QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 29, 2005

Registration No. 333-123628

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NAVTEQ CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	77-0170321 (I.R.S. Employer Identification No.)

222 Merchandise Mart, Suite 900
Chicago, Illinois 60654
(312) 894-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Lawrence M. Kaplan, Esq.
Senior Vice President and General Counsel
NAVTEQ Corporation
222 Merchandise Mart, Suite 900
Chicago, Illinois 60654
(312) 894-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas L. Hanley, Esq. Pepper Hamilton LLP Hamilton Square 600 14th Street, N.W. Washington, D.C. 20005 (202) 220-1200	Larry A. Barden, Esq. Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, IL 60603 (312) 853-7000	Andrew D. Soussloff, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498 (212) 558-4000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholder are soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 29, 2005.

PROSPECTUS

        30,000,000 Shares

Common Stock

        All of the shares of common stock being sold in this offering are being sold by Philips Consumer Electronic Services B.V., our principal stockholder. Prior to this offering, Philips beneficially owned 36.9% of our common stock. We are not selling any shares in this offering and will not receive any proceeds from the sale of the shares by the selling stockholder.

        Our common stock is listed on the New York Stock Exchange under the symbol "NVT." The last reported sale price of our common stock on April 28, 2005 was $36.91 per share.

        See "Risk Factors" on page 8 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholder	$	$

        The underwriters may also purchase up to an additional 3,101,305 shares from the selling stockholder at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about            , 2005.

Joint Book-Running Managers

Merrill Lynch & Co.
Deutsche Bank Securities
Lehman Brothers
UBS Investment Bank

Co-Managers

William Blair & Company
Credit Suisse First Boston
Morgan Stanley
Piper Jaffray

The date of this prospectus is            , 2005

Where NAVTEQ™ maps are found

Revolutionizing the map industry

NAVTEQ maps enable vehicle and mobile navigation systems and devices, route planning and map display services, and location-based and geographic information products and services.

Vehicle

200 ft

Telematics

Internet

MAPQUEST

PDAs

Start
MENU
11:57a

Cell Phones

TALK
MENU

Trip Planning

TIRED ?
REST AREA
10 MILES
ZION PARK 32
GRAND CANYON 140
LAKE POWELL 145
2 km

Fleet

Enterprise

ORACLE PARTNER

Government Solutions

NAVTEQ

How we build NAVTEQ™ maps

NAVTEQ maps are highly detailed and accurate representations of the road network.

Digitizing analog materials

Driving with GPS positioning

Collecting road attributes

Editing the database

The navigable map difference

Turn Restrictions

One-Ways

ONE WAY
ONE WAY
STOP

Access Restriction

cta
bus stop
NO TURN ON RED 7AM - 7PM

Underground Exits

Physical Barriers

Complex Maneuvers

Vanity Addresses

Obscure Locations

Points of Interest

HOTEL

FARMACIA

MUSEUM

P Parkgarage

NAVTEQ

        You should rely only on the information contained in this prospectus. We have not, and the selling stockholder and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since that date.

        For investors outside the United States: Neither we, the selling stockholder nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

        This summary highlights some of the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements and notes to those financial statements, before you decide to invest in our common stock.

Our Business

        We are a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices and Internet-based mapping applications. Our map database, which is our principal product, is a highly accurate and detailed digital representation of road transportation networks in Europe, the United States, Canada and other regions. This database enables our customers to offer a broad range of dynamic navigation, route planning, location-based services and other geographic information-based products and services to consumer and commercial users. Products and services that use our database include a variety of features such as real-time, detailed turn-by-turn route guidance, driving directions, route optimization and map displays. For the year ended December 31, 2004, we had net revenue of $393 million and net income of $54 million. For the quarter ended March 27, 2005, we had net revenue of $105 million and net income of $17 million.

        We believe that our database is the most used source of digital map information for automotive and Internet-based navigation products and services in Europe and North America, and that we are a leading provider of such information for use in mobile devices. Every major automobile manufacturer that currently offers a navigation system in Europe and North America uses our database in one or more of its models, and virtually all of the European, Japanese and North American vehicle navigation systems manufacturers that currently offer a navigation system in Europe and North America, including Harman Becker, Alpine and Siemens, license our database. Since 1999, over 7 million vehicles have been equipped with navigation systems that use our database. Our principal Internet-based customers include AOL/MapQuest, Microsoft/MSN and Yahoo!. In 2004, these leading Internet portals and websites accounted for more than 8 billion route planning transactions derived from our database in North America. From 2001 to 2004, the number of units of our database incorporated by our customers into mobile devices increased an average of over 200% annually.

        Our database offers extensive geographic coverage, including data at various levels of detail for 48 countries on four continents, covering approximately 10.2 million miles of roadway. Our most detailed coverage includes extensive road, route and related travel information, including road classifications, details regarding ramps, road barriers, sign information, street names and addresses and traffic rules and regulations. In addition, our database currently includes over 14 million points of interest, such as airports, hotels, restaurants, retailers, civic offices and cultural sites.

        Our multi-step database creation, maintenance and delivery process combines our use of proprietary software and technologies with the efforts of a dedicated field force of approximately 520 employees around the world. This process allows us to effectively collect, update and verify road network data with a level of quality and accuracy that allows us to deliver a superior product to our customers. Due to the complexity of our database building process and the depth and breadth of the information it contains, we believe it would take substantial time and resources for a new market entrant to build a digital map database with a comparable level of detail and accuracy.

Our Market Opportunity

        Consumers have traditionally relied on printed maps for vehicle navigation and route planning information. In more recent years, the use of maps in digital form has proliferated, both as a substitute for the uses previously addressed by paper maps and for more advanced functions. In particular, the development of the digital map database industry has been, and continues to be, accelerated by the commercialization of Global Positioning System (GPS) technology. The automotive industry led the early adoption of GPS-enabled navigation technologies and is currently the largest consumer of digital map databases such as ours. In addition, a variety of mobile devices have been introduced in recent years that are GPS-enabled and capable of supporting dynamic navigation and location-based service applications.

        Vehicle navigation systems that provide dynamic navigation assistance have been available to consumers in Western Europe since 1994. The popularity of these systems has increased since their introduction. Over the last three years, an average of 16.2 million new light vehicles were sold annually in Western Europe. We estimate that navigation systems were available as either a standard feature or an option for over 85% of the new vehicles sold in Western Europe in 2004. We further estimate that approximately 1.9 million vehicles in Western Europe were equipped with navigation systems in 2004, up from approximately 1.2 million vehicles in 2002. In a September 2003 report, the independent market research firm of Frost & Sullivan projected that the number of vehicles equipped with navigation systems in Western Europe will grow at a compound annual rate of more than 20% over the next five years, reaching a total of 5.6 million units in 2009.

        Although the U.S. and Canadian light vehicle market is larger in size than that of Western Europe with an average of 18.4 million new light vehicles sold annually over the last three years, the introduction of vehicle navigation systems in North America occurred later than in Western Europe. In 2004, we estimate that navigation systems were available for over 35% of new vehicles sold in North America, primarily in the luxury and sport utility vehicle classes. We further estimate that approximately 900,000 vehicles were equipped with navigation systems in North America in 2004, up from approximately 360,000 in 2002. In an October 2004 report, Frost & Sullivan projected that shipments of vehicle navigation systems in North America will grow by a compound annual rate of more than 20% over the next five years, reaching a total of 2.4 million units in 2009.

        The market for consumer GPS-enabled devices such as mobile phones, personal digital assistants, or PDAs, and personal navigation devices, or PNDs, is growing rapidly. For example, in a December 2004 report, IDC Research, an independent industry research firm, estimated that the number of GPS-enabled handset shipments will reach 383 million globally in 2008, up from 63 million units in 2004. In addition, in a September 2004 report entitled "Forecast: Mobile Terminals, Worldwide, 1999-2008," Gartner Dataquest, an independent market research firm, estimated that there were over 27 million smartphones (which have enhanced processing power and increased memory capacity) shipped globally in 2004 and projected that the number of smartphones shipped will increase to approximately 150 million by 2008.

        We believe opportunities for the use of our map database will increase for the following reasons:

  •
  Proliferation of location-based products and services based on the rapid commercialization of GPS technology;

  •
  Growing consumer awareness of the value of navigation systems and location-based services;

  •
  Current low market penetration in all key end markets;

  •
  Declining prices of navigation systems;

  •
  Increasing availability of navigation systems for additional classes of vehicles and mobile devices; and

  •
  Advances in navigation technologies, user interfaces and data accuracy.

Our Competitive Strengths

        We believe that we enjoy a number of important competitive strengths that drive our success and differentiate us from our competitors, including:

  •
  Market Leadership. We are the leader in providing digital map data to automobile manufacturers and automotive navigation systems manufacturers in Europe and North America and navigation-related Internet application providers in North America. We are well-positioned to penetrate other industries utilizing highly accurate digital map data, such as the emerging location-enabled mobile device industry.

  •
  Extensive Global Coverage. We offer extensive coverage, including 48 countries on four continents covering approximately 10.2 million miles of roadway.

  •
  Detail and Richness of Our Database. Our database enables real-time, turn-by-turn route guidance to specific addresses, points of interest and other locations.

  •
  Integrated Data Collection Process. We have a data collection process that combines proprietary technology with a global field force of approximately 520 trained technicians that enables us to effectively collect, update and verify detailed road network data.

  •
  Strong Business Relationships. We have long-standing, collaborative relationships with manufacturers of automobiles, vehicle navigation systems and mobile devices.

  •
  Consistent Global Specification. Our maintenance of common data standards and a uniform digital mapping approach worldwide enables us to deliver highly accurate, timely and consistent data to our customers and allows us to more rapidly enhance maps and add attributes in new or existing coverage areas.

Our Operating Strategy

        We are committed to enhancing the value of our map database to our customers. Key elements of our operating strategy, which is focused on sustaining our market leadership and competitive differentiation, include:

  •
  Continuing to Improve Detail, Scope and Value of Our Map Database. We continually improve our database in key regions, such as Western Europe, the United States and Canada.

  •
  Focusing on Quality and Consistency. We are dedicated to delivering accurate and consistent information in order to increase customer and end-user satisfaction and enhance our position as a high-quality provider of digital map information.

  •
  Providing a Range of Value-Added Services. We assist our customers in using our database in their products and services and marketing those products and services to their customers and end-users.

  •
  Improving Our Data Collection, Production and Delivery Technologies. We strive to continually improve our data collection, processing, distribution and deployment capabilities.

Our Growth Strategy

        Our objective is to be the leading provider of digital map information and enabling technology for navigation and other geographic information-based products and services. Key elements of our growth strategy include:

  •
  Capitalizing on Growth in Demand for Vehicle Navigation. We intend to capitalize on the expected growth of the vehicle navigation industry by leveraging our market leadership position and relationships with automobile manufacturers and navigation systems manufacturers.

  •
  Facilitating Growth in Location-Based Services. We are establishing relationships with mobile device manufacturers, developers of software applications for mobile devices and wireless carriers to capitalize on the market opportunity for navigation, route planning and other location-based services offered on mobile devices.

  •
  Expanding Geographically. We intend to strengthen our global presence by expanding into areas that we believe, in collaboration with our customers, have high potential demand.

  •
  Enhancing and Extending Product Offering. We continually work with our customers to enhance and extend our database product offering and improve functionality to meet the evolving demands of our customers and end-users.

  •
  Increasing Sales of Map Updates. Our installed base provides growth opportunities via sales of map updates and we are developing a number of initiatives targeted at increasing consumer awareness of the availability and utility of updated map data and simplifying fulfillment logistics in order to promote update purchases.

Our Relationship with Philips

        Philips Consumer Electronic Services B.V., or Philips B.V., is our principal stockholder. As of March 31, 2005, Philips B.V. beneficially owned, in the aggregate, 33,101,305 shares of our common stock (approximately 36.9% of the total issued and outstanding common stock). If the overallotment option is exercised in full, Philips B.V. will no longer own any shares of our common stock.

        Koninklijke Philips Electronics N.V., or Royal Philips Electronics, is the parent company of Philips B.V. and other subsidiaries that currently have, or have in the past had, relationships with us. In this prospectus, we sometimes refer to Philips B.V., Royal Philips Electronics and these other subsidiaries as Philips.

        We have had a relationship with Philips since 1988. Philips has provided us with equity and debt financing, and we have procured various goods and services through our relationship with them. One of our directors currently is employed by one of the subsidiaries of Royal Philips Electronics. These matters are described in further detail under "Certain Relationships and Related Transactions."

Corporate Information

        We originally incorporated in the State of California in August 1985 as Karlin & Collins, Inc., and reincorporated in the State of Delaware in September 1987 as Navigation Technologies Corporation. In February 2004, we changed our name to NAVTEQ Corporation. In August 2004, we completed an initial public offering and our common stock began trading on the New York Stock Exchange under the symbol "NVT." Our principal executive offices are located at 222 Merchandise Mart, Suite 900, Chicago, Illinois 60654, and our telephone number at that address is (312) 894-7000. We maintain a web site at www.navteq.com. Information contained on, or that may be accessed through, our web site is not part of this prospectus.

The Offering

Common stock offered by the selling stockholder	30,000,000 shares
Common stock to be outstanding after this offering	89,603,328 shares
Use of proceeds	We will not receive any of the proceeds from the sale of shares in this offering. The selling stockholder will receive all net proceeds from the sale of the shares.
Dividend policy
Except for a special cash dividend in the aggregate amount of approximately $47.2 million paid on June 18, 2004 to our common stockholders prior to the initial public offering, we have never declared or paid cash dividends on our common stock. We do not expect to pay any cash dividends in the foreseeable future. See "Dividend Policy" on page 23 for a discussion of the factors that will affect the determination by our board of directors to declare dividends, the restrictions on our ability to pay dividends imposed by our existing credit agreement and other matters concerning our dividend policy.
Risk factors	See "Risk Factors" on page 8 and the other information in this prospectus for a discussion of the factors you should consider before you decide to invest in our common stock.
New York Stock Exchange symbol	NVT

        The number of shares of common stock to be outstanding immediately after this offering is based on shares outstanding as of March 31, 2005 and excludes:

  •
  7,175,008 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2005 under our 1988 Stock Option Plan, 1996 Stock Option Plan, 1998 California Stock Option Plan, 2001 Stock Incentive Plan and individual option agreements with certain of our executive officers with a weighted average exercise price of $7.86 per share;

  •
  856,166 shares of common stock issuable pursuant to outstanding restricted stock units under our 2001 Stock Incentive Plan as of March 31, 2005; and

  •
  an aggregate of 9,773,720 shares of common stock available for future issuance under our 2001 Stock Incentive Plan as of March 31, 2005.

        Unless otherwise noted, the number of shares of common stock offered by the selling stockholder does not include 3,101,305 shares that may be purchased from the selling stockholder if the overallotment option is exercised.

Summary Consolidated Financial Data

        The table below sets forth summary consolidated financial data for the periods indicated. The data for the three years ended December 31, 2004 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The data as of March 27, 2005 and for the quarters ended March 28, 2004 and March 27, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, contain all adjustments necessary to present fairly the information set forth below. The historical results presented below are not necessarily indicative of the results to be expected in any future period. It is important that you read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 27 and our consolidated financial statements and notes to those consolidated financial statements beginning on page F-1 of this prospectus.

				Quarter Ended
	Year Ended December 31,
				March 28, 2004	March 27, 2005
	2002	2003	2004
	(In thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net revenue	$165,849	272,623	392,858	79,465	104,697
Operating costs and expenses:
Database creation and distribution costs	92,499	125,841	186,330	40,435	47,953
Selling, general and administrative expenses	63,422	83,024	111,942	23,096	31,913

Total operating costs and expenses	155,921	208,865	298,272	63,531	79,866

Operating income	9,928	63,758	94,586	15,934	24,831
Interest income (expense), net	(668)	380	1,134	142	646
Other income (expense), net	—	6,163	(1,892)	(347)	(45)

Income before income taxes	9,260	70,301	93,828	15,729	25,432
Income tax benefit (expense)(1)	(1,105)	165,514	(39,762)	(6,010)	(8,647)

Net income	8,155	235,815	54,066	9,719	16,785
Cumulative preferred stock dividends	(110,464)	—	—	—	—

Net income (loss) applicable to common stockholders	$(102,309)	235,815	54,066	9,719	16,785

Earnings (loss) per share of common stock:
Basic	$(2.41)	2.81	0.62	0.12	0.19

Diluted	$(2.41)	2.69	0.59	0.11	0.18

Weighted average shares used in per share computation:
Basic	42,446	84,062	86,509	84,178	88,625
Diluted	42,446	87,593	92,001	91,125	93,500

(1)
During 2003, a portion of the valuation allowance on deferred tax assets was reversed, resulting in a benefit of $168,752. During 2004, the balance of deferred tax assets was adjusted due to changes in corporate income tax rates, primarily in The Netherlands, resulting in expense of $3,824.

As of March 27, 2005
(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$26,021
Marketable securities	80,648
Working capital	114,722
Deferred income tax assets, net	136,101
Total assets	383,684
Long-term debt	—
Total stockholders' equity	260,486
				Quarter Ended
	Year Ended December 31,
				March 28, 2004	March 27, 2005
	2002	2003	2004
	(In thousands)
Consolidated Statement of Cash Flow Data:
Cash flow provided by operating activities	$22,234	65,948	106,422	4,911	5,815
Capital expenditures	(2,156)	(9,269)	(12,875)	(1,776)	(1,491)
Capitalized software development costs	(10,027)	(9,966)	(12,792)	(2,911)	(2,995)

Total capital expenditures and capitalized software development costs	(12,183)	(19,235)	(25,667)	(4,687)	(4,486)
Depreciation and amortization	10,563	12,030	15,568	2,896	5,032

RISK FACTORS

        You should carefully consider the risk factors described below and all other information contained or incorporated by reference in this prospectus before you decide to invest in our common stock. If any of the following risk factors, as well as other risks and uncertainties that are not currently known to us or that we currently believe are not material, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Our Business

We derive a significant portion of our revenue from a limited number of customers, and if we are unable to maintain these customer relationships or attract additional customers, our revenue will be adversely affected.

        For the years ended December 31, 2002, 2003 and 2004, revenue from BMW AG and Harman International Industries, Inc., our top two customers, accounted for approximately 28%, 29% and 26%, respectively, of our total revenue. In addition, during those three years, sales to our top 15 customers accounted for approximately 75%, 75% and 78% of our revenue, respectively. For the quarter ended March 27, 2005, revenue from our top two customers accounted for approximately 27% of our total revenue and sales to our top 15 customers accounted for approximately 81% of our revenue. Although we have achieved some success in expanding our customer base, we anticipate that a limited number of customers will continue to represent a significant percentage of our revenue for the foreseeable future. In addition, although we have contractual arrangements with most of our key customers, the majority of these arrangements are not long term and generally do not obligate our key customers to make any minimum or specified level of purchases. Therefore, our relationships with these key customers may or may not continue in the future, and we are not guaranteed any minimum level of revenue from them. We cannot assure you that our revenue from our current customers will reach or exceed historical levels in any future period. The loss of one or more of our key customers, or fewer or smaller orders from them, would adversely affect our revenue.

The market for products and services incorporating our map database is evolving and its rate of growth is uncertain.

        Our success depends upon our customers' abilities to successfully market and sell their products incorporating our database. Continued growth in the adoption of route guidance products in the automotive industry and in the consumer mobile device industry (in products such as mobile phones, PDAs and PNDs), technological improvements in wireless devices, such as inclusion of GPS capabilities in mobile devices and increases in functional memory, and continued development by our current and potential customers of dynamic navigation, route planning, location-based services, asset tracking and other geographic-related products and services incorporating our database, are critical to our future growth. If our customers do not continue to successfully develop and market new products and services incorporating our database, or the products that our customers develop and market do not meet consumer expectations, our revenue and operating results will be adversely affected.

        Growth in the market for vehicle navigation products and services historically has occurred first in Europe and then in North America. If the market growth in North America is not consistent with the growth we have experienced in Europe, our ability to grow our revenue will be adversely affected.

Our product offering is not diversified and if we attempt to diversify, we may not be successful.

        Our map database is our principal product, and a substantial majority of our revenue is attributable to the licensing of our database for route guidance applications. Consequently, if the market for existing and new products and services incorporating our database declines or does not continue to grow, our business would be seriously harmed because we currently do not have additional products or services that would generate sufficient revenue to enable us to sustain our business while seeking new markets and applications for our database. In addition, any attempt by us to diversify our product and service offerings may not be successful and may cause us to divert resources and management attention away from our core business, which could adversely affect our financial position, reputation and relationships with our customers.

If we are unable to manage our growth effectively, our profitability and ability to implement our strategy will be adversely affected.

        Our continued growth has and will continue to place significant demands on our managerial, operational and financial resources. To accommodate this growth and successfully execute our strategy, we will need to continue to hire additional qualified personnel and implement new or upgraded operating and financial systems and internal operating and financial controls and procedures throughout our company. Our inability to expand and integrate these additions and upgrades in an efficient and timely manner could cause our expenses to increase, revenue to decline and could otherwise adversely affect our profitability and ability to implement our strategy.

We derive the majority of our revenue from the use of our map database in vehicle navigation systems and fluctuations in the condition of the automotive market may result in fluctuations in the demand for products incorporating our database.

        The use of our database in vehicle navigation systems, which we supply directly and indirectly to automobile manufacturers, historically has accounted for a substantial majority of our revenue. Approximately 82%, 83% and 82% of our revenue for the years ended December 31, 2002, 2003 and 2004, respectively, and approximately 79% of our revenue for the quarter ended March 27, 2005, were generated by the sale of our database for use in new automobiles equipped with navigation systems. Any significant downturn in the demand for these products would materially decrease our revenue. The automotive market historically has experienced fluctuations due to increased competition, economic conditions and circumstances affecting the global market for automobiles generally, and additional fluctuations are likely to occur in the future. To the extent that our future revenue depends materially on sales of new automobiles equipped with navigation systems enabled by digital maps, our business may be vulnerable to these fluctuations.

Our profitability will suffer if we are not able to maintain our license fees.

        Our profitability depends significantly on the prices we are able to charge customers for our data and other services. The license fees we charge our customers are affected by a number of factors, including:

  •
  our customers' perception of the quality of our data and other products and services;

  •
  the proliferation of navigation applications in lower-cost products and services and market acceptance of those products and services;

  •
  our customers' expectations of lower license fees as a result of economies of scale, customer-imposed efficiency improvements and decreases in prices of hardware and software incorporating our database;

  •
  competition;

  •
  advances in technology that reduce the cost of geographic data acquisition;

  •
  introduction of new services or products by us or our competitors;

  •
  pricing policies of our competitors;

  •
  price sensitivity of end-users of navigation products and services; and

  •
  general economic conditions.

        Any one or a combination of these factors could cause a decline in our license fees and thus, adversely affect our revenue and profitability. In addition, the success of our pricing policies is based, in part, on our assessment of the evolution of the market for products and services incorporating navigation applications, which is uncertain, and our ability to correlate the price we charge for various uses of our database. If either our assessment of the market evolution or our price correlations turn out to be incorrect, then our revenue and profitability may be adversely affected.

        The automotive market and the market for mobile devices are highly competitive and manufacturers in these markets are continually looking for ways to reduce the costs of components included in their products in order to maintain or broaden consumer acceptance of those products. Because our map database is a component incorporated in automotive, mobile phone and handheld navigational systems, we face pressure, from time to time, from our customers to lower our database license fees. We have in the past, and may in the future, need to lower our license fees to preserve customer relationships or extend use of our database to a broader range of products. To the extent we lower our license fees in the future, we cannot assure you that we will be able to achieve related increases in the use of our database or other benefits to offset fully the effects of these adjustments.

        In addition, increased competition has affected our ability to maintain the level of our prices. If price adjustments resulting from increased competition are not offset by increases in sales of our database, our revenue and profitability could be adversely affected.

Increased competition could result in price reductions, reduced profit margins or loss of market share by us.

        The market for map information is highly competitive. We compete with other companies and governmental and quasi-governmental agencies that provide map information to a wide variety of users in a wide range of applications with varying levels of functionality.

        We currently have several major competitors in providing map information, including Tele Atlas N.V. and numerous European governmental and quasi-governmental mapping agencies (e.g., Ordnance Survey in the United Kingdom) that license map data for commercial use. Tele Atlas offers detailed map data for Western Europe and the United States. In July 2004, Tele Atlas acquired Geographic Data Technology, Inc. (GDT), a digital map data company in the United States, and, as a result, it may be more difficult for us to compete effectively with the combined company. Governmental and quasi-governmental agencies also are making more map data information available free of charge or at lower prices, which may encourage new market entrants or reduce the demand for fee-based products and services which incorporate our map database.

        In addition, some of our customers prefer to license data from several vendors in order to diversify their sources of supply and to maintain competitive and pricing pressures. Increased competition from our current competitors or new market entrants (which may include our customers), actions taken by our customers to diversify their sources of supply and increase pricing pressure, the acquisition of GDT by Tele Atlas and other competitive pressures may result in price reductions, reduced profit margins or loss of market share by us.

One of our primary competitors has filed a complaint against us alleging various anti-competitive and tortious acts which could adversely affect our business, results of operations and financial condition.

        On April 22, 2005, Tele Atlas filed a complaint against us in the United States District Court for the Northern District of California. The complaint alleges that we have violated Sections 1 and 2 of the Sherman Act, Section 3 of the Clayton Act, and Sections 16720, 16727 and 17200 of the California

Business and Professions Code, and that we have intentionally interfered with Tele Atlas's contractual relations and prospective economic advantage with third parties, by allegedly excluding Tele Atlas from the market for digital map data for use in navigation system applications in the United Sates through exclusionary and predatory practices. More specifically, Tele Atlas's complaint alleges that we, through our license under U.S. Patent No. 5,161,886, control a predominant share of the alleged relevant technology market consisting of methods for displaying portions of a topographic map from an apparent perspective view outside and above a vehicle in the United States, and have entered into patent licenses and/or other arrangements in a manner that violates the aforesaid laws. Tele Atlas seeks preliminary and permanent injunctive relief, unspecified monetary, exemplary and treble damages, and costs and attorneys' fees of suit. Based on our preliminary review of the complaint, we believe that the allegations are without merit. However, we will further evaluate the matter with counsel. We intend to take all necessary steps to vigorously defend ourselves against this action; however, because this matter is in a very early stage, we cannot predict its outcome or potential effect, if any, on our business, financial condition or results of operations. A negative outcome could adversely affect our business, results of operations and financial condition. Even if we prevail in this matter, we may incur significant costs in connection with its defense, experience a diversion of management time and attention, realize a negative impact on our reputation with our customers and face similar governmental and private actions based on these allegations.

We have historically incurred operating losses and we may not achieve sustained profitability.

        Prior to the year ended December 31, 2002, we had been unprofitable on an annual basis since our inception. For the years ended December 31, 2000 and 2001, we had operating losses of $51.3 million and $28.9 million, respectively, and net losses of $109.6 million and $116.5 million, respectively. As of March 27, 2005, we had an accumulated deficit of $450.9 million. Although we have achieved an operating profit and a net profit for each of the last three fiscal years, we cannot assure you that our revenue will continue to grow at its current rate or that we will be able to maintain profitability in the future.

Our dependence on our vehicle navigation systems manufacturer customers for compilation services could result in a material decrease in our revenue or otherwise adversely affect our business.

        For vehicle navigation systems, we rely on our vehicle navigation systems manufacturer customers to compile copies of our map database into their proprietary formats. This can be a time and labor intensive and complex process. In some cases, these customers also are responsible for distributing the compiled database to the automobile manufacturers. If these customers do not compile or distribute our map database in a timely manner and consistent with the requirements of the automobile manufacturers, our reputation and relationships with the automobile manufacturers could be adversely affected. In other cases, our navigation systems manufacturer customers compile our map database and then return a master copy to us. We then distribute copies of the database to the automobile manufacturers in exchange for a distribution fee. If these customers do not fulfill their obligations to us to compile our map database, or to the extent we have not entered into agreements clearly specifying their obligations or fail to do so in the future, we may not be able to satisfy our obligations to automobile manufacturers, which could result in our contractual liability to these automobile manufacturers, and would likely decrease our revenue and adversely affect our business. Our vehicle navigation systems manufacturer customers also could decide not to provide compilation services to us, which would prevent us from providing distribution services to the automobile manufacturers with respect to these customers' navigation systems, and would result in a material decrease in our revenue.

We derive a significant portion of our revenue from our international operations and economic, political and other inherent risks of international operations may adversely affect our financial performance.

        We have approximately 121 satellite and administrative offices in 19 countries worldwide. We have substantial operations in Europe. Approximately 68%, 66% and 68% of our total revenue for the years ended December 31, 2002, 2003 and 2004, respectively, and approximately 69% of our total revenue during the quarter ended March 27, 2005, were attributable to our European operations. We expect a significant portion of our revenue and expenses will be generated by our European operations in the future. Accordingly, our operating results are and will continue to be subject to the risks of doing business in foreign countries, which could have a material adverse effect on our business. We also collect data in various foreign jurisdictions and outsource some software development and data production functions in foreign jurisdictions. The key risks to us of operating in foreign countries include:

  •
  reduced or inadequate intellectual property protections and/or high rates of intellectual property piracy in some jurisdictions;

  •
  multiple, conflicting, vague and changing laws and regulations, including tax laws, employment laws, governmental approvals, permits and licenses;

  •
  restrictions on the movement of cash;

  •
  general political and economic instability;

  •
  restrictions on the import and export of technologies;

  •
  price controls or restrictions on exchange of foreign currencies;

  •
  trade barriers, including tariffs and other laws and practices that favor local companies;

  •
  maintenance of quality standards for outsourced work; and

  •
  difficulties and costs in staffing and managing foreign subsidiary operations, including cultural differences.

        We expect to continue to expand internationally into other countries and regions, including into emerging economies, where we believe that many of these risks are increased. In some cases, this expansion may require or result in investments in or acquisitions of local companies or other strategic relationships, any of which may involve these risks.

Currency translation risk and currency transaction risk may adversely affect our results of operations.

        Material portions of our revenue and expenses have been generated by our European operations, and we expect that our European operations will account for a material portion of our revenue and expenses in the future. Substantially all of our international expenses and revenue are denominated in foreign currencies, principally the euro. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in Europe and other foreign markets in which we have operations. Accordingly, fluctuations in the value of those currencies in relation to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. In addition to currency translation risks, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a currency other than the local currency in which it receives revenue and pays expenses.

        Historically, we had not engaged in activities to hedge our foreign currency exposures. On April 22, 2003, we entered into a foreign currency derivative instrument to hedge certain foreign currency exposures related to intercompany transactions. For the year ended December 31, 2004 and quarter ended March 27, 2005, we generated approximately 68% and 69%, respectively, of our total revenue, and incurred approximately 48% and 50%, respectively, of our total costs in foreign currencies. Our European operations reported revenue of $268 million and $72 million for the year ended December 31, 2004 and for the quarter ended March 27, 2005, respectively. For the year ended December 31, 2004, approximately $18 million (or approximately 4%) of our revenue was a result of an increase in the exchange rate of the euro against the dollar, as compared to 2003, with every one cent change in the exchange ratio of the euro against the dollar resulting in a $2.2 million change in our revenue and a $1 million change in our operating income. For the quarter ended March 27, 2005, approximately $3 milllon (or approximately 3%) of our revenue was a result of an increase in the exchange rate of the euro against the dollar, as compared to the same period in 2004, with every one cent change in the exchange ratio of the euro against the dollar resulting in a $0.6 million change in our revenue and a $0.3 million change in our operating income. Our analysis does not consider the implications that such fluctuations could have on the overall economic activity that could exist in such an environment in Europe or the United States. Given the volatility of exchange rates, we may not be able to manage effectively our currency translation and/or transaction risks, which may adversely affect our financial condition and results of operations.

We are subject to income taxes in many countries because of our international operations and we exercise judgment in order to determine our provision for income taxes. Because that determination is an estimate, we cannot be certain that our income tax provisions and accruals will be adequate.

        We are subject to income taxes in many countries, jurisdictions and provinces. Our international operations require us to exercise judgment in determining our global provision for income taxes. Regularly, we make estimates where the ultimate tax determination is uncertain. While we believe our estimates are reasonable, we cannot assure you that the final determination of any tax audit or tax-related litigation will not be materially different from that reflected in our historical income tax provisions and accruals. The assessment of additional taxes, interest and penalties as a result of audits, litigation or otherwise, could be materially adverse to our current and future results of operations and financial condition.

We may not generate sufficient future taxable income to allow us to realize our deferred tax assets.

        We have a significant amount of tax loss carryforwards and interest expense carryforwards that will be available to reduce the taxes we would otherwise owe in the future. We have recognized the value of a portion of these future tax deductions in our consolidated balance sheet at March 27, 2005. The realization of our deferred tax assets is dependent upon our generation of future taxable income during the periods in which we are permitted, by law, to use those assets. We exercise judgment in evaluating our ability to realize the recorded value of these assets, and consider a variety of factors, including the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Our evaluation of the realizability of deferred tax assets must consider both positive and negative evidence, and the weight given to the potential effects of positive and negative evidence is based on the extent to which the evidence can be verified objectively. While we believe that sufficient positive evidence exists to support our determination that the realization of our deferred tax assets is more likely than not, we cannot assure you that we will have profitable operations in the future that will allow us to fully realize those assets.

Increased governmental regulation may place additional burdens on our business and adversely affect our ability to compete.

        Although we do not believe governmental regulation has had a material effect on our business and operations to date, it is possible that we will experience the effects of increased regulation in the future. In Europe and the United States, the combination of heightened security concerns and the increase in the breadth and accuracy of our map database could result in more restrictive laws and regulations, such as export control laws, applicable to our database. In addition, automobile safety initiatives may result in restrictions on devices that use our database. As we continue to expand our geographic coverage, policies favoring local companies and other regulatory initiatives may result in export control laws and other restrictions on our ability to access, collect and use map data or otherwise conduct business in various countries throughout the world. Our failure to comply with local policies and regulations could result in a number of adverse consequences, including loss of access to map data, restrictions or prohibitions on our use of map information, financial penalties, criminal sanctions or loss of licenses or other authority to do business in those jurisdictions. Any of these occurrences could adversely affect our ability to complete, improve, license or distribute our database, which could result in a competitive disadvantage for us and the possible loss of customers and revenue.

While we believe we currently have adequate internal control over financial reporting, we are required to evaluate our internal control under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

        As a public reporting company, we must comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2005, at which time we will be required to furnish a report by our management on our internal control over financial reporting. This report will contain among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. This report must also contain a statement that our auditors have issued an attestation report on management's assessment of such internal control.

        While we currently believe our internal control over financial reporting is effective, we are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging. During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2005, or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal control, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

        While we currently anticipate being able to satisfy the requirements of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and any required remediation. If we are not able to comply with the requirements of Section 404 in a timely manner or if our auditors are not able to complete the procedures required to support their attestation report, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

If we cannot retain our existing management team or attract and retain highly skilled and qualified personnel, our business could be adversely affected.

        Our success depends to a significant degree on the skills, experience and efforts of our current executive officers, including Judson C. Green, President and Chief Executive Officer, David B. Mullen, Executive Vice President and Chief Financial Officer, John K. MacLeod, Executive Vice President, Global Marketing and Strategy and M. Salahuddin Khan, Senior Vice President, Technology & Development and Chief Technology Officer and our other key employees, including management, sales, support, technical and services personnel. Qualified employees are in high demand throughout technology-based industries, and our future success depends in significant part on our ability to attract, train, motivate and retain highly skilled employees and the ability of our executive officers and other members of senior management to work effectively as a team.

If we are unable to integrate acquired companies effectively, our business could be adversely affected.

        We may pursue acquisitions of existing companies in order to grow our business, to expand the scope and breadth of our database and to diversify our products and services. We cannot assure you that we will be able to integrate successfully any future acquisitions, that these acquired companies will operate profitably, or that we will realize the potential benefits from these acquisitions. If we do not successfully integrate acquired companies, the attention of our management may be diverted and our business, financial condition and results of operations could be adversely affected.

If we fail to adapt our map database to changes in technology, we could lose our existing customers and be unable to attract new business.

        The market for products and services incorporating digital map information is evolving and is characterized by rapid technological change, changes in customer requirements, the introduction of new products and services and enhancements to existing products and services. Although our database currently can be used by our customers in a wide variety of applications, we will need to be able to maintain the compatibility of our map database with new products and services introduced as a result of technological changes. If we are unable to do so, demand for our database could decline and our revenue would be adversely affected.

If we fail to establish and maintain relationships with third party sources of data used in our map database, our business is likely to suffer.

        We depend upon third party sources for data to build, maintain and enhance our database. In certain cases, this data is readily available only from limited third party sources and/or at significant cost. We cannot assure you that we will be successful in maintaining our relationships with our current third party sources or that we will be able to continue to obtain data from them on acceptable terms or at all. We also cannot assure you that we will be able to obtain data from alternative sources if our current sources become unavailable. In some cases, we may obtain data on less favorable terms in order to satisfy our customers' requirements. In addition, we may be unable to obtain data from additional sources that would allow us to enhance our existing coverage and expand our geographic coverage. Our rights to use any data we obtain may be limited in scope and duration and subject to various other terms and restrictions that may reduce its usefulness to us. Our inability to obtain data from our current sources or additional or alternative sources, or to use the acquired data for our intended purposes, may impair or delay the further development, updating and distribution of our database. Any impairments or delays may adversely affect our relationships with our customers and cause us to lose revenue. Further, if we must pay more for the data than we have in the past or acquire data on unfavorable terms to satisfy customer requirements, our profitability may be adversely affected.

If our customers do not accurately report the amount of license fees owed to us, we will not receive all of the revenue to which we are entitled.

        Except with respect to our automobile manufacturer customers for whom we make and distribute copies of our database, we rely on our customers to report the amount of license fees owed to us under our agreements with them. The majority of our agreements, including those with our key customers, give us the right to audit their records to verify this information. However, these audits can be expensive, time-consuming and possibly detrimental to our ongoing business relationships with our customers. As a result, to date we have only audited a small number of customers in any given year and have relied primarily on the accuracy of our customers' reports. To the extent those reports are inaccurate, the revenue we collect from our customers could be materially less than the amount we should be receiving from them. Though we believe the revenue lost from underreporting has not been material historically, we cannot estimate the impact of underpayments in the future.

Errors or defects in the database we deliver to customers may expose us to risks of product liability claims and adversely affect our reputation, which could result in customer loss, decreased revenue, unexpected expenses and loss of market share.

        The use of our data in route guidance products and other navigation products and applications involves an inherent risk of product liability claims and associated adverse publicity. Claims could be made by our customers if errors or defects result in failure of their products or services, or by end-users of those products or services or others alleging loss or harm as a result of actual or perceived errors or defects in our map database. Our potential exposure may increase as products and services incorporating our map database begin to be used more widely in emergency response or other safety-related applications and as the information included in earlier versions of our map database becomes dated or obsolete. In addition, errors or defects in our database may require us to participate in product recalls, or cause us to voluntarily initiate a recall in order to maintain good customer relationships.

        Product liability claims present a risk of protracted litigation, substantial money damages, attorneys' fees, costs and expenses, and diversion of management's attention from the operation of our business. Although we have not had any product liability claims brought against us to date, we cannot assure you that claims will not be brought in the future. We attempt to mitigate the risks of product liability claims through the use of disclaimers, limitations of liability and similar provisions in our license agreements; however, we cannot assure you that any of these provisions will prove to be effective barriers to claims. Recalls also may be costly and divert management's attention from the operation of our business. In some circumstances, we are contractually obligated to indemnify our customers for liabilities, costs and expenses arising out of product liability claims. Providing indemnification or contesting indemnification claims from our customers may result in our incurring substantial costs and expenses. In some cases, purchase orders submitted by our customers purport to incorporate certain customer-favorable contractual terms and conditions which, if given effect, could increase our potential product liability and recall liability exposure. In addition, adverse publicity may reduce our customers' willingness to incorporate our database and related applications into their products, which would adversely affect our revenue.

Our inability to adequately protect our map database and other intellectual property could enable others to market databases with similar coverage and features that may reduce demand for our database and adversely affect our revenue.

        We rely primarily on a combination of copyright laws, trade secrets, patents, database laws and contractual rights to establish and protect our intellectual property rights in our database, software and related technology. We cannot assure you that the steps we have taken or will take to protect our intellectual property from infringement, misappropriation or piracy will prove to be sufficient. Current or potential competitors may use our intellectual property without our authorization in the development of databases, software or technologies that are substantially equivalent or superior to ours, and even if we discover evidence of infringement, misappropriation or intellectual property piracy, our recourse against them may be limited or could require us to pursue litigation, which could involve substantial attorneys' fees, costs and expenses and diversion of management's attention from the operation of our business. Our database is a compilation of public domain, licensed, otherwise-acquired and independently developed information obtained from various sources such as aerial photographs, commercially available maps and data, government records, other data sources and field observation.

Current or potential competitors may be able to use publicly available sources of information and techniques similar to ours to independently create a database containing substantially the same information as our database. Any of these events likely would harm our competitive position.

        The laws of some countries in which we operate do not protect our intellectual property rights to the same extent as the laws of other countries. For example, although our database and software are protected in part by copyright, database and trade secret rights, copyright protection does not extend to facts and legislative database protections that relate to compilations of facts currently exist only in certain countries of Europe and do not exist in the United States or Canada. In addition, as we continue to expand our geographic coverage outside of Europe and North America, there may be little or no intellectual property protection and increased rates of piracy. Further, we recently have begun to outsource some software development and data production functions and license certain data collection tools and know how to third parties located in foreign countries where we believe there is an increased risk of infringement, misappropriation and piracy and an increased possibility that we may not be able to enforce our contractual and intellectual property rights.

        Copies of our database that are distributed to end-users do not always include effective protection against unlawful copying. While we attempt to stop data piracy, our database is sometimes illegally copied and sold through auction sites and other channels.

We may face intellectual property infringement claims that could be time consuming, costly to defend and result in our loss of significant rights.

        Due to the uncertain and developing nature of this area of intellectual property law, we cannot assure you that claims of infringement or similar claims will not be asserted against us. Various public authorities and private entities claim copyright or other ownership of or protection with respect to certain data and map information that we use in our database. Although our general policy is to seek to obtain licenses or other rights where necessary or appropriate, we cannot assure you that we have obtained or will be successful in obtaining all of these licenses or rights. In the event that claims are asserted against us, we may be required to obtain one or more licenses from third parties. We may or may not be able to obtain those licenses at a reasonable cost or at all. Also, if we are found to have infringed the intellectual property rights of a third party, we may be subject to payment of substantial royalties or damages, or enjoined or otherwise prevented from marketing part or all of our database, software or related technologies and/or products which would incorporate our database, software or related technologies, any of which could cause us to lose revenue, impair our customer relationships and damage our reputation.

        We also claim rights in our trademarks and service marks. Certain of our marks are registered in Europe, the United States, and elsewhere and we have filed applications to register certain other marks in these jurisdictions. Marks of others that are the same or similar to certain of our marks currently exist or may exist in the future. We cannot assure you that we will be able to continue using certain marks or that certain of our marks do not infringe the marks of others. We have licensed others to use certain of our marks in connection with our database and software and expect to continue licensing certain of our marks in the future. Licensees of our marks may take actions that might materially and adversely affect the value of our marks or reputation.

Our intellectual property indemnification practices and potential obligations may adversely affect our business.

        Our license agreements with our customers generally contain indemnification provisions which, in certain circumstances may require us to indemnify our customers for liabilities, costs and expenses arising out of violations of intellectual property rights. These indemnification provisions and other actions by us may result in indemnification claims or claims of intellectual property right infringement.

In some instances, the potential amount of the indemnities may be greater than the revenue we receive from the customer. Any indemnification claims or related disputes or litigation, whether ultimately we are or are not required to provide indemnification, could be time-consuming and costly, damage our reputation, prevent us from offering some services or products, or require us to enter into royalty or licensing arrangements, which may not be on terms favorable to us.

Our technology systems may suffer failures and business interruptions that could increase our operating costs and cause delays in our operations.

        Our operations face the risk of systems failures. Although we believe we have sufficient disaster recovery plans and redundant systems in place, our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, computer hardware and software failure, telecommunications failure, computer hacking break-ins and similar events. The occurrence of a natural disaster or unanticipated problems with our technology systems at our production facility in Fargo, North Dakota, at the location of the mainframe computer that stores our map database or at our offices in Chicago, Illinois and Veldhoven, The Netherlands could cause interruptions or delays in the ongoing development and enhancement of our map database and related software, and inhibit our ability to timely deliver our database to our customers, which in turn could cause us to lose customers or revenue. Our technology systems may also be subject to capacity constraints which would cause increased operating costs in order to overcome these constraints.

        In addition, we are in the process of migrating our computer systems related to our database to a new platform, and during this process we are incurring both the costs associated with migrating and maintaining our legacy systems. While we cannot assure you that there will not be unanticipated costs, we do not believe that the costs associated with the migration will be material to our results of operations. Hardware failure or software errors occurring in our legacy systems or during repair or after the completion of this migration could result in errors in our database, which could cause us to have to repair and re-ship our database to some customers and hinder our ability to timely deliver our database to our customers. Repairs and reshipments of our data could result in a material increase in our operating costs and subject us to liability from our customers and end-users. Delays in completing the migration also could inhibit our ability to enhance and improve our database, which could adversely affect our ability to compete.

We are required to achieve and maintain various quality assurance standards, and if we are unable to do so, our key customers may not do business with us.

        Many of our customers, particularly those in the automotive industry, require their suppliers to maintain certain quality assurance standards and certifications, including those pursuant to the ISO series of international standards. Although we have achieved many of these certifications, we cannot assure you that we will be able to continue to meet these standards in the future or that our customers will not require us to obtain and maintain certifications under different or more stringent standards in the future, which we may or may not be able to accomplish. If we are unable to do so, those customers may refuse to do business with us, which could materially reduce our revenue and adversely affect our reputation.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

        We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting policies. A change in those accounting principles or interpretations could have a significant effect on our reported financial results and may affect our reporting of transactions completed before a change is announced or adopted.

        Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting certain aspects of our business, including rules relating to employee stock option grants, have recently been revised or are under review. In December 2004, the FASB issued a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," which amends SFAS No. 123 to require the recognition of employee stock options as compensation expense based on their fair value at the time of grant (with limited exceptions). On April 14, 2005, the SEC amended the compliance dates to require SFAS No. 123(R) to be effective for fiscal years beginning after June 15, 2005. These new rules will require us to change our accounting policy and record an expense for our stock-based compensation plans using the fair value method and will result in additional accounting charges to us.

Risks Related to this Offering and
Your Ownership of Our Common Stock

This offering will result in a substantial amount of previously unregistered shares of our common stock being registered, which may depress the market price of our common stock.

        As of March 31, 2005, the number of outstanding shares of our common stock not beneficially owned by the selling stockholder was approximately 56,502,023. After giving effect to this offering, this figure will increase to 86,502,023 (or 89,603,328 if the underwriters' overallotment option is exercised in full). All shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933. The registration and sale of the shares of common stock in this offering could depress the market price of our common stock.

Our stock price may decline due to future sales of shares by our other stockholders.

        Sales of substantial amounts of our common stock, or the perception that these sales may occur, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities in the future. All of our outstanding shares of common stock are freely transferable without restriction or further registration under the Securities Act of 1933, subject to restrictions that may be applicable to our "affiliates," as that term is defined in Rule 144 of the Securities Act and subject to the 90-day "lock-up" restrictions described in the "Underwriting" section of this prospectus. Shares issuable upon exercise of our options also may be sold in the market in the future and sales of substantial amounts of those shares, or the perception that these sales may occur, also may adversely affect the price of our common stock.

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid or at all.

        The price of our common stock may fluctuate widely, depending upon many factors, including the market's perception of our prospects and those of geographic data providers in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general economic or market conditions and broad market fluctuations. Broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. Stock prices for technology-related companies have experienced significant price and volume volatility. Companies that experience volatility in the market price of their securities often are subject to securities class action litigation. This type of litigation, if instituted against us, could result in substantial costs and divert management's attention and resources away from our business.

Our quarterly revenue and operating results are difficult to predict and if we do not meet quarterly financial expectations our stock price may experience increased volatility.

        Our quarterly revenue and operating results are difficult to predict due to a variety of factors, including the timing of purchases by our customers, the introduction of new products or services by them incorporating our map database and changes in our pricing policies or those of our competitors. These or other factors, many of which are beyond our control, may result in this unpredictability continuing in the future. This could cause our operating results in some quarters to vary from market expectations and lead to volatility in our stock price. We currently do not provide guidance to the marketplace with respect to our quarterly financial results. As such, analysts' estimates may not reflect our own expectations as to our future financial performance.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We may require additional capital in the future, which may not be available to us. Sales of our equity securities to provide this capital may dilute your ownership in us.

        We may need to raise additional funds through public or private debt or equity financings in order to:

  •
  take advantage of expansion opportunities;

  •
  acquire complementary businesses or technologies;

  •
  develop new services and products; or

  •
  respond to competitive pressures.

        Any additional capital raised through the sale of our equity securities may dilute your percentage ownership interest in us. Historically, we have relied on significant debt and equity financing from Philips to operate our business. Philips is not under any obligation to provide financing to us in the future. Furthermore, any additional financing we may need may not be available on terms favorable to us or at all. The unavailability of needed financing could adversely affect our ability to execute our growth strategy.

We do not intend to pay dividends for the foreseeable future.

        Except for the special cash dividend that was paid on June 18, 2004 to our common stockholders of record as of April 19, 2004, we have never declared or paid any cash dividends on our common stock. Payment of future cash dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, and any limitations on dividend payments included in any financing or other agreements that we may be party to at the time. Our existing credit facility currently restricts our ability to pay dividends. Consequently, investors cannot rely on dividend income and your opportunity to achieve a return on your investment in our common stock will likely depend entirely upon any future appreciation in the price of our stock. There is no guarantee that the price of our common stock will appreciate in the future or that the price at which you purchased your shares will be maintained.

Delaware law and our certificate of incorporation and bylaws contain provisions that could delay and discourage takeover attempts that stockholders may consider favorable.

        Certain provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware corporate law may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management. These provisions include:

  •
  the ability by our board of directors to issue preferred stock with voting or other rights or preferences;

  •
  our stockholders may only take action at a meeting of our stockholders and not by written consent; and

  •
  our stockholders must comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place stockholders' proposals on the agenda for consideration at meetings of the stockholders.

Any delay or prevention of a change of control transaction or changes in our board of directors or management could deter potential acquirors or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.

FORWARD-LOOKING STATEMENTS

        This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "may," "will," "should" and "estimates," and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecast in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus and the documents incorporated by reference might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference. You are cautioned not to place undue reliance on these forward-looking statements. You should read this prospectus, and the documents incorporated in or referred to in this prospectus, including documents filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, with the understanding that actual future results and events may be materially different from what we currently expect.

        The forward-looking statements included in this prospectus reflect our views and assumptions only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

        This prospectus also contains or refers to market data and industry statistics, forecasts and projections that we obtained from industry publications and publicly-available data. These sources generally indicated that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy or completeness of their information. We do not guarantee, and we have not independently verified, this information. Accordingly, you should not place undue reliance on this information.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the common stock by the selling stockholder in this offering.

PRICE RANGE OF OUR COMMON STOCK

        Since August 6, 2004, our common stock has traded on the New York Stock Exchange under the symbol "NVT." Prior to that time, our common stock was not publicly traded. The following table sets forth the reported high and low sales prices of our common stock as reported on the New York Stock Exchange for the periods indicated.

2004	High	Low
Third Quarter (commencing August 6, 2004)	$37.55	$24.00
Fourth Quarter	$48.37	$35.00
2005	High	Low
First Quarter	$48.57	$37.30
Second Quarter (through April 28, 2005)	$43.80	$35.50

        On April 28, 2005, the closing sale price of our common stock as reported on the New York Stock Exchange was $36.91 per share. At March 31, 2005, there were 463 holders of record of our common stock, based on the stockholders list maintained by our transfer agent.

DIVIDEND POLICY

        Except for a special cash dividend that was paid to our common stockholders on June 18, 2004 prior to our initial public offering, we have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. In addition, our existing credit facility currently restricts our ability to pay dividends. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, and in accordance with the revolving credit agreement.

CAPITALIZATION

        The following table sets forth our capitalization as of March 27, 2005. It is important that you read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those consolidated financial statements beginning on page F-1 of this prospectus.

As of March 27, 2005
(In thousands, except per share amounts)
Cash and cash equivalents	$26,021
Marketable securities	80,648

Total cash, cash equivalents and marketable securities	$106,669

Long-term debt	$—
Stockholders' equity:
Common stock, par value $0.001 per share, 400,000 shares authorized, 89,589 shares issued and outstanding	$90
Additional paid-in-capital	753,880
Deferred stock compensation expense	(15,318)
Accumulated other comprehensive loss	(27,237)
Accumulated deficit	(450,929)

Total stockholders' equity	260,486

Total capitalization	$260,486

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected historical consolidated financial data have been derived from our historical financial statements. The selected historical financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements, appearing elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The selected historical consolidated financial data as of March 27, 2005 and for the quarters ended March 28, 2004 and March 27, 2005 have been derived from our unaudited interim financial statements appearing elsewhere in this prospectus and, in the opinion of management, contain all adjustments necessary to present fairly the information set forth below. The historical results presented below are not necessarily indicative of the results to be expected in any future period. It is important that you read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those consolidated financial statements beginning on page F-1 of this prospectus.

						Quarter Ended
	Year Ended December 31,
						March 28, 2004	March 27, 2005
	2000	2001	2002	2003	2004
	(In thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net revenue	$82,195	110,431	165,849	272,623	392,858	79,465	104,697
Operating costs and expenses:
Database creation and distribution costs	79,548	82,343	92,499	125,841	186,330	40,435	47,953
Selling, general and administrative expenses	53,966	56,979	63,422	83,024	111,942	23,096	31,913

Total operating costs and expenses	133,514	139,322	155,921	208,865	298,272	63,531	79,866

Operating income (loss)	(51,319)	(28,891)	9,928	63,758	94,586	15,934	24,831
Interest income (expense), net(1)	(57,743)	(17,383)	(668)	380	1,134	142	646
Other income (expense), net(1)	(506)	(70,235)	—	6,163	(1,892)	(347)	(45)

Income (loss) before income taxes	(109,568)	(116,509)	9,260	70,301	93,828	15,729	25,432
Income tax benefit (expense)(2)	—	—	(1,105)	165,514	(39,762)	(6,010)	(8,647)

Net income (loss)	(109,568)	(116,509)	8,155	235,815	54,066	9,719	16,785
Cumulative preferred stock dividends	—	(91,417)	(110,464)	—	—	—	—

Net income (loss) applicable to common stockholders	$(109,568)	(207,926)	(102,309)	235,815	54,066	9,719	16,785

Earnings (loss) per share of common stock:
Basic	$(3.87)	(7.31)	(2.41)	2.81	0.62	0.12	0.19

Diluted	$(3.87)	(7.31)	(2.41)	2.69	0.59	0.11	0.18

Weighted average shares used in per share computation:
Basic	28,333	28,441	42,446	84,062	86,509	84,178	88,625
Diluted	28,333	28,441	42,446	87,593	92,001	91,125	93,500

	As of December 31,					As of March 27,
	2000	2001	2002	2003	2004	2005
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,516	7,506	9,427	1,982	30,101	26,021
Cash on deposit with affiliate	—	5,000	10,000	65,307	—	—
Marketable securities	—	—	—	—	72,930	80,648
Working capital (deficit)	(24,481)	(16,388)	(8,633)	82,088	97,587	114,722
Deferred income tax assets, net(2)	—	—	—	172,065	142,765	136,101
Total assets	51,263	62,476	80,327	325,165	364,708	383,684
Long-term debt(1)	339,733	—	—	—	—	—
Total stockholders' equity (deficit)(1)	(345,908)	3,571	11,237	217,911	232,818	260,486
						Quarter Ended
	Year ended December 31,
						March 28, 2004	March 27, 2005
	2000	2001	2002	2003	2004
	(In thousands)
Consolidated Statement of Cash Flow Data:
Cash flow provided by (used in) operating activities	$(45,602)	(11,501)	22,234	65,948	106,422	4,911	5,815
Capital expenditures	(10,314)	(5,119)	(2,156)	(9,269)	(12,875)	(1,776)	(1,491)
Capitalized software development costs	(7,848)	(10,773)	(10,027)	(9,966)	(12,792)	(2,911)	(2,995)

Total capital expenditures and capitalized software development costs	(18,162)	(15,892)	(12,183)	(19,235)	(25,667)	(4,687)	(4,486)
Depreciation and amortization	5,193	8,541	10,563	12,030	15,568	2,896	5,032

(1)
Our outstanding borrowings with Philips were extinguished in exchange for preferred stock during 2001. We recognized a loss on the extinguishment of $69,568, which is reflected in other income (expense), net for 2001.

(2)
During 2003, a portion of the valuation allowance on deferred tax assets was reversed, resulting in a benefit of $168,752. During 2004, the balance of deferred tax assets was adjusted due to changes in corporate income tax rates, primarily in The Netherlands, resulting in expense of $3,824.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Amounts in thousands, except per share amounts)

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes to those consolidated financial statements beginning on page F-1 of this prospectus. Certain information contained in this discussion and analysis and presented elsewhere in this document, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risk and uncertainties. In evaluating these statements, you should specifically consider the various risk factors set forth under "Risk Factors" beginning on page 8 of this prospectus that could cause results to differ materially from those expressed in these forward-looking statements.

Overview

General

        We are a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices and Internet-based mapping applications. Our map database enables providers of these products and services to offer dynamic navigation, route planning, location-based services and other geographic information-based products and services to consumer and commercial users.

        In connection with a registration rights agreement between Philips Consumer Electronic Services B.V. ("Philips B.V.") and us, Philips B.V. exercised its first demand registration right on April 16, 2004. Pursuant to this request, we filed a Registration Statement on Form S-1 (Reg. No. 333-114637) on April 20, 2004 with the Securities and Exchange Commission to register our common stock in an initial public offering, which became effective on August 5, 2004. The initial public offering was completed on August 11, 2004. At closing, Philips B.V. and NavPart I B.V. received all of the proceeds from the sale of shares in the offering. As of March 31, 2005, Philips B.V. beneficially owned 33,101 shares of common stock, or approximately 36.9% of our common stock. In connection with the offering contemplated by this prospectus, on March 11, 2005, Philips B.V. exercised its second registration demand right under the registration rights agreement.

Revenue

        We generate revenue primarily through the licensing of our database in Europe and North America. Revenue grew 64.4% and 44.1% in 2003 and 2004, respectively, and 31.8% in the first quarter of 2005 as compared to the corresponding prior period. The largest portion of our revenue comes from digital map data used in self-contained hardware and software systems installed in vehicles. We believe that there are two key factors that affect our performance with respect to this revenue: the number of automobiles sold for which navigation systems are either standard or an option ("adoption") and the rate at which car buyers select navigation systems as an option ("take-rate").

        The adoption of navigation systems in automobiles and the take-rates have increased during recent years and we expect that these will continue to increase for at least the next few years as a result of market acceptance by our customers of products and services that use our database. As the adoption of navigation systems in automobiles and the take-rates increase, we believe each of these can have a positive effect on our revenue, subject to our ability to maintain our license fee structure and customer base.

        In addition, the market for products and services that use our database is evolving, and we believe that much of our future success depends upon the development of markets for a wider variety of products and services that use our database. This includes growth in location-enabled mobile devices, such as mobile phones, personal digital assistants (PDAs), personal navigation devices (PNDs) and other products and services that use digital map data. While use of our map database in mobile phones and in location-based products and services is still largely in development and just beginning to enter the marketplace, there are a number of PDAs and PNDs currently on the market in both Europe and North America that use our map database for turn-by-turn route guidance, including products offered by Garmin, Dell and Thales. Our revenue growth is driven, in part, by the rate at which consumers and businesses purchase these products and services, which in turn is affected by the availability and functionality of such products and services. We believe that both of these factors have increased in recent years and will continue to increase for at least the next few years. However, even if these products and services continue to be developed and marketed by our customers and gain market acceptance, we may not be able to license the database at prices that will enable us to maintain profitable operations. Moreover, the market for map information is highly competitive, and competitive pressures in this area may result in price reductions for our database, which could materially adversely affect our business and prospects.

        We have also experienced, and expect to continue to experience, difficulty in maintaining the license fees we charge for our digital map database due to a number of factors, including automotive and mobile device customer expectations of continually lower license fees each year and a highly competitive environment. As a consequence of Tele Atlas's acquisition of GDT in July 2004, there may be additional price pressure on our license fees in order for us to compete effectively with the combined company. In addition, governmental and quasi-governmental entities are increasingly making map data information with higher quality and greater coverage available free of charge or at lower prices. Customers may determine that the data offered by such entities is an adequate alternative to our map database for some of their applications. Additionally, the availability of this data may encourage new entrants into the market by decreasing the cost to build a map database similar to ours. In response to these pressures, we are focused on:

  •
  Offering a digital map database with superior quality, detail and coverage;

  •
  Providing value-added services to our customers such as distribution services, and technical and marketing support; and

  •
  Enhancing and extending our product offering by adding additional content to our map database such as integrated real-time traffic data, enhancements to support advanced driver assistance systems applications that improve vehicle safety and performance, and enriched points of interest, such as restaurant reviews, hours of operation and parking availability.

We also believe that in the foreseeable future the effect on our revenue and profitability as a result of any decreases in our license fees will be offset by volume increases as the market for products and services that use our database grows, although we cannot assure you that these increases will occur.

Operating Expenses

        Our operating expenses are comprised of database creation and distribution costs and selling, general and administrative expenses. Database creation and distribution costs primarily include the purchase and licensing of source maps and employee compensation related to the construction, maintenance and delivery of our database. Selling, general and administrative expenses primarily include employee compensation, marketing, facilities and other administrative expenses.

        Our operating expenses have increased as we have made investments related to the development, improvement and commercialization of our database. Our operating expenses grew 34.0% and 42.8% in 2003 and 2004 and 25.7% in the first quarter of 2005, as compared to the corresponding prior period. Operating expenses as a percentage of revenue were 94%, 77% and 76% in 2002, 2003 and 2004, respectively, and 76% in the first quarter of 2005. We anticipate that operating expenses will continue to increase as our growth and development activities continue, including further development and enhancement of our database and increasing our sales and marketing efforts.

        During 2004 and 2005, we granted restricted stock units (RSUs) to certain of our directors and employees under our 2001 Stock Incentive Plan. The RSUs are securities that require us to deliver to the holder one share of our common stock for each vested unit. We recognized compensation expense of $6,224 and $2,098 related to the RSUs during the year ended December 31, 2004 and the quarter ended March 27, 2005, respectively. The expense related to the restricted stock units is recognized ratably over the vesting periods of each tranche of the restricted stock units.

        We have historically obtained software, software-related consulting services, treasury services, tax consulting services, insurance services and purchasing services on favorable terms through our participation in Koninklijke Philips Electronics N.V.'s ("Philips") programs, which we believe have resulted in operating expense savings for us of approximately $2,000 to $2,500 per year. Pursuant to the separation agreement that we entered into with Philips, upon the closing of our initial public offering, we can no longer obtain software, software-related consulting services, treasury services, tax consulting services and insurance from or through Philips or participate in Philips' purchasing programs beyond March 31, 2005. To the extent we are unable to obtain goods and services at prices and/or on terms as favorable as those previously available to us, we expect that we will incur increased operating expenses in future periods.

Income Taxes

        As of December 31, 2004, we had U.S. net operating loss carryforwards for Federal and state income tax purposes of approximately $191,777 and $65,342, respectively. The difference between the Federal and state loss carryforwards relate to certain limitations applicable to us because our principal operations were previously located in California. These include a 50% limitation on California loss carryforwards, capitalized research and development costs for California income tax purposes and a five-year limit on California net operating loss carryforwards. Net operating loss carryforwards are available to reduce future taxable income subject to expiration. Various amounts of our net operating loss carryforwards expire, if not utilized, each year until 2023. The following table details the timing of the expiration of our net operating loss carryforwards:

Year of expiration	Federal net operating loss carryforwards	State net operating loss carryforwards
2005	$—	$888
2006	—	2,085
2007	—	805
2008	5,514	545
2009	5,715	468
Thereafter through 2023	180,548	60,551

	$191,777	$65,342

        As of December 31, 2004, we also had net operating loss carryforwards in Europe and Canada of approximately $176,583 and $1,207, respectively. The European loss carryforwards have no expiration date and the Canadian loss carryforwards generally have a seven-year carryforward period. In addition, as of December 31, 2004, we had U.S. interest expense carryforwards for both Federal and state income tax purposes of approximately $204,237.

        Prior to 2003, we had fully provided a valuation allowance for the potential benefits of the net operating loss and interest expense carryforwards mentioned above as we believed it was more likely than not that the benefits would not be realized. During the fourth quarter of 2003, we reversed the valuation allowance related to the net operating loss carryforwards and other temporary items as we believed it was more likely than not that we would be able to use the benefit to reduce future tax liabilities. The reversal resulted in recognition of an income tax benefit of $168,752 in 2003 and a corresponding increase in the deferred tax asset on the consolidated balance sheet. In 2004, we recorded our income tax provision based on our pretax income and the applicable tax rates in the corresponding jurisdictions and intend to do so in future periods.

        As of December 31, 2003, we had fully reserved for the tax benefits related to the interest expense carryforwards as we believed it was more likely than not that the benefits would not be realized. At such time, we believed it was more likely than not that we would not realize the benefit associated with the interest expense carryforwards due to (1) restrictions placed on the deductibility of the interest as a result of Philips' controlling interest in us and (2) uncertainty about our ability to generate sufficient incremental future taxable income in the United States to offset the additional interest expense deductions. During the third quarter of 2004, Philips relinquished its controlling interest in us after our initial public offering. We are now allowed to deduct the deferred interest expense in tandem with our net operating loss carryforwards. As a result, we reevaluated whether it is more likely than not that the tax benefits associated with our net operating loss carryforwards together with our interest expense carryforwards will be realized. Based on that evaluation, we determined the amount of net deferred tax assets that we believe it is more likely than not that we will realize. Our estimate of the deferred tax assets that we expect are more likely than not to be realized did not require us to record an adjustment to the balance of the related valuation allowance. As of December 31, 2004, we had a valuation allowance for deferred tax assets of $86,478 related to a portion of our U.S. net operating loss and interest expense carryforwards, and Canadian net operating loss carryforwards. As of March 27, 2005, the balance of the valuation allowance for deferred tax assets was $86,465.

        During the fourth quarter of 2004, we revalued the deferred tax asset on our balance sheet due to changes in statutory corporate income tax rates, resulting in a decrease to deferred tax assets and additional income tax expense of $3,824. This revaluation was primarily due to legislation in The Netherlands enacted during the fourth quarter of 2004 that reduced statutory corporate income tax rates from 34.5% to 30% over a four-year period starting in 2005. The adjustment increased our 2004 effective tax rate from 38% to 42.4%, but is expected to reduce our effective tax rate in future years.

Cash and Liquidity

        Prior to the year ended December 31, 2002, we had been unprofitable on an annual basis since our inception, and, as of March 27, 2005, we had an accumulated deficit of $450,929. We had historically financed our operations with borrowings from Philips and the sale of preferred stock to Philips. Philips has no obligation to provide us with any additional financing in the future.

        In April 2004, we declared a special cash dividend of $47,159, which was paid on June 18, 2004 to our common stockholders of record as of April 19, 2004.

        As of March 27, 2005, our balance of cash and cash equivalents and marketable securities was $106,669, compared to our cash and cash equivalents and marketable securities as of December 31, 2004 in the amount of $103,031, which represents an increase of $3,638 from December 31, 2004. In addition, we have generated positive cash flow from operations for the past thirteen quarters.

Foreign Currency Risk

        Material portions of our revenue and expenses have been generated by our European operations, and we expect that our European operations will account for a material portion of our revenue and expenses in the future. Substantially all of our international revenue and expenses are denominated in foreign currencies, principally the euro. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in Europe and other foreign markets in which we have operations. Accordingly, fluctuations in the value of those currencies in relation to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. In addition to currency translation risks, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a currency other than the local currency in which it receives revenue and pays expenses.

        Historically, we had not engaged in activities to hedge our foreign currency exposures. On April 22, 2003, we entered into a foreign currency derivative instrument to hedge certain foreign currency exposures related to intercompany transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk." For the year ended December 31, 2004 and the quarter ended March 27, 2005, we generated approximately 68% and 69% of our net revenue, respectively, and incurred approximately 48% and 50% of our total costs, respectively, in foreign currencies. Our European operations reported revenue of $267,541 for the year ended December 31, 2004, and $71,985 for the quarter ended March 27, 2005. For the year ended December 31, 2004, approximately $17,649 (or approximately 4% of total revenue) was a result of an increase in the exchange rate of the euro against the dollar, as compared to 2003, with every one cent change in the exchange ratio of the euro against the dollar resulting in a $2,200 change in our revenue and approximately a $1,000 change in our operating income. For the quarter ended March 27, 2005, approximately $2,832 (or approximately 3% of total revenue) was a result of an increase in the exchange rate of the euro against the dollar, as compared to the first quarter of 2004, with every one cent change in the exchange ratio of the euro against the dollar resulting in approximately a $550 change in our quarterly revenue and approximately a $250 change in our quarterly operating income. Our analysis does not consider the implications that such fluctuations could have on the overall economic activity that could exist in such an environment in Europe or the United States.

Customer Concentration

        Material portions of our revenue have been generated by a small number of customers, and we expect that a small number of customers will account for a material portion of our revenue for the foreseeable future. Approximately 27% of our revenue for the quarter ended March 27, 2005 was from two customers, accounting for approximately 19% and 8%, respectively, of our revenue. Approximately 26% of our revenue for the year ended December 31, 2004 was from two customers, accounting for approximately 16% and 10%, respectively, of our revenue. Approximately 29% of our revenue for the year ended December 31, 2003 was from two customers, accounting for approximately 18% and 12%, respectively, of our revenue. Approximately 28% of our revenue for the year ended December 31, 2002 was from two customers, accounting for 15% and 13%, respectively, of our revenue. Our top fifteen customers accounted for approximately 75%, 75% and 77% of our revenue for the years ended December 31, 2002, 2003 and 2004 and approximately 81% of our revenue for the quarter ended March 27, 2005.

        The majority of our significant customers are automobile manufacturers and suppliers to automobile manufacturers. Conditions in the market for new automobiles in general and conditions affecting specific automobile manufacturers and suppliers may affect sales of vehicle navigation systems incorporating our database. Fluctuations in the automotive market have occurred in the past and are likely to occur in the future. To the extent that our future revenue depends materially on sales of new automobiles equipped with navigation systems enabled by digital maps, our business may be vulnerable to these fluctuations.

Reverse Stock Split

        On April 27, 2004, our board of directors and stockholders approved a reverse stock split of our common stock. The ratio for our reverse split was 1-for-14, as determined by our board of directors.

We amended our amended and restated certificate of incorporation on August 5, 2004 to effect this reverse split and to change the number of authorized shares of common stock to 400,000. All previously reported share amounts have been retroactively adjusted to give effect to the reverse split.

Critical Accounting Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and make various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that, of the significant policies used in the preparation of our consolidated financial statements (see Note 1 of Notes to Consolidated Financial Statements), the following are critical accounting estimates, which may involve a higher degree of judgment and complexity. Management has discussed the development and selection of these critical accounting estimates with our Audit Committee, and our Audit Committee has reviewed this disclosure.

Revenue Recognition

        We derive a substantial majority of our revenue from licensing our database. We provide our data to end-users through multiple distribution methods, primarily media or server-based. For example, our customers produce copies of our data on various media, such as CD-ROMs, DVDs and other storage media. Our customers then distribute those media to end-users directly and indirectly through retail establishments, automobile manufacturers and their dealers, and other redistributors. The media may be sold by our customer separately from its products, bundled with its products or otherwise incorporated into its products. We also produce copies of our data and distribute those copies to end-users both directly and indirectly through automobile manufacturers and their dealers. In those cases where we produce and distribute copies to end-users, the copies are either compiled into our customers' proprietary format for use with the customers' products or are in our common database physical storage format. Additionally, some of our customers store our data on servers and distribute information, such as map images and driving directions, derived from our data over the Internet and through other communication networks.

        Revenue is recognized net of provisions for estimated uncollectible amounts and anticipated returns. Our map database license agreements provide evidence of our arrangements with our customers, and identify key contract terms related to pricing, delivery and payment. We do not recognize revenue from licensing our database until delivery has occurred and collection is considered probable. We provide for estimated product returns at the time of revenue recognition based on our historical experience for such returns, which have not been material. As a result, we do not believe there is a significant risk of recognizing revenue prematurely.

        For revenue distributed through the media-based method, license fees from usage (including license fees in excess of the nonrefundable minimum fees) are recognized in the period in which they are reported by the customer to us. Prepaid licensing fees are recognized in the period in which the distributor or customer reports that it has shipped our database to the end-user. Revenue for direct sales is recognized when the database is shipped to the end-user.

        For revenue distributed through the server-based method, revenue includes amounts that are associated with nonrefundable minimum licensing fees, license fees from usage (including license fees in excess of nonrefundable minimum fees), recognition of prepaid licensing fees from our distributors and customers and direct sales to end-users. Nonrefundable minimum annual licensing fees are received upfront and represent a minimum guarantee of fees to be received from the licensee (for sales made by that party to end-users) during the period of the arrangement. We generally cannot determine the amount of up-front license fees that have been earned during a given period until we receive a report from the customer. Accordingly, we amortize the total up-front fee paid by the customer ratably over the term of the arrangement. When we determine that the actual amount of licensing fees earned exceeds the cumulative revenue recognized under the amortization method (because the customer reports licensing fees to us that exceed this amount), we recognize the additional licensing revenue.

        Revenue from licensing arrangements consisting of an original database plus a second copy of the database are allocated equally to the two shipments of our database to the customer. The second copy of the database is considered to have a value equal to that of the original database provided under such arrangements, which is consistent with their relative fair values. Licensing arrangements that entitle the customer to unspecified updates over a period of time are recognized as revenue ratably over the period of the arrangement.

Allowance for Doubtful Accounts

        We record allowances for estimated losses from uncollectible accounts based upon specifically identified amounts that we believe to be uncollectible. In addition, we record additional allowances based on historical experience and our assessment of the general financial condition of our customer base. If our actual collections experience changes, revisions to our allowances may be required. We have a number of customers with individually large amounts due at any given balance sheet date. Any unanticipated change in the creditworthiness of one of these customers or other matters affecting the collectibility of amounts due from these customers could have a material adverse affect on our results of operations in the period in which these changes or events occur.

        The allowance for doubtful accounts as reflected in our consolidated balance sheet reflects our best estimate of the amount of our gross accounts receivable that will not be collected. Our actual level of bad debts has been relatively stable in recent years, which we believe is due to our practice of requiring customer prepayments in certain instances together with prompt identification of potential problem accounts. We continue to refine our estimates for bad debts as our business grows, and while our credit losses have historically been within both our expectations and the provision recorded, fluctuations in credit loss rates in the future may impact our financial results.

Database Creation, Distribution and Software Development Costs

        We have invested significant amounts in creating and updating our database and developing related software applications for internal use. Database creation and distribution costs consist of database creation and updating, database licensing and distribution, and database-related software development. Database creation and updating costs are expensed as incurred. These costs include the direct costs of database creation and validation, costs to obtain information used to construct the database, and ongoing costs for updating and enhancing the database content. Database licensing and distribution costs include the direct costs related to reproduction of the database for licensing and per-copy sales and shipping and handling costs. Database-related software development costs consist primarily of costs for the development of software as follows: (i) applications used internally to improve the effectiveness of database creation and updating activities, (ii) enhancements to internal applications that enable our core database to operate with emerging technologies, and (iii) applications to facilitate customer use of our database. Costs of internal-use software are accounted for in accordance with AICPA Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, certain application development costs relating to internal-use software have been capitalized and are being amortized on a straight-line basis over the estimated useful lives of the assets. It is possible that our estimates of the remaining economic life of the technology could change from the current amortization periods. In that event, impairment charges or shortened useful lives of internal-use software could be required.

Impairment of Long-lived Assets

        As of December 31, 2003, December 31, 2004 and March 27, 2005, our long-lived assets consisted of property and equipment and internal-use software. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Significant management judgment is required in determining the fair value of our long-lived assets to measure impairment, including projections of future discounted cash flows.

Realizability of Deferred Tax Assets

        The assessment of the realizability of deferred tax assets involves a high degree of judgment and complexity. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences, as determined pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management's evaluation of the realizability of deferred tax assets must consider both positive and negative evidence, and the weight given to the potential effects of positive and negative evidence is based on the extent to which it can be objectively verified. We have generated significant taxable losses since our inception, and prior to the year ended December 31, 2003, management had concluded that a valuation allowance against substantially all of our deferred tax assets was required. However, our European operations generated taxable profits throughout 2002, and, for the year ended December 31, 2003, both our European and U.S. operations generated taxable income. During 2003, we assessed the realizability of our deferred tax assets by weighing both positive and negative evidence. Positive evidence included qualitative factors such as growing market acceptance of navigation products in Europe and North America, particularly in automobiles, our leading competitive positions in both Europe and the U.S., and the significant time required and cost involved in building a database such as ours. Positive quantitative evidence included our strong recent operating performance in both Europe and the U.S., our projections of our future operating results that indicate that we will be able to generate sufficient taxable income to fully realize the benefits of our existing loss carryforwards before they expire, and the length of carryforward periods related to our net operating losses, approximately half of which have no statutory expiration date. Negative evidence included our history of operating losses through 2001, the likelihood of increased competition and the loss of a large customer. After evaluating the available evidence, management determined that sufficient objective evidence existed to conclude that it is more likely than not that a portion of the deferred tax assets would be realized. Accordingly, we reversed the valuation allowance related to net operating loss carryforwards and other temporary items in Europe and the United States, resulting in the recognition of an income tax benefit of $168,752 in 2003.

        As of December 31, 2003, we had fully reserved for the tax benefits related to interest expense carryforwards in the United States as we believed it was more likely than not that the benefits would not be realized. At such time, we believed it was more likely than not that we would not realize the benefit associated with the interest expense carryforwards due to (1) restrictions placed on the deductibility of the interest as a result of Philips' controlling interest in us and (2) uncertainty about our ability to generate sufficient incremental future taxable income in the United States to offset the additional interest expense deductions. During the third quarter of 2004, Philips relinquished its controlling interest in us after our initial public offering. We are now allowed to deduct the deferred interest expense in tandem with our net operating loss carryforwards. As a result, we reevaluated whether it is more likely than not that the tax benefits associated with our net operating loss carryforwards and our interest expense carryforwards will be realized. Our evaluation considered both positive and negative evidence, and the weight given to the potential effects of positive and negative evidence was based on the extent to which it can be objectively verified in the same manner as described above for the evaluation completed in 2003. Based on that evaluation, we determined the amount of net deferred tax assets that we believe it is more likely than not that we will realize. Our estimate of the deferred tax assets that we expect are more likely than not to be realized did not require us to record an adjustment to the balance of the related valuation allowance. As of March 27, 2005, we had a valuation allowance for deferred tax assets of $86,465 related to a portion of our U.S. net operating loss and interest expense carryforwards, and Canadian net operating loss carryforwards.

        We cannot assure you that we will continue to experience taxable income at levels consistent with recent performance in some or all of the jurisdictions in which we do business. In the event that actual taxable income differs from our projections of taxable income by jurisdiction, changes in the valuation allowance, which could impact our financial position and net income, may be required.

Results of Operations

Comparison of Quarters Ended March 28, 2004 and March 27, 2005

        Operating Income, Net Income and Earnings Per Share of Common Stock.    Our operating income increased from $15,934 during the first quarter of 2004 to $24,831 in the first quarter of 2005, due primarily to our revenue growth in 2005. This revenue growth was partially offset by higher operating expenses. Our net income increased from $9,719 in the first quarter of 2004 to $16,785 in the first quarter of 2005 due to the higher operating income and the reduction of our effective income tax rate. Basic earnings per share of common stock were $0.12 and $0.19 for the first quarters of 2004 and 2005, respectively. Diluted earnings per share of common stock were $0.11 and $0.18 for the first quarters of 2004 and 2005, respectively.

        The following table highlights changes in selected financial statement line items, which are material to our results of operations. An analysis of the factors affecting each line is provided in the paragraphs that appear after the table.

	Quarter Ended
	March 28, 2004	March 27, 2005	Change	% Change
Net revenue	$79,465	104,697	25,232	31.8%
Database creation and distribution costs	40,435	47,953	7,518	18.6%
Selling, general and administrative expenses	23,096	31,913	8,817	38.2%
Income tax expense	6,010	8,647	2,637	43.9%

        Net Revenue.    The increase in net revenue was due to a significant increase in database licensing, resulting primarily from increased unit sales to customers. Growth occurred in all geographic regions during the first quarter of 2005, as European revenue increased 31.9% from $54,567 in the first quarter of 2004 to $71,985 in the first quarter of 2005, and North American revenue increased 31.4% from $24,898 in the first quarter of 2004 to $32,712 in the first quarter of 2005. European and North American revenue both increased primarily due to an increase in unit sales to vehicle navigation system vendors, automobile manufacturers and mobile device manufacturers. Differences in foreign currency translation increased revenue within the European operations by approximately $2,832 during the first quarter of 2005 as compared to the first quarter of 2004 due to the strengthening of the euro. Excluding the effect of foreign currency translation, European revenue would have grown 26.7%. Approximately 29% of our revenue in the first quarter of 2004 came from two customers (accounting for approximately 20% and 9% of net revenue, respectively), while approximately 27% of our revenue for the first quarter of 2005 came from two customers (accounting for approximately 19% and 8% of net revenue, respectively).

        Database Creation and Distribution Costs.    The increase in database creation and distribution costs was due primarily to increased production costs associated with the higher sales where we provided distribution services and an increased investment in our database due to geographic expansion and quality improvements. Included in database creation and distribution costs during the first quarter of 2005 was approximately $500 of costs related to our obligation to match social taxes on employee stock option exercises. In addition, there was an unfavorable foreign currency translation effect within European operations of approximately $1,200 due to the strengthening euro. Reducing these expenses was the capitalization of $2,911 and $2,995 of development costs for internal-use software in the first quarter of 2004 and 2005, respectively.

        Selling, General and Administrative Expenses.    The increase in selling, general and administrative expenses was due primarily to our investments in growing our worldwide sales force and expanding the breadth of our product offerings and expenses related to improving our infrastructure to support future growth. Included in selling, general and administrative costs during the first quarter of 2005 was approximately $1,500 of costs related to our obligation to match social taxes on employee stock option exercises. Stock-based compensation expense accounted for $2,183 of our selling, general and administrative expense in the first quarter of 2005 compared to $187 in the first quarter of 2004. An unfavorable foreign currency translation effect within European operations of approximately $400 due to the strengthening euro also contributed to the increased expenses.

        Income Tax Expense.    The increase in income tax expense is primarily due to the increase in operating income. The effective tax rate in the first quarter of 2005 was 34.0% as compared to 38.2% in the first quarter of 2004. The decrease in the effective tax rate was primarily due to legislation in The Netherlands enacted during the fourth quarter of 2004 that reduces statutory corporate income tax rates from 34.5% to 30% over a four-year period starting in 2005.

Comparison of Years Ended December 31, 2003 and 2004

        Operating Income, Net Income and Earnings Per Share of Common Stock.    Our operating income increased from $63,758 in 2003 to $94,586 in 2004, due primarily to our revenue growth in 2004. Our net income decreased from $235,815 in 2003 to $54,066 in 2004, due primarily to the $168,752 effect of the reversal of the valuation allowance on our deferred tax assets related to net operating loss carryforwards and other temporary items in 2003; the recording of a full income tax provision in 2004; and a tax adjustment recorded in 2004 related to changes in statutory income tax rates. Basic earnings per share of common stock decreased from $2.81 in 2003 to $0.62 in 2004. Diluted earnings per share of common stock decreased from $2.69 in 2003 to $0.59 in 2004.

        The following table highlights changes in selected line items, which are material to our results of operations. An analysis of the factors affecting each line is provided in the paragraphs that appear after the table. In addition, the percentage change for other income (expense) and income tax benefit (expense) as compared to the prior year is not specified below. We believe that these percentages are not meaningful since the changes are unusually large due to non-recurring items more fully described in the narrative section for each.

	2003	2004	Change	% Change
Net revenue	$272,623	392,858	120,235	44.1%
Database creation and distribution costs	125,841	186,330	60,489	48.1%
Selling, general and administrative expenses	83,024	111,942	28,918	34.8%
Other income (expense)	6,543	(758)	(7,301)
Income tax benefit (expense)	165,514	(39,762)	(205,276)

        Net Revenue.    The increase in total revenue was due to a significant increase in database licensing, resulting primarily from increased unit sales to existing customers. Growth occurred in all geographic regions in 2004, as European revenue increased 47.8% from $180,959 in 2003 to $267,541 in 2004, and North American revenue increased 36.7% from $91,664 in 2003 to $125,317 in 2004. European and North American revenue both increased primarily due to the increase in unit sales to vehicle navigation systems vendors and automobile manufacturers during 2004. Foreign currency translation increased revenue within the European operations by approximately $17,649 during 2004 due to the strengthening of the euro. Excluding the effect of foreign currency translation, European revenue would have grown 38.1%. Approximately 29% of our revenue in 2003 came from two customers (accounting for 18% and 12% of total revenue, respectively), while approximately 26% of our revenue for 2004 came from two customers (accounting for approximately 16% and 10% of total revenue, respectively).

        Database Creation and Distribution Costs.    The increase in database creation and distribution costs was due primarily to increased production costs of approximately $29,400 in 2004 as compared to 2003, as a result of growth in database licensing activities, and our continued investment in updating, improving and maintaining the coverage of our database that resulted in an increase of approximately $16,600 in 2004 as compared to 2003, as well as increased efforts related to technological enhancements to our database in both Europe and North America that resulted in an increase of approximately $8,700 in 2004 as compared to 2003. In addition, there was an unfavorable foreign currency translation effect within European operations of approximately $5,800 due to the strengthening euro. Reducing these expenses was the capitalization of $9,966 and $12,792 of development costs for internal-use software in 2003 and 2004, respectively.

        Selling, General and Administrative Expenses.    The increase in selling, general and administrative expenses was due primarily to our investments in growing the size of our worldwide sales force and marketing initiatives to expand the breadth of our product offerings and to diversify our customer base that together resulted in an increase of approximately $13,700 in 2004 as compared to 2003. Also contributing to the increase were expenses related to improving our infrastructure to support future growth that resulted in an increase of approximately $12,500 in 2004 as compared to 2003 plus an unfavorable foreign currency translation effect within European operations of approximately $2,700 due to the strengthening euro.

        Other Income (Expense).    As of January 1, 2003, the U.S. dollar denominated intercompany loan obligation of one of our European subsidiaries to us and one of our North American subsidiaries was re-classified from a permanent advance to an obligation that management intends to settle. This change in classification was based on management's intention that the loan be repaid in full and on the ability of the European subsidiary to repay the loan. In accordance with SFAS No. 52, "Foreign Currency Translation," the foreign currency gains and losses resulting from the change in the U.S. dollar/euro exchange rate are reflected as a component of other income (expense). For the year ended December 31, 2003, we recognized a net foreign currency gain of $6,174, compared to a net foreign currency loss of $(1,686) for the year ended December 31, 2004. The gain in 2003 primarily occurred before we entered into a foreign currency swap agreement to hedge the exchange rate effects on the aforementioned intercompany loan (See Note 11 of Notes to Consolidated Financial Statements).

        In addition, interest income increased from $414 in 2003 to $1,158 in 2004 primarily due to higher average cash balances in 2004 as well as higher percentage returns on the invested cash.

        Income Tax Benefit (Expense).    The income tax benefit in 2003 was primarily due to the reversal of the valuation allowance on deferred tax assets related to net operating loss carryforwards. During 2003, we determined that it was more likely than not that we would be able to realize the benefit of the net operating loss carryforwards in Europe and the United States. The reversal of the valuation allowance together with the recognition of changes in other temporary differences resulted in our recording of a deferred income tax benefit of $168,752 and the recognition of a corresponding net deferred tax asset on our consolidated balance sheet. In 2004, we began recording an income tax provision based on our taxable income and applicable income tax rates in each jurisdiction, resulting in a tax provision of $35,938. During the fourth quarter of 2004, we revalued the deferred tax asset on our balance sheet due to changes in statutory corporate income tax rates, resulting in a decrease to the asset and additional income tax expense of $3,824, bringing the total income tax provision to $39,762. This revaluation was primarily due to legislation in The Netherlands enacted during the fourth quarter of 2004 that reduced statutory corporate income tax rates starting in 2005 from a rate of 34.5% in 2004 to 30.0% by 2007. The adjustment increased our 2004 effective tax rate, but should reduce our effective tax rate in future years. Current income tax expense of $3,238 in 2003 related to various foreign countries where we do not have tax loss carryforwards.

Comparison of Years Ended December 31, 2002 and 2003

        Operating Income, Net Income and Earnings (Loss) Per Share of Common Stock.    Our operating income increased from $9,928 in 2002 to $63,758 in 2003, due primarily to revenue growth in 2003. Our net income increased from $8,155 in 2002 to $235,815 in 2003, due primarily to our revenue growth combined with the $168,752 effect of the reversal of the valuation allowance on our deferred tax assets related to net operating loss carryforwards and other temporary items. In 2002, net loss applicable to common stockholders was $(102,309), which included a reduction of $110,464 from net income related to the cumulative preferred stock dividends paid in 2002 on our preferred stock previously held by Philips. These shares of preferred stock were converted into common stock during the fourth quarter of 2002. Basic earnings (loss) per share of common stock changed from a net loss per share of $(2.41) in 2002 to earnings per share of $2.81 in 2003. Diluted earnings (loss) per share of common stock changed from a net loss per share of $(2.41) in 2002 to earnings per share of $2.69 in 2003.

        The following table highlights changes in selected line items, which are material to our results of operations. An analysis of the factors affecting each line is provided in the paragraphs that appear after the table. In addition, the percentage change for other income (expense) and income tax benefit (expense) as compared to the prior year is not specified below. We believe that these percentages are not meaningful since they are unusually large due to non-recurring items more fully described in the narrative section for each.

	2002	2003	Change	% Change
Net revenue	$165,849	272,623	106,774	64.4%
Database creation and distribution costs	92,499	125,841	33,342	36.0%
Selling, general and administrative expenses	63,422	83,024	19,602	30.9%
Other income (expense)	(668)	6,543	7,211
Income tax benefit (expense)	(1,105)	165,514	166,619

        Net Revenue.    The increase in total revenue was due to a significant increase in database licensing, resulting primarily from increased unit sales to existing customers. Growth occurred in all geographic regions in 2003, as European revenue increased 60.1% from $113,042 in 2002 to $180,959 in 2003, and North American revenue increased 73.6% from $52,807 in 2002 to $91,664 in 2003. European and North American revenue both increased primarily due to the increase in unit sales to vehicle navigation systems vendors and automobile manufacturers during 2003. Foreign currency translation increased revenue within the European operations by approximately $27,700 during 2003 due to the strengthening of the euro. Excluding the effect of foreign currency translation, European revenue would have grown 35.6%. Approximately 28% of our revenue in 2002 came from two customers (accounting for 15% and 13% of total revenue, respectively), while approximately 29% of our revenue for 2003 came from two customers (accounting for 18% and 12% of total revenue, respectively).

        Database Creation and Distribution Costs.    The increase in database creation and distribution costs was due primarily to the increased database licensing and production costs of approximately $15,000 in 2003 as compared to 2002, as a result of growth in database licensing activities, and our continued investment in updating, improving, and maintaining the coverage of our database that resulted in an increase of approximately $7,100 in 2003 as compared to 2002, as well as increased efforts related to technological enhancements to our database in both Europe and North America that resulted in an increase of approximately $1,600 in 2003 as compared to 2002. In addition, there was an unfavorable foreign currency translation effect within European operations of approximately $8,900 due to the strengthening euro. Reducing these expenses was the capitalization of $10,027 and $9,966 of development costs for internal-use software in 2002 and 2003, respectively.

        Selling, General and Administrative Expenses.    The increase in selling, general and administrative expenses was due primarily to our investments in growing the size of our worldwide sales force and marketing initiatives to expand the breadth of our product offerings and to diversify our customer base that together resulted in an increase of approximately $12,100 in 2003 as compared to 2002. Also contributing to the increase were expenses related to improving our infrastructure to support future growth that resulted in an increase of approximately $3,100 in 2003 as compared to 2002 plus an unfavorable foreign currency translation effect within European operations of approximately $4,400 due to the strengthening of the euro.

        Other Income (Expense).    As of January 1, 2003, the U.S. dollar denominated intercompany loan obligation of one of our European subsidiaries to us and one of our North American subsidiaries was re-classified from a permanent advance to an obligation that management intends to settle. This change in classification was based on management's intention that the loan be repaid in full and on the ability of the European subsidiary to repay the loan. In accordance with SFAS No. 52, "Foreign Currency Translation," the foreign currency gain resulting from the change in the U.S. dollar/euro exchange rate during the period from January 1, through December 31, 2003 is reflected as a component of other income (expense). For the year ended December 31, 2003, we recognized a net foreign currency gain of $6,174, consisting of $29,546 in foreign currency transaction gains primarily due to the impact of the strengthening of the euro on the U.S. dollar denominated intercompany loan offset by $21,997 in foreign currency derivative losses and $1,375 of net interest expense related to the foreign currency derivative (See Note 11 of Notes to Consolidated Financial Statements). Interest expense decreased by $806 due to the settlement of an interest bearing refundable deferred licensing advance in 2002.

        Income Tax Benefit (Expense).    The income tax benefit in 2003 was primarily due to the reversal of the valuation allowance on deferred tax assets related to net operating loss carryforwards. During 2003, we determined that it was more likely than not that we would be able to realize the benefit of the net operating loss carryforwards in Europe and the United States. The reversal of the valuation allowance together with the recognition of changes in other temporary differences resulting in our recording of a deferred income tax benefit of $168,752 and the recognition of a corresponding net deferred tax asset on our consolidated balance sheet. Current income tax expense of $1,105 and $3,238 in 2002 and 2003, respectively, related to various foreign countries where we do not have tax loss carryforwards as well as

$400 arising from a tax audit during 2002. The remaining foreign operations did not incur income tax expense in 2002, because taxable income was applied against available loss carryforwards. No income tax benefit was recorded for our domestic losses during 2002, because a full valuation allowance was recorded against our net deferred tax assets in the United States.

Liquidity and Capital Resources

        Since 2002, we have financed our operations through cash generated from operating income. As of March 27, 2005, cash and cash equivalents and marketable securities totaled $106,669. Prior to our initial public offering, we declared a special cash dividend of $47,159, which was paid on June 18, 2004 to our common stockholders of record as of April 19, 2004.

        On November 9, 2004, we obtained, through our operating subsidiary for North America, a new revolving line of credit that is scheduled to mature on December 1, 2005. Pursuant to the terms of the line of credit, we may borrow up to $25,000 at an interest rate of either U.S. LIBOR plus 0.5% or the greater of the prime rate or the Federal funds rate plus 0.5%. We are required to pay to the bank a quarterly facility fee of 7.5 basis points per annum on the average daily unused commitment. We have guaranteed our operating subsidiary's obligations under this facility. As of March 27, 2005, we had no borrowings against this line of credit.

        The following table presents a trend of cash flows from operations for the quarters ended:

	2003				2004				2005
	Mar. 30,	June 29,	Sept. 28,	Dec. 31,	Mar. 28,	June 27,	Sept. 26,	Dec. 31,	Mar. 27,
Cash flows from operations	$3,320	23,032	17,514	22,082	4,911	50,925	15,770	34,816	5,815

        Since the first quarter of 2002, our operations have continued to produce positive cash flows. The cash flows have been driven by increased demand for our products and our ability to deliver these products profitably and collect receivables from our customers effectively. These funds have allowed us to make investments required to grow the business and have provided us excess cash. We previously deposited cash in excess of our short-term operational needs with Philips pursuant to deposit agreements. The deposit agreements with Philips expired on August 11, 2004, at which time we invested cash balances in excess of our short-term operational needs in cash equivalents and marketable securities of high credit quality.

        The following table presents our contractual cash obligations as of December 31, 2004:

Payments Due by Period

Contractual Cash Obligations	Total	1 year or less	1-3 years	4-5 years	After 5 years
Operating leases	$33,202	11,996	15,036	3,545	2,625
Third party content commitments	833	833	—	—	—
Source material obligations	746	410	336	—	—

Total contractual cash obligations	$34,781	13,239	15,372	3,545	2,625

        We do not have any off-balance sheet arrangements, other than the operating leases and third party content commitments identified in the table above. In addition to operating lease commitments for our facilities. As of December 31, 2004, we had an obligation to pay upon demand source material obligations of $746, which are payable based upon future revenue generated from our licensing of our database containing the source material. The source material obligations are reported in other long-term liabilities on our consolidated balance sheet. As of December 31, 2004, we also had a commitment to purchase third party content of $833.

        We believe that our current cash resources on hand, temporary excess cash deposited in cash equivalents and marketable securities, and cash flows from operations, together with funds available from the revolving line of credit, will be adequate to satisfy our anticipated working capital needs and capital expenditure requirements at our current level of operations for at least the next twelve months. We do, however, consider additional debt and equity financing from time to time and may enter into these financings in the future. Philips is not obligated to provide any future financing to us.

        Cash and cash equivalents increased by $28,119 during the year ended December 31, 2004 and decreased by $4,080 during the quarter ended March 27, 2005. The changes in cash and cash equivalents for the periods ended are as follows:

				Quarter Ended
	Year ended Dec. 31,
				March 28, 2004	March 27, 2005
	2002	2003	2004
Cash provided by operations	$22,234	65,948	106,422	4,911	5,815
Cash used in investing activities	(17,183)	(74,542)	(34,124)	(4,603)	(13,215)
Cash provided by (used in) financing activities	(3,923)	288	(45,766)	133	4,170
Effect of exchange rates on cash	793	861	1,587	(52)	(850)

Increase (decrease) in cash and cash equivalents	$1,921	(7,445)	28,119	389	(4,080)

Operating Activities

        For each of the past three fiscal years and the first quarter of 2005, net cash provided by operating activities has improved significantly, primarily as a result of improved operating results driven by increased demand for our products. In general, the growth in our operating assets and liabilities has coincided with the profitable growth in our business. Accounts receivable increased $12,061 and $10,086 for the years ended December 31, 2003 and 2004, respectively, primarily due to the overall growth in our revenue. Accounts receivable increased $11,700 and $21,807 in the first quarter of 2004 and 2005, respectively, due to revenue growth and the timing of billing toward the end of each respective period. In 2004, our balance of deposits and other assets increased $8,711 primarily due to payments for third party content for our database. Accounts payable increased $9,876 during the year ended December 31, 2003 primarily due to expenses incurred related to the growth of our operations. Accrued payroll and related liabilities increased $6,536 during 2004 primarily due to the accrual of annual employee compensation programs that were paid in the first quarter of 2005. Deferred revenue decreased $6,060 during the year ended December 31, 2003, as previous customer prepayments were recognized as revenue during the period. Deferred revenue increased $14,431 during 2004 primarily due to a prepayment of $30,000 by a customer as described in the following paragraph offset by revenue recognized.

        The $30,000 payment was the result of an agreement that we entered into with a customer during the first quarter of 2004 whereby the customer agreed to prepay $30,000. The customer may apply a portion of the prepayment for license fees due to us in any calendar year under the agreement. In the event the prepayment is not fully exhausted by the end of calendar year 2009, the customer may extend the term of the agreement to the end of calendar year 2010. The prepayment was initially recorded as deferred revenue and will be recognized according to our revenue recognition policy as we receive royalty reports from the customer evidencing their use of the prepaid licenses. The amount of recognition for prepaid licenses will be limited to $10,000 each fiscal year for 2004, 2005 and 2006. Accordingly, $10,000 of the prepayment will be reported in short-term deferred revenue. With respect to the prepayment, we have no obligation to refund any unused amounts nor are there any restrictions on the nature or timing of our use of the cash received.

Investing Activities

        Cash used in investing activities has primarily consisted of capitalized costs related to software developed for internal use, amounts placed on deposit with Philips, purchases of marketable securities and capital expenditures. We experienced temporary excess funds that were provided from operations for 2002, 2003 and 2004. We put those funds on deposit with Philips for the purpose of optimizing our returns on those funds. The net increases in our deposits were $5,000 and $55,307 for 2002 and 2003, respectively. For the year ended December 31, 2004, net deposits decreased by $65,199 because the related deposit agreements with Philips expired upon completion of our initial public offering. Upon expiration of these deposit agreements, we invested cash balances in excess of our short-term operational needs in cash equivalents and marketable securities. We also experienced temporary excess funds that were provided from operations in the first quarter of 2005. We invested those funds in cash equivalents and marketable securities.

        Costs for software developed for internal use have been capitalized in accordance with SOP 98-1 and are related to applications used internally to improve the effectiveness of database creation and updating activities, enhancements to internal applications that enable our core database to operate with emerging technologies and applications to facilitate usage of our map database by customers. Capitalized costs totaled $10,027, $9,966 and $12,792 for 2002, 2003 and 2004, respectively, and $2,911 and $2,295 for the first quarter of 2004 and 2005, respectively. We expect the capitalized costs related to software developed for internal use to be approximately $10,000 to $12,000 in 2005.

        We have continued to invest in property and equipment to meet the demands of growing our business by expanding our facilities and providing the necessary infrastructure. Capital expenditures totaled $2,156, $9,269 and $12,875 during 2002, 2003 and 2004, respectively, and $1,776 and $1,491 for the first quarter of 2004 and 2005, respectively. We expect capital expenditures to total approximately $10,000 to $12,000 in 2005.

        In 2004, we also acquired a 49% interest in NAV2 Co., Ltd. ("NAV2"), a Chinese joint venture company that is licensed by China NavInfo Co. Ltd., our joint venture partner, to provide China NavInfo's geographic data of China to NAV2 customers. We have the right to designate the general manager of the joint venture as well as two of the five members of the Board. Our initial investment in this joint venture equaled approximately $490 and was paid in 2004. This joint venture enables us to offer our customers, through NAV2, geographic data for China which we would not otherwise be able to do as a result of various laws and regulations in China restricting the collection and use of geographic data.

Financing Activities

        Prior to our initial public offering, we declared a special cash dividend of $47,159, which was paid on June 18, 2004 to our common stockholders of record as of April 19, 2004.

New Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," to be effective for interim or annual periods beginning after June 15, 2005. On April 14, 2005, the SEC amended the compliance dates to require SFAS No. 123(R) to be effective for fiscal years beginning after June 15, 2005. SFAS No. 123(R) supersedes APB Opinion No. 25 and requires all share-based payment to employees, including grants of employee stock options, to be recognized as an operating expense in the income statement. The cost is recognized over the requisite service period based on fair values measured on grant dates. We will adopt the new standard using the modified prospective transition method, which permits recognition of expense on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered. We expect to record additional expense related to our share-based employee compensation programs in 2006, primarily as a result of adopting SFAS No. 123(R). However, we are still in the process of estimating the quantitative effect of this expense on our financial results.

Quantitative and Qualitative Disclosures About Market Risk

        We invest our cash in highly liquid cash equivalents and marketable securities. We do not believe that our exposure to interest rate risk is material to our results of operations.

        Material portions of our revenue and expenses have been generated by our European operations, and we expect that our European operations will account for a material portion of our revenue and expenses in the future. In addition, substantially all of our expenses and revenue related to our international operations are denominated in foreign currencies, principally the euro.

        We are also subject to foreign currency exposure between the U.S. dollar and the euro on the expected repayment of an intercompany obligation. The intercompany balance is payable by one of our European subsidiaries to us and one of our U.S. subsidiaries, and is due in U.S. dollars. Through December 31, 2002, this intercompany balance was considered permanent in nature, as repayment was not expected to occur in the foreseeable future. However, primarily as a result of improved operating performance in our European business, management concluded that cash flows would be sufficient to support repayment over the next several years. Accordingly, effective January 1, 2003, we adopted a plan for repayment and the loan was no longer designated as permanent in nature.

        Prior to April 22, 2003, we had not engaged in activities to hedge our foreign currency exposures. On that day, we entered into a U.S. dollar/euro currency swap agreement (the "Swap") with Philips to minimize the exchange rate exposure between the U.S. dollar and the euro on the expected repayment of the intercompany obligation. The Swap was assigned to an unaffiliated third party in the third quarter of 2004. The Swap was not designated for hedge accounting. Under the terms of the Swap, one of our European subsidiaries makes payments to the other parties to the Swap in euros in exchange for the U.S. dollar equivalent at a fixed exchange rate of $1.0947 U.S. dollar/euro. The U.S. dollar proceeds obtained under the Swap are utilized to make payments of principal on the intercompany loan. The outstanding principal balance under the intercompany loan was $187,136 at April 22, 2003. The Swap has a maturity date of December 22, 2006 and provides for settlement on a monthly basis in proportion to the repayment of the intercompany obligation. As of March 27, 2005, the outstanding intercompany obligation (net of payments) was $84,068.

        For purposes of specific risk analysis, we use sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our Swap. The foreign currency exchange risk is computed based on the market value of future cash flows as affected by the changes in the rates attributable to the market risk being measured. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the opposite gain or loss on the underlying transaction. As of March 27, 2005, a 10% decrease in the value of the euro against the U.S. dollar with all other variables held constant would result in a decrease in the fair value of our Swap liability of $9,900, while a 10% increase in the value of the euro against the U.S. dollar would result in an increase in the fair value of our Swap liability of $9,900.

BUSINESS

Our Company

        We are a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices and Internet-based mapping applications. Our map database enables providers of these products and services to offer dynamic navigation, route planning, location-based services and other geographic information-based products and services to consumer and commercial users. We believe that our database is the most used source of digital map information for automotive and Internet-based navigation products and services in Europe and North America, and that we are a leading provider of such information for use in mobile devices.

        By developing software applications that interface with our map database, our customers offer a broad range of navigation- and geographic-based products and services to consumers and businesses. Our database enables these providers to offer:

  •
  Dynamic Navigation.    Our map database enables real-time, detailed turn-by-turn route guidance through vehicle navigation systems, as well as through mobile phones, GPS-enabled handheld navigation devices, and other mobile devices. Customers that use our map database to provide dynamic navigation applications include vehicle navigation systems manufacturers, such as Harman Becker, Alpine and Siemens, and mobile navigation device manufacturers, such as Garmin, Dell and Thales. Every major automobile manufacturer that currently offers a navigation system in Europe or North America uses our database in one or more of its models. Since 1999, over 7 million vehicles have been equipped with navigation systems that use our database. From 2001 to 2004, the number of units of our database incorporated by our customers into mobile devices increased an average of over 200% annually.

  •
  Route Planning.    Our database enables driving directions, route optimization and map display through services provided by Internet portals and through computer software for personal and commercial use. Customers that use our map database to provide route planning applications include leading Internet portals and websites, such as AOL/MapQuest, Microsoft/MSN and Yahoo!, software developers, such as Microsoft and Rand McNally, and leading parcel and overnight delivery service companies. In 2004, there were more than 8 billion route planning transactions derived from our database in North America on the leading Internet portals and websites.

  •
  Location-Based Services.    Our database enables location-specific information services, providing geographic information about people and places that is tailored to the immediate proximity of the specific user. Current applications using our map database include points of interest locators, mobile directory assistance and emergency response systems, and vehicle-based telematics services. Customers that use our map database to provide location-based products and services include directory assistance providers, police and emergency care providers and wireless carriers.

  •
  Geographic Information Systems.    Our database enables software applications that render geographic representations of information and assets for management analysis and decision making. Examples of these applications include infrastructure cataloging and tracking for government agencies and utility companies, asset tracking and fleet management for commercial logistics companies and demographic analysis, such as new location identification for restaurants and policyholder and claims analysis for insurance companies.

        Our map database is a highly accurate and detailed digital representation of road transportation networks in Europe, the United States, Canada and other regions. Our database offers extensive geographic coverage, including data at various levels of detail for 48 countries on four continents, covering approximately 10.2 million miles of roadway. In Europe, our database covers virtually all main arterial roads within Western Europe's major highways network and has detailed coverage for numerous cities throughout Europe. We currently provide coverage relating to approximately 6.1 million miles of roadway in the United States and Canada, which includes detailed coverage in areas in which a majority of the population live and work. Our most detailed coverage includes extensive road, route and related travel information, including attributes collected by road segment that are essential for routing and navigation, such as road classifications, details regarding ramps, road barriers, sign information, street names and addresses and traffic rules and regulations. In addition, our database currently includes over 14 million points of interest, such as airports, hotels, restaurants, retailers, civic offices and cultural sites.

        We use a multi-step process to create, maintain and deliver a high-quality database. The process involves utilization of proprietary software and technologies combined with our dedicated field force of approximately 520 employees around the world. Due to the complexity of our database building process and the depth and breadth of the information it contains, we believe it would take substantial time and resources for a new market entrant to build a digital map database with a comparable level of detail and accuracy.

Industry Overview

        Consumers have traditionally relied on printed maps for vehicle navigation and route planning information. In more recent years, the use of maps in digital form has proliferated, both as a substitute for the uses previously addressed by paper maps and for more advanced functions. In particular, the development of the digital map database industry has been, and continues to be, accelerated by the commercialization of GPS technology. Originally developed for military applications, GPS technology has been increasingly used for consumer applications and commercial usage has begun to expand as cheaper and smaller GPS chipsets have been introduced. GPS technology provides a precise latitude and longitude of an object in digital form. The usefulness of this information is enhanced by referencing it to the location of other objects. A digital map database provides a means to accurately reference relative positions of objects to each other in an automated fashion.

        We are focused primarily on the segment of the digital map database industry that provides digital map information for a wide range of navigation, mapping and geographic-related applications in vehicle navigation, mobile devices and Internet-based mapping. This segment of the industry is currently experiencing rapid growth as a result of increasing consumer acceptance of navigation systems and route planning services and the efforts today of a variety of businesses in several industries to develop and market a wide range of applications and services that incorporate a digital map database. Currently, the principal providers of digital map information within this industry segment range from several commercial providers (primarily NAVTEQ and Tele Atlas N.V., which acquired Geographic Data Technology, Inc. (GDT) in July 2004) to numerous governmental and quasi-governmental mapping agencies (such as Ordnance Survey in the United Kingdom) that license map data for commercial use. We believe that we are the number one provider in Europe and North America within this industry segment based on revenue.

        We believe that the digital map database industry will grow and evolve due to the rapid adoption of new technologies, applications and products. A variety of businesses in several industries are actively developing and marketing a wide range of applications and services that incorporate a digital map database.

        Currently, we provide our digital map database and related services in several primary areas, as described below.

Vehicle Navigation

        The vehicle navigation industry, consisting primarily of automobile manufacturers and their navigation systems suppliers, is currently our primary channel. The automotive industry led the early adoption of GPS-enabled navigation technologies and is currently the largest consumer of highly detailed digital map databases such as ours. In 2004, more than 80% of our revenue was generated from sales of our map database for use in self-contained navigation hardware and software systems installed in vehicles. Although we expect our revenue generated from sales to the vehicle navigation industry will continue to grow, we expect that these sales as a percentage of our total revenue will decline over time primarily due to anticipated higher growth rates in the use of our database in GPS-enabled mobile devices. Western Europe and North America are the two principal automotive markets that we currently address.

        Vehicle navigation systems that provide dynamic navigation assistance have been available to consumers in Western Europe since 1994. The popularity of these systems has increased since their introduction. Over the last three years, an average of 16.2 million new light vehicles were sold annually in Western Europe. We estimate that navigation systems were available as either a standard feature or an option for over 85% of the new vehicles sold in Western Europe in 2004. We further estimate that approximately 1.9 million vehicles in Europe were equipped with navigation systems in 2004, up from approximately 1.2 million vehicles in 2002. In a September 2003 report, the independent market research firm of Frost & Sullivan projected that the number of vehicles equipped with navigation systems in Europe will grow at a compound annual rate of more than 20% over the next five years, reaching a total of 5.6 million units in 2009.

        Although the U.S. and Canadian light vehicle market is larger in size than that of Western Europe with an average of 18.4 million new light vehicles sold annually over the last three years, the introduction of vehicle navigation systems in North America occurred later than in Western Europe. In 2004, we estimate that navigation systems were available for over 35% of new vehicles sold in North America, primarily in the luxury and sport utility vehicle classes. We further estimate that approximately 900,000 vehicles were equipped with navigation systems in North America in 2004, up from approximately 360,000 in 2002. In an October 2004 report, Frost & Sullivan projected that shipments of vehicle navigation systems in North America will grow by a compound annual rate of more than 20% over the next five years, reaching a total of 2.4 million units in 2009.

        A number of factors are expected to continue to drive growth in the penetration of navigation systems in the European and North American markets. Technological advancements and manufacturing economies from higher production volumes are expected to lead to a continual decrease in the average price of vehicle navigation systems. According to the same October 2004 report, Frost & Sullivan expects the current average price in North America charged by navigation systems manufacturers to the automotive manufacturers for a fully functional navigation system with color screen and turn-by-turn voice instructions to decrease from approximately $1,000 in 2004 to approximately $700 by 2009. Additionally, as competition among automobile manufacturers intensifies, they will increasingly look for ways to differentiate their product offerings. As a result, we expect automobile manufacturers in North America to expand beyond offering navigation systems primarily in the luxury and sport utility vehicle classes to other vehicle classes.

Mobile Devices

        A variety of mobile devices have been introduced in recent years that are location-enabled and capable of supporting dynamic navigation and location-based services applications. These include mobile phones (including smartphones), personal digital assistants (PDAs) and personal navigation devices (PNDs). Demand for navigation and location-based products and services is growing as consumers become familiar with and depend upon real-time electronically delivered information. According to a November 2004 study of consumer mobile phone users by In-Stat/MDR, 85.6% of respondents described location-based services in general as attractive or very attractive, with driving directions, mapping, traffic information and mobile city guides ranked by users as the four most attractive applications.

        The market for these consumer GPS-enabled devices is growing rapidly. For example, in a December 2004 report, IDC Research, an independent industry research firm, estimated that the number of GPS-enabled handset shipments will reach 383 million globally in 2008, up from 63 million units in 2004. In addition, in a September 2004 report entitled "Forecast: Mobile Terminals, Worldwide, 1999-2008," Gartner Dataquest, an independent market research firm, estimated that there were over 27 million smartphones (which have enhanced processing power and increased memory capacity) shipped globally in 2004, and projected that the number of smartphones shipped will increase to approximately 150 million by 2008.

        In addition, in the United States, the Federal Communications Commission currently has mandated that by December 31, 2005, all wireless carriers must ensure that 95% of the handsets in a carrier's total subscriber base are location-enabled. This mandate is commonly referred to as E911. There is also an initiative called E112 in Europe which encourages wireless carriers to offer location-capable services. We believe that the confluence of nascent market demand for location-based services, government regulation and the desire of wireless service providers to increase their average revenue per user will continue to drive the development of location-based applications and result in accelerated growth in this area in the future.

Internet-based Mapping Applications

        Leading websites and portals, such as AOL/MapQuest, Google, Microsoft/MSN and Yahoo!, derive a substantial amount of traffic from consumers seeking route planning services such as static digital maps and point-to-point driving directions. Many of the leading websites and portals offering route planning services use our database to provide these services. The revenue we receive from these websites/portals does not represent a substantial portion of our business; however, we view this business to be an important driver of consumer awareness of digital route planning services and increased comfort levels with the more advanced dynamic navigation offerings in the vehicle and mobile device industries. In 2004, the leading websites and portals in North America generated over 8 billion map and route planning transactions derived from our data.

Other Applications

        Commercial enterprises and government agencies also deploy location-based applications to manage certain aspects of their business. Businesses with large fleets of vehicles benefit from understanding the changing location of the vehicles and optimizing routing in order to achieve fuel and labor efficiencies. Many consumer businesses such as insurers and retailers use geographic information to analyze their customer bases, while utility companies use precise geographic information to understand the location of their assets.

Competitive Strengths

        We believe that we enjoy a number of important competitive strengths that drive our success and differentiate us in the various industries we serve, including:

  •
  Market Leadership.    We are the leader in providing digital map information to automobile manufacturers and automotive navigation systems manufacturers in Europe and North America. Every automobile manufacturer that currently offers a navigation system in Europe and North America uses our database in one or more of their models. Since 1999, over 7 million vehicles have been equipped with navigation systems using our database. We believe that we are the leading provider to Internet sites providing route planning services in North America. We also believe that our experience and reputation in serving these markets enhances our ability to penetrate other industries utilizing highly accurate digital map data, such as the emerging location-enabled mobile device market.

  •
  Extensive Global Coverage.    An important consideration to automobile manufacturers, navigation systems suppliers and Internet portals is the ability to provide a comprehensive global product offering. We offer extensive geographic coverage, including 44 countries on four continents covering approximately 10.2 million miles of roadway.

  •
  Detail and Richness of Our Database.    We offer a highly-detailed database, enabling real-time turn-by-turn route guidance to specific addresses, points of interest and other locations. Unlike basic road maps, our map database currently can have up to 160 unique attributes for a particular road segment, including details regarding ramps, road barriers, sign information, street names and addresses and traffic rules and regulations. Our database also includes information on an array of points of interest, such as airports, hotels, restaurants, retailers, civic offices and cultural sites. We believe that the inclusion of detailed navigation-related information as well as points of interest make our product more useful and relevant to users, enhancing the overall navigation experience. We continue to expand the detail and breadth of coverage of the database through direct collection and third party sources.

  •
  Integrated Data Collection Process.    We have a data collection process that combines proprietary technology with a global field force of approximately 520 trained technicians, enabling us to effectively collect, update and verify detailed road network data. We also believe that our data collection process provides superior quality and accuracy, as our field force experiences the roadway in the same manner as our end-users, and that this quality and accuracy provides us with a distinct competitive advantage over comparable databases that are aggregated solely from third party sources.

  •
  Strong Business Relationships.    We have long-standing, collaborative relationships with manufacturers of automobiles, vehicle navigation systems and mobile devices. We are a direct supplier to a number of the major automobile manufacturers, including BMW, DaimlerChrysler, Fiat, Ford, General Motors, Porsche, PSA Peugeot Citroën, Renault and Volkswagen. We also supply some of these automobile manufacturers and others, such as Honda and Toyota, indirectly through relationships with the major navigation systems manufacturers, including AISIN AW, Alpine, Harman Becker, Siemens and Mitsubishi. In addition, we have established relationships with a number of GPS-enabled mobile device manufacturers, such as Garmin, Dell and Thales. We work closely with these manufacturers at various points in the product life cycle to facilitate their use of our database. We strive to collaborate with our customers in their engineering, marketing, information technology and sales functions and in any other areas within their organizations that are integral to their use of our map database. We believe this approach improves the product offerings by our customers.

  •
  Consistent Global Specification.    Our maintenance of common data standards and a uniform digital mapping approach worldwide enables us to deliver highly accurate, timely and consistent data to our customers. Maintaining a consistent global specification not only enables us to rapidly enhance maps and add attributes in new or existing coverage areas but also allows us to meet our customers' objectives of uniform quality and format on a global basis. This minimizes their costs and time required to process our data and incorporate it into their products and services.

Operating Strategy

        We are committed to enhancing the value of our map database to our customers. Key elements of our operating strategy, which is focused on sustaining our market leadership and competitive differentiation, include:

  •
  Continuing to Improve Detail, Scope and Value of Our Map Database.    We continually improve the detail of the coverage of our database in key regions, such as Western Europe, the United

    States and Canada. We typically build out our detailed coverage first in more densely populated areas along with the major navigable routes connecting these areas. We then build out detailed coverage for less densely populated areas over time. Concurrently, we remain focused on expanding the scope and improving the value of our database through the addition of new features and attributes, such as speed limits, elevation contours and phonetic data for use in advanced voice guidance.

  •
  Focusing on Quality and Consistency.    We are dedicated to delivering accurate and consistent information to our customers. We perform a series of quality checks and validation tests for all critical elements throughout the map creation, update and production process. Over 400 discrete validation tests are run prior to each release of the database. We believe this focus on quality and consistency increases customer and end-user satisfaction and enhances our position as a high-quality provider of digital map information. Further, our dedicated field force provides a level of accuracy that we believe cannot be replicated without direct observation of the road network.

  •
  Providing a Range of Value-Added Services.    We provide our customers with a variety of support services that facilitate the development, marketing and distribution of products that utilize our map database. We provide technical support and consulting services to assist our customers in integrating our data into their products and services. In addition, we provide enhanced distribution services, enabling customers to outsource the production and distribution of storage media containing our database for inclusion with their products. Finally, we offer marketing services that assist our customers in selling their navigation products, including automobile dealer education and training, direct mail marketing materials and on-site displays and promotional materials.

  •
  Improving Collection, Production and Delivery Technologies.    We strive to continually improve our data collection, processing, distribution and deployment capabilities. We are currently migrating to an enhanced database platform that will enable us to support electronic, incremental delivery of map data and reduce latency between data collection, database updates and distribution of information to end-users. The new system will also enable us to provide on-demand delivery to customers of updates to our map databases.

Growth Strategy

        Our objective is to be the leading provider of digital map information for navigation and other geographic-information-based products and services. Key elements of our growth strategy include:

  •
  Capitalizing on Growth in Vehicle Navigation Industry.    We believe a primary driver of our growth will be an increase in the number of vehicles sold with navigation systems. We estimate that less than 12% and 5% of the new vehicles sold in Europe and North America, respectively, in 2004 were equipped with navigation systems. We believe that navigation systems sales will grow as a result of a number of factors, including availability beyond the luxury and sport utility vehicle classes in North America, increased consumer awareness and a decrease in the prices for navigation systems. We intend to leverage our market leadership position and relationships with automobile and navigation systems manufacturers to capitalize on the expected growth of the vehicle navigation market.

  •
  Facilitating Growth in Location-Based Services.    We believe that technological advancements in mobile phones and other mobile devices, such as enhanced processing power, larger color screens and integrated GPS capability, are creating a significant market opportunity for navigation, route planning and other location-based services offered on mobile devices. We also believe that the global deployment of next generation wireless broadband networks by wireless carriers will drive future growth in location-based services. We are establishing relationships with mobile device manufacturers, developers of software applications for mobile devices and wireless carriers to capitalize on this market opportunity. We also provide our partners with technical support, software tools and marketing services to accelerate time to market for their products and services, reduce development costs and increase the interoperability and standardization of their applications that use our database.

  •
  Expanding Geographically.    We intend to strengthen our global presence by expanding into areas that we, in collaboration with our customers, believe have high potential demand. In newer geographic markets, such as Eastern Europe and Asia, we expand coverage by first focusing on establishing detailed coverage of the most populated cities and tourist areas as well as completing links between cities to maximize connectivity along primary navigation routes. In 2004, we entered into a joint venture in China named NAV2 that is licensed by China NavInfo Co. Ltd., our joint venture partner, to provide China NavInfo's geographic data of China to our customers.

  •
  Enhancing and Extending Product Offering.    We continually work with manufacturers of automobiles, navigation systems and mobile devices to enhance and extend our database product offering and improve functionality to meet the evolving demands of our customers and end-users. We strive to solicit and respond to feedback from customers and end-users of our database. In September 2004, we launched an integrated real-time traffic information service by which we provide data to XM Satellite Radio and Sirius Satellite Radio in the twenty largest metropolitan areas in the United States. Some of our other new initiatives include visual enhancements such as shapes and sizes of landmarks and buildings and more detailed visual representations of complex intersections. Future initiatives that we believe offer long term potential include enhancements to support advanced driver assistance systems applications that improve vehicle safety and performance and enriched points of interest information, such as restaurant reviews, hours of operation and parking availability.

  •
  Increasing Sales of Map Updates.    As the use of navigation systems expands and consumers of navigation products become more aware of the availability of more detailed, extensive and current map data, we believe they will place increasing value on purchasing map updates. Accordingly, we believe our installed base provides future growth opportunities via sales of map updates and we are developing a number of initiatives targeted at increasing consumer awareness and simplifying fulfillment logistics in order to promote update purchases, such as multi-year data update subscriptions.

Our Database

        Our principal product is a map database that is a digital representation of road transportation networks in Europe, the United States, Canada and other regions. Our database is constructed to provide the high level of accuracy and detail necessary to support a variety of applications providing dynamic navigation, route planning, location-based services and other geographic information-based products and services. We believe our digital map has the most extensive navigable geographic coverage of any commercially available today, currently including coverage at various levels of detail for 48 countries on four continents, covering approximately 10.2 million miles of roadway.

        We devote significant resources to creating, updating and enhancing our data and maintaining its quality. We also have made significant investments in software and related tools for database creation and updating. Our database is constructed to the same overall specifications regardless of coverage area so that product developers, manufacturers and service providers generally can design a single product that can be sold globally.

        We provide varying levels of coverage ranging from intertown coverage, which is our base coverage, to detailed coverage, which is our most comprehensive coverage. Detailed coverage provides sufficient detail to allow turn-by-turn route guidance to addresses, points of interest and other locations within detailed coverage areas. Road network coverage, which is the coverage level in between detailed coverage and intertown coverage, typically includes most roads in the covered area with the exception of some local, residential or rural roads (referred to as functional class 5 roads) with verification made of roads that typically contain the most complex driving and navigating decisions (referred to as functional class 1-4 roads). Intertown coverage includes the major roadways and select local travel information, and seamlessly connects the detailed coverages. Route guidance products typically incorporate both detailed and intertown information.

        In the United States and Canada, our database covers close to 100% of both the population and the public road network. Detailed coverage is complete for cities and their respective surrounding areas, covering in the aggregate approximately 68% of the total combined population of the United States and Canada. In Europe, our database covers 84% of the population and 86% of the public road network of 34 countries (as listed in the table below under Europe). For these 34 countries in Europe, detailed coverage is complete for urban and rural areas covering approximately 73% of the total combined population.

        We currently offer coverage in the following countries:

North America
	•	United States	•	Canada	•	Mexico
Europe
	•	Andorra	•	Hungary	•	Portugal
	•	Austria	•	Ireland	•	San Marino
	•	Belgium	•	Italy	•	Scotland
	•	Croatia	•	Latvia	•	Slovak Republic
	•	Czech Republic	•	Liechtenstein	•	Slovenia
	•	Denmark	•	Lithuania	•	Spain
	•	England	•	Luxembourg	•	Sweden
	•	Estonia	•	Monaco	•	Switzerland
	•	Finland	•	The Netherlands	•	Vatican City
	•	France	•	Northern Ireland	•	Wales
	•	Germany	•	Norway
	•	Greece	•	Poland
Rest of World
	•	Bahrain	•	Oman	•	South Africa
	•	China (Hong Kong only)*	•	Qatar	•	Taiwan
	•	Kuwait	•	Saudi Arabia	•	United Arab
	•	Malaysia	•	Singapore		Emirates

*
We also offer data for mainland China indirectly through our Chinese joint venture, NAV2 Co., Ltd.

        Creating, maintaining and delivering a comprehensive, high quality map database is a multi-step, labor-intensive process. We currently employ over 130 geographers in our centralized production facility and a global workforce of approximately 520 field analysts in 18 countries, all working with a consistent build methodology and using one global specification.

        The major steps in building our digital map database include:

  •
  Source Acquisition.    When building a map of a new area, it is generally more efficient and productive for us to start with a base map with basic road network information. Under the leadership of our field operations, we evaluate national, regional and local sources of private and publicly available information to obtain base road information and other points of interest, such as airports, hotels, restaurants, retailers, civic offices and cultural sites.

    During initial database creation, our field force develops relationships with authorities at all levels responsible for the roadways in order to gather driving rules and other information and field-verify the database. In some cases, reliable third party source material may not be available. In these instances, we initiate field data collection.

  •
  Digitization.    Source material may either be in a digital or analog format (such as paper maps or aerial photography). For analog sources, we must digitize the information (convert the source material into an electronic format). This work is generally accomplished in our production facility or through select outsourcing.

  •
  Geometry.    The base road geometry is then associated with the appropriate longitude and latitude in a variety of ways, including field drives and the use of digital imagery.

  •
  Field Data Collection.    Using proprietary tools and processes, we supplement the base map data with complex geographic data, street name information and navigation information or attributes (such as barriers, one-way restrictions, turn restrictions and other driving rules and points of interest) by direct observation using our field force.

  •
  Geocoding.    We use our proprietary technologies and methods to convert the data that we have collected into our database according to our specifications. Our method consists of creating a geometric base of elements that represent objects in the real world and then applying additional data, such as street names and addresses, postal codes and one-way road information.

  •
  Data Validation.    Throughout the data entry process, hundreds of validation tests automatically check the accuracy of the data, indicating when field verification through direct observation is needed for resolution. This is complemented by monthly reports monitoring data quality and on-site field-testing of randomly selected geographic areas.

After our maps are created, we then process the data into a variety of formats and data sets for delivery to our customers in the data extraction process.

        Once initial development for an area is complete we continually update our database to reflect changes to the roadway network and points of interest, and we release these updates to our customers on a periodic basis throughout the year. The major steps in maintaining and updating our digital map database include:

  •
  Large-Scale Sources.    When available, we utilize large-scale information (such as, governmental postal file information or high resolution digital imagery) to identify changes in our database.

  •
  Local Sources.    We also use our field force's network of local and regional contacts to identify changes or additions to the road network. Our local field offices gather information on road conditions and plans from multiple sources, check data quality and continually validate database information.

  •
  Customer Input.    Customer and end-user feedback is captured through a comprehensive database update request process used to identify errors and anomalies in the data.

  •
  Field Data Collection.    Areas requiring updates or changes to the database are integrated into our on-going data-collection drive plans in order to capture the specific attribution required for navigation through direct observation.

        In connection with the licensing of our map database, we sometimes provide our customers with related distribution and technical support services. These additional services facilitate the use and adoption of our database by assisting our customers with the complexities of distributing storage media (for example, multiple formats, languages and countries) and reducing their development costs and time to market for their products and services that use our data.

        Distribution services include the manufacturing and shipping of storage media to automobile manufacturers and dealers or directly to end-users as well as a complete range of services, including inventory management, order processing, on-line credit card processing, multi-currency processing, localized VAT handling and consumer call center support. We handle more than one million pieces of storage media annually (both CDs and DVDs) and some component of our distribution services is currently used by more than 20 car brands.

        Technical support services include technical content support, technical software support, resident engineering and program management. Technical content support is provided to all customers to assist them in optimizing use of our data in their products and services. Technical software support provides shelf-ready, third party and custom software tools and solutions. Finally, resident engineering and program management services help define and manage broad program implementation to ensure successful product launches. Our technical support services are designed to facilitate more successful and rapid entry by our customers into the navigation market, accelerate growth of the entire navigation market and enhance the relationship between us and our customers. Our technical support service staff also work closely with both sales personnel and customers to better understand customer requirements for new product deployment.

Technology

        Technology development is an integral part of our continued growth and success. Our technology team consists of approximately 220 employees, focusing on initiatives to better serve our customers' needs as well as to improve our efficiency internally. We have also recently begun to outsource some of our software development and data production functions to third parties located in foreign countries. This enables us to complete projects that are non-recurring, require varying or significant additional headcount or demand quick turnaround in a cost effective and timely manner.

        Our customers' evolving uses and requirements for our map database drive our technology developments and innovations in data gathering, processing, delivery and deployment. Our technology effort will continue to focus on tools and services that enable us to efficiently create, manage and distribute the map database. We expect to continue to develop proprietary technology where appropriate and to purchase or license technology where cost-effective. In addition, we are currently migrating to an enhanced database platform that will enable us to support electronic, incremental delivery of map data and reduce latency between data collection, database updates and distribution of information. The new system will also enable us to provide on-demand delivery of map database updates to our customers.

        We believe that a significant factor in the successful creation and updating of our database is our proprietary software environment. We employ an integrated, centralized approach to our database, software support and operations environments. We devote significant resources and expertise to the development of a customized data management software and communications system. We also have built our workstation software to enable sophisticated database creation and the performance of updating tasks in a well-controlled and efficient environment. A particular capability that we have developed in this area is the ability to access the common database from any of our more than 110 satellite offices and the ability to edit portions of the data concurrently among several users. Our proprietary software enables our field force to gather data on a real-time basis on portable computers in field vehicles. Once the data has been gathered and stored on portable computers, our field force performs further data processing at our field offices.

Marketing and Database Distribution

        Our marketing efforts include a direct sales force, attendance and exhibition at trade shows and conferences, advertisements in relevant industry periodicals, direct sales mailings and advertisements, electronic mailings and Internet-based marketing.

        We provide our data to end-users through multiple distribution methods. For example, our customers produce copies of our data on various media, such as CD-ROMs, DVDs and other storage media. Our customers then distribute those media to end-users directly and indirectly through retail establishments, automobile manufacturers and their dealers, and other re-distributors. The media may be sold by our customer separately from its products, bundled with its products or otherwise incorporated into its products. We also produce copies of our data and distribute those copies to end-users both directly and indirectly through automobile manufacturers and their dealers. In those cases where we produce and distribute copies to end-users, the copies are either compiled into our customers' proprietary format for use with the customers' products or are in our common database physical storage format. Additionally, some of our customers store our data on servers and distribute information, such as map images and driving directions, derived from on our data over the Internet and through other communication networks.

Customers

        We provide our database to automobile manufacturers and dealers, navigation systems manufacturers, software developers, Internet portals, parcel and overnight delivery services companies and governmental and quasi-governmental entities, among others. Our customers include developers and marketers of vehicle and mobile navigation systems and devices, providers of route planning and map display applications, providers of location-based products and services and providers of other geographic information-based products and services. We have entered into written agreements of various types, principally license agreements, with each of our customers. These agreements, however, are not requirements contracts.

        The following table presents a representative sample of our customers and their respective map-based applications.

Industry Type	Map-Based Applications		Representative Customers
Vehicle Navigation	•	Dynamic navigation	•	BMW, Daimler-Chrysler, VW-Audi, PSA
	• •	Telematics services Real-time traffic data		Peugeot Citroën, Ford, General Motors (Automotive)
			•	Harman Becker, AISIN AW, Alpine, Siemens, Denso (Navigation systems manufacturers)
			•	OnStar, ATX (Telematic)
			•	XM Satellite Radio, Sirius Satellite Radio
Mobile Devices	•	Map display	•	Garmin, Dell, Thales, T-Info, Telcontar,
	•	Driving directions		PTV, Tel-Map, Motorola
	•	Dynamic navigation
Internet-Based Mapping	•	Map display	•	AOL/MapQuest, Microsoft/MSN, Yahoo!
	•	Driving directions		(Internet portals)
			•	Microsoft, Rand McNally (PC Software)
Other (Commercial	•	Asset tracking/fleet management	•	Leading parcel and overnight delivery
Logistics, Geographic	•	Route optimization analysis		service companies, PTV, ESRI, Federal,
Information	•	Geographic information		state, local and quasi-government agencies
Analysis, etc.)	•	Emergency response
	•	Traffic management

        During the fiscal years ended December 31, 2002, 2003 and 2004, BMW AG (including its affiliates) represented approximately 15%, 18% and 16% of revenue, respectively, and Harman International Industries, Inc. (including its affiliates) represented approximately 13%, 12% and 10% of our revenue, respectively. We sell copies of our database and map disks to BMW in Europe and North America pursuant to BMW's standard purchasing terms and conditions, modified in specific instances by separate agreements with BMW. BMW is not obligated to make any minimum purchases under these arrangements. We have also entered into an agreement with BMW to develop a database for South Africa and to sell copies of this database and map disks to BMW. We have entered into a data license agreement with Harman pursuant to which we grant Harman territory-specific, non-exclusive, non-transferable licenses to use our database information in certain of Harman's products. The license agreement does not provide for any minimum license fees. The territories currently covered by these licenses consist of Europe, the United States and Canada, South Africa and certain countries in the Middle East.

License Agreements

        We license and distribute our database in several ways, including licensing and delivering our database to our business customers, such as application developers and service providers, who then distribute the database directly or indirectly to business and consumer end-users in connection with their products and services. We also license and distribute our database directly (or indirectly through distributors) to both business and consumer end-users. In addition to the basic license terms that typically provide for non-exclusive licenses, our license agreements generally include additional terms and conditions relating to the specific use of the data.

        Our license fees vary depending on several factors, including the content of the data to be used by the product or service, the use for which the data has been licensed and the geographical scope of the data. The license fees paid for the licenses are usually on a per-copy basis or a per-transaction basis. In general, there is no requirement that a customer sell a minimum number of copies or transactions, although certain of the licenses require a minimum annual license fee or other minimum fee to be paid by the customer to us.

        Certain of the license agreements allow our customers to require or request us to produce copies of the database on their behalf and to deliver those copies to the customer or to another distributor for redistribution to consumer end-users. Similarly, we produce and deliver database copies to automobile manufacturers pursuant to purchase orders or other agreements, and the automobile manufacturers and their dealers redistribute the copies to automobile purchasers. If a customer elects for us to provide these database copies, or if we agree to provide these copies to an automobile manufacturer, then this customer, automobile manufacturer or another party is obligated to pay us a fee for each copy that we produce and deliver which includes a per-copy license fee and a service fee for packaging and distribution.

Competition

        The market for map information is highly competitive. We compete with other companies and governmental and quasi-governmental agencies that provide map information to a wide variety of users in a wide range of applications with varying levels of functionality. We believe that the principal elements of competition in the market for map information are:

  •
  the geographic coverage of the database;

  •
  the range and specificity of the information in the database;

  •
  database accuracy;

  •
  the price to customers for the use of the database; and

  •
  the availability of software and hardware products that are compatible with the database (or available or used in products/services that use this map information).

        We currently have several major competitors in providing map information, including Tele Atlas N.V. and numerous European governmental and quasi-governmental mapping agencies (e.g., Ordnance Survey in the United Kingdom) that license map data for commercial use. Tele Atlas offers detailed map data for Western Europe and the United States. In July 2004, Tele Atlas acquired Geographic Data Technology, Inc. (GDT), a digital map data company in the United States, and, as a result, it may be more difficult for us to compete effectively with the combined company. Governmental and quasi-governmental agencies also are making more map data information available free of charge or at lower prices, which may encourage new market entrants or reduce the demand for fee-based products and services which incorporate our map database.

        In addition, some of our customers prefer to license data from several vendors in order to diversify their sources of supply and to maintain competitive and pricing pressures. Increased competition from our current competitors or new market entrants (which may include our customers), actions taken by our customers to diversify their sources of supply and increase pricing pressure, the acquisition of GDT by Tele Atlas and other competitive pressures may result in price reductions, reduced profit margins or loss of market share by us.

Intellectual Property

        Our success and ability to compete are dependent, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of copyright laws (including, in Europe, database protection laws), trade secrets and patents to establish and protect our intellectual property rights in our database, software and related technology. We hold a total of more than 140 patents, which cover a variety of technologies, including technologies relating to the collection and distribution of geographical and other data, data organization and format, and database evaluation and analysis tools. Although we actively attempt to utilize patents to protect our technologies, we believe that none of our patents, individually or in the aggregate, are material to our business. We also protect our database, software and related technology, in part, through the terms of our license agreements and by confidentiality agreements with our employees, consultants, customers and others. We also claim rights in our trademarks and service marks. Certain of our marks are registered in Europe, the United States and elsewhere and we have filed applications to register certain other marks in these jurisdictions. We have licensed others to use certain of our marks in connection with our database and software and expect to continue licensing certain of our marks in the future.

        NAVTEQ is a trademark of NAVTEQ Corporation. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

Employees

        As of March 31, 2005, we had a total of 1,558 employees. We believe that relations with our employees are good, and we have not experienced any work stoppages due to labor disputes.

International Operations

        We have substantial operations in Europe and other foreign jurisdictions and we expect a significant portion of our revenues and expenses will be generated by our European operations in the future. Accordingly, our operating results are and will continue to be subject to the risks of doing business in foreign countries, including compliance with, or changes in, the laws and regulatory requirements of various foreign countries and the European Union, difficulties in staffing and managing foreign subsidiary operations, taxes, trade barriers and business interruptions. In addition, substantially all of our expenses and revenues relating to our international operations are denominated in foreign currencies. Historically, we have not engaged in activities to hedge our foreign currency exposures; however, on April 22, 2003, we entered into a U.S. dollar/euro currency swap agreement with Philips N.V. (the parent company of our then-majority stockholder) to minimize the exchange rate exposure between the U.S. dollar and the euro on the expected repayment of an intercompany obligation. This swap agreement was subsequently assigned to an unaffiliated third party in the third quarter of 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk" for a more detailed description of the swap agreement. We are, however, and will continue to be subject to risks related to foreign currency fluctuations until we engage in additional hedging activities, if ever. Any of these matters could increase our expenses and have a material adverse effect on our financial condition and results of operations.

        The following summarizes net revenue on a geographic basis for the following periods (in thousands):

				Quarters Ended
	Years Ended December 31,
				March 28, 2004	March 27, 2005
	2002	2003	2004
Net revenue:
Europe	$113,042	180,959	267,541	54,567	71,985
North America	52,807	91,664	125,317	24,898	32,712

Total net revenue:	$165,849	272,623	392,858	79,465	104,697

        We derive our revenues primarily from database license fees. Revenues for geographic data of Europe and the United States/Canada are attributed to Europe (The Netherlands) and North America (United States) based on the entity that executed the related licensing agreement. Revenues for geographic data for countries outside of Europe and the United States/Canada are attributed to Europe, which revenues are not material.

        The following summarizes long-lived assets on a geographic basis as of the following dates (in thousands):

	December 31,		March 27,
	2003	2004	2005
Property and equipment, net:
Europe	$3,587	5,853	5,655
North America	8,331	12,367	12,112

Total property and equipment, net	$11,918	18,220	17,767

Capitalized software development costs, net:
Europe	$—	—	—
North America	22,605	26,243	26,307

Total capitalized software development costs, net	$22,605	26,243	26,307

Facilities

        Our corporate headquarters are located in Chicago, Illinois. We maintain a regional headquarters in Veldhoven, The Netherlands and a production facility in Fargo, North Dakota. The table below provides additional information concerning our principal facilities, including the approximate square footage of each facility and the lease or sublease expiration date. We believe that our facilities are generally suitable to meet our needs for the foreseeable future; however, we continue to seek additional space as needed to satisfy our growth.

Location	Use/Purpose	Square Footage	Lease Expiration
Chicago, IL	Corporate Headquarters	137,147	September 30, 2007
Chicago, IL	Corporate Headquarters	11,665	March 31, 2013
Fargo, ND	Production Facility	56,500	August 31, 2011
Veldhoven, The Netherlands	Regional Headquarters	41,505	March 14, 2011

        In addition to these facilities, we also have approximately 122 field and administrative offices in 19 countries worldwide.

Legal Proceedings

        On April 22, 2005, Tele Atlas filed a complaint against us in the United States District Court for the Northern District of California. The complaint alleges that we have violated Sections 1 and 2 of the Sherman Act, Section 3 of the Clayton Act, and Sections 16720, 16727 and 17200 of the California Business and Professions Code, and that we have intentionally interfered with Tele Atlas's contractual relations and prospective economic advantage with third parties, by allegedly excluding Tele Atlas from the market for digital map data for use in navigation system applications in the United Sates through exclusionary and predatory practices. More specifically, Tele Atlas's complaint alleges that we, through our license under U.S. Patent No. 5,161,886, control a predominant share of the alleged relevant technology market consisting of methods for displaying portions of a topographic map from an apparent perspective view outside and above a vehicle in the United States, and have entered into patent licenses and/or other arrangements in a manner that violates the aforesaid laws. Tele Atlas seeks preliminary and permanent injunctive relief, unspecified monetary, exemplary and treble damages, and costs and attorneys' fees of suit. Based on our preliminary review of the complaint, we believe that the allegations are without merit. However, we will further evaluate the matter with counsel. We intend to take all necessary steps to vigorously defend ourselves against this action; however, because this matter is in a very early stage, we cannot predict its outcome or potential effect, if any, on our business, financial condition or results of operations. A negative outcome could adversely affect our business, results of operations and financial condition. Even if we prevail in this matter, we may incur significant costs in connection with its defense, experience a diversion of management time and attention, realize a negative impact on our reputation with our customers and face similar governmental and private actions based on these allegations.

        We are subject to various other legal proceedings and claims arising in the ordinary course of our business. We do not believe that any of these other legal proceedings or claims will materially affect our business, financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

        Set forth below is information concerning our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Executive officers and directors:
Judson C. Green(1)	52	President, Chief Executive Officer and Director
Denis M. Cohen	64	Executive Vice President, Sales Europe
John K. MacLeod	48	Executive Vice President, Global Marketing and Strategy
David B. Mullen	54	Executive Vice President and Chief Financial Officer
Winston Guillory, Jr.	48	Senior Vice President, North America Sales
Lawrence M. Kaplan	41	Senior Vice President, General Counsel and Corporate Secretary
M. Salahuddin Khan	53	Senior Vice President, Technology & Development and Chief Technology Officer
Mary D. Hardwick	45	Vice President, Quality
Christine C. Moore	55	Vice President, Human Resources
Richard E. Shuman	52	Vice President, Asia Pacific Sales
Non-management directors:
Christopher B. Galvin	54	Director-Chairman
Richard J. A. de Lange	59	Director
Wilhelmus C. M. Groenhuysen	47	Director
William L. Kimsey	62	Director
Scott D. Miller	52	Director
Dirk-Jan van Ommeren	54	Director

(1)
Serves as a member of our board of directors pursuant to the terms of his employment agreement.

Executive Officers

        Judson C. Green serves as our President and Chief Executive Officer and as a member of our board of directors. Mr. Green joined us in May 2000. Previously, Mr. Green was the President of Walt Disney Attractions, the theme park and resort segment of The Walt Disney Company, from August 1991 until December 1998, and Chairman from December 1998 until April 2000. Prior to his positions at Walt Disney Attractions, he served as Chief Financial Officer of The Walt Disney Company from December 1989 until August 1991. Mr. Green is also currently a director of Harley-Davidson, Inc. Mr. Green holds a M.B.A. from the University of Chicago Graduate School of Business and a bachelor's degree in economics from DePauw University.

        Denis M. Cohen serves as our Executive Vice President, Sales Europe. Mr. Cohen joined us as President, Europe in 1997 and has also served as our Executive Vice President, Marketing and Sales for Europe and Japan. From 1993 until 1997, Mr. Cohen was with Thomas-CSF as General Manager of Subsidiaries and Sales Offices Network Worldwide for Components Applications. Mr. Cohen holds an engineering degree from Ecole Nationale d'Electronique at Radio de Bordeaux and also holds degrees in physics and mathematics.

        John K. MacLeod serves as our Executive Vice President, Global Marketing and Strategy. Mr. MacLeod joined us in September 2000 as Executive Vice President, Marketing and Sales for North America and World Markets. From November 1999 until September 2000 he was an independent consultant. From January 1996 until November 1999, Mr. MacLeod was Senior Vice President—Development and Operations, Sony Retail Entertainment division of Sony Corporation of America, which division's principal business was location-based entertainment. Mr. MacLeod holds a M.B.A. from the Stanford Graduate School of Business and a bachelor's degree in economics from Harvard.

        David B. Mullen serves as our Executive Vice President and Chief Financial Officer. Prior to joining us in December 2002, he was Chief Financial Officer of Allscripts Healthcare Solutions, Inc., a healthcare technology firm, from August 1997 to September 2002. From 1995 to 1997, Mr. Mullen was Chief Financial Officer of Enterprise Systems, a publicly-held healthcare software company. Earlier he held several top management positions with CCC Information Services, a software and information services company serving the insurance industry, and spent a number of years in the audit and systems consulting practices of Ernst & Young LLP. Mr. Mullen holds a M.B.A. from the Wharton School at the University of Pennsylvania and a bachelor's degree in statistics from Princeton University.

        Winston Guillory, Jr. serves as our Senior Vice President, North America Sales and joined us in July 2003. Prior to joining us, Mr. Guillory worked from 1997 until 2002 in senior executive sales roles for Intermec Technologies, a leading provider of supply chain information products, services and technologies. Earlier he held senior sales positions with Weblink Wireless, Inc, a leading wireless company in North America, and Visual Information Technology, a provider of image processing hardware. Mr. Guillory spent the first nine years of his career at IBM in a variety of marketing and sales management roles. Mr. Guillory holds a B.B.A. in marketing from Lamar University.

        Lawrence M. Kaplan serves as our Senior Vice President, General Counsel and Corporate Secretary. Mr. Kaplan joined us in 1995 as our Director of Intellectual Property and became Vice President and General Counsel in January 2001 before being promoted to Senior Vice President in December 2004. Previously, he was an attorney in private practice with the law firm of Brinks Hofer Gilson & Lione. Mr. Kaplan holds a J.D. from the University of Illinois College of Law and a B.S. in general engineering from the University of Illinois.

        M. Salahuddin Khan serves as our Senior Vice President, Technology & Development and Chief Technology Officer. Mr. Khan joined us in 1998 as Vice President, OEM Marketing. Previously Mr. Khan was at Computervision Corporation for nearly twenty years, most recently as Vice President, Research and Product Development. Mr. Khan holds a B.S. in aeronautics and astronautics from the University of Southampton.

        Mary D. Hardwick serves as our Vice President, Quality. Dr. Hardwick joined us in 1993 and has held positions of increasing responsibility, most recently as Director of Planning, Worldwide Database Operations. Dr. Hardwick holds a Ph.D. in freshwater eco-toxicology and a BSc in biological sciences from the University of Leicester and a M.B.A. from the British Open University.

        Christine C. Moore serves as our Vice President, Human Resources. Ms. Moore joined us in June 2000. Previously, Ms. Moore was with The Walt Disney Company for almost 30 years, most recently as Director, Communications and Special Projects, for the Chairman of Disney's Theme Parks and Resorts Division. During her career with Disney, Ms. Moore held a variety of positions including General Manager, Human Resources, for the Disneyland Paris project, and Manager of Administration and Personnel for the Walt Disney World Resorts. Ms. Moore holds a Masters degree from the Crummer School of Business and a B.A. in both English and history from Marshall University.

        Richard E. Shuman serves as our Vice President, Asia-Pacific Sales. Mr. Shuman has been with us since 1987 and prior to his current position, Mr. Shuman held several other senior level positions, including General Manager, Vehicle Applications Europe and Senior Director, Automotive Business

Development. Mr. Shuman joined us from Cellular Business Systems Inc., where he was Vice President of Operations from 1984 to 1987. Prior to that, he was Regional Manager for SEI Information Technology. Mr. Shuman holds a B.A. in performance music from Roosevelt University.

Non-Management Directors

        Christopher Galvin has served as a member and the non-executive chairman of our Board of Directors since October 2004. From 1999 to 2003, Mr. Galvin was Chairman of the Board and CEO of Motorola Inc. Mr. Galvin joined Motorola Inc. in 1973 and served that company in numerous senior executive positions over three decades. He was appointed to the role of senior vice president and the chief corporate staff officer at Motorola in January 1988, and became a member of the Policy and Operating Committees of the corporation. He was elected President and Chief Operating Officer in 1993 and was promoted to Chief Executive Officer in 1997. Mr. Galvin serves on Bechtel Corporation's Board of Counselors; Northwestern University Board of Trustees Executive Committee; Advisory Committee to the Chief Executive of Hong Kong and Tienjin, China; American Enterprise Institute Board; member of the Legion D'honneur, Business Council (US); American Society of Corporate Executives; Past Chair of the US-China Business Council; former member of US Department of Defense Science Board; and former Director of the Rand Corporation.

        Richard J. A. de Lange has served as a member of our board of directors since June 1996 and served as Chairman of the board of directors from October 1999 to October 2004. He joined Philips Electronics Nederland B.V. in 1970 and held various positions of increasing responsibility within Philips until June 2002. Mr. de Lange was Chairman and Chief Executive Officer of the board of management of Philips Electronics Nederland B.V. from October 1998 to June 2002. Beginning September 2003, Mr. de Lange has served as an advisor to the Board of United Pan-Europe Communications Inc. From March 1996 until September 2003, he was a member of the Supervisory Board of United Pan-Europe Communications N.V. Mr. de Lange is also Chairman of the Dutch Society of Industry and Commerce and Acting Chairman of EnergieNed, the Federation of Energy Companies in The Netherlands.

        Wilhelmus C.M. Groenhuysen has served as a member of our board of directors since September 2003. Since August 2002, he has been Senior Vice President and Chief Financial Officer of Philips Electronics North America Corporation. From September 1997 until August 2002, Mr. Groenhuysen was Senior Vice President and Chief Financial Officer of Philips Lighting's Lighting Electronics Business Group. From September 1994 until September 1997, he was Chief Financial Officer of Philips Electronics Thailand Ltd. Before that, Mr. Groenhuysen had various responsibilities within the Philips Electronics Group since joining Philips in the Netherlands in 1987. We have been informed by Mr. Groenhuysen that, if Philips sells all of its shares in this offering, he intends to resign from our board of directors before the end of our third quarter of this fiscal year.

        William L. Kimsey has served as a member of our Board of Directors since October 2004. From 1998 to 2002, Mr. Kimsey was Global Chief Executive Officer and a member of the Global Executive Board of the public accounting firm of Ernst & Young. Mr. Kimsey has more than 30 years of experience, all gained at Ernst & Young and its predecessor, Arthur Young & Company. Mr. Kimsey is also a director of Accenture Ltd., Parsons Corporation, Royal Caribbean Cruises, Ltd. and Western Digital Corporation. Mr. Kimsey is a certified public accountant and is a member of the American Institute of Certified Public Accountants.

        Scott D. Miller has served as a member of our board of directors since August 2004. Since March 2004, Mr. Miller has concurrently served as the President and CEO of the Six Sigma Academy, the original Six Sigma deployment firm providing progressive Six Sigma training and implementation to companies worldwide, and as Chief Executive Officer of G100, a membership organization providing a forum for CEOs to discuss timely issues with their peers. Previously, Mr. Miller served as Non-Executive Vice Chairman of Hyatt Hotels Corporation, an international hospitality and real estate company based in Chicago, Illinois, from May 2003 through September 2003, as President from December 1999 to April 2003 and as Executive Vice President from August 1997 to December 1999. Prior to joining Hyatt, Mr. Miller was a founding partner and CEO of United Infrastructure, an infrastructure operating and development company in partnership with Peter Kiewit Sons and Bechtel Enterprises. Mr. Miller currently serves on the boards of Schindler Holding Ltd. and Axa Financial, Inc.

        Dirk-Jan van Ommeren has served as a member of our board of directors since March 1999. Mr. van Ommeren is also the Chairman of the Board of Managing Directors of Oranje-Nassau Groep B.V. Previously, Mr. van Ommeren was the Managing Director of Oranje-Nassau Groep B.V. from 1996 to 1999. Mr. van Ommeren has also held management positions with Amsterdam Investeringsbank, N.V., Westland/Utrecht Hypotheekbank N.V. and Amsterdam-Rotterdam Bank N.V. Mr. van Ommeren also holds positions with VVAA Groep B.V. (member of the Supervisory Board) and Stallergenes S.A. (member of the Supervisory Board).

Board Composition

        Our board of directors consists of seven members, each serving a one year term expiring at the next annual meeting of stockholders. The board observes all applicable criteria for independence established by the New York Stock Exchange and other governing laws and applicable regulations. No director will be deemed to be independent unless the board affirmatively determines that the director has no material relationship with us directly, or as an officer, stockholder or partner of an organization that has a relationship with us. A majority of the members of our board of directors are independent.

Board Committees

        The standing committees of our board of directors include the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. These committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities.

        Audit Committee.    The Audit Committee is primarily concerned with the accuracy and effectiveness of the audits of our financial statements by our internal audit staff and by our independent auditors. Its duties include:

  •
  selecting independent auditors;

  •
  reviewing the scope of the audit to be conducted by them and the results of their audit;

  •
  approving non-audit services provided to us by the independent auditor;

  •
  reviewing the integrity, adequacy and effectiveness of our financial reporting process and internal controls;

  •
  assessing our financial reporting practices, including the disclosures in our annual and quarterly reports and the accounting standards and principles followed; and

  •
  conducting other reviews relating to compliance by our employees with our policies and applicable laws.

        The members of the Audit Committee are Messrs. Kimsey (Chairman), Miller and van Ommeren.

        Compensation Committee.    This committee's primary responsibility is to discharge our board's responsibilities relating to compensation of our senior executives. Its duties include:

  •
  developing guidelines and reviewing the compensation and performance of our executive officers, setting the compensation of the Chief Executive Officer and evaluating his performance based on corporate goals and objectives;

  •
  making recommendations to the board with respect to incentive compensation plans, equity-based plans and deferred compensation plans; and

  •
  reviewing director compensation levels and practices, and recommending, from time to time, changes in such compensation levels and practices to the board.

        The members of the Compensation Committee are Messrs. de Lange (Chairman), Galvin and Miller.

        Nominating and Corporate Governance Committee.    The Nominating and Corporate Governance Committee's responsibilities include the selection of potential candidates for our board of directors and the development and annual review of our governance principles. This committee oversees the annual self-evaluations of our board and its committees. It also makes recommendations to our board of directors concerning the structure and membership of the other board committees.

        The members of the Nominating and Corporate Governance Committee are Messrs. Galvin (Chairman), de Lange and Miller.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2005, by the following individuals, entities or groups:

  •
  each person or entity who we know beneficially owns more than five percent of our outstanding common stock;

  •
  each of the named executive officers;

  •
  the selling stockholder;

  •
  each of our directors; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or restricted stock units held by that person that are currently exercisable or will become exercisable or vested within 60 days after March 31, 2005 are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

        Applicable percentage ownership in the following table is based on 89,603,328 shares of common stock outstanding as of March 31, 2005. Unless otherwise indicated, the address for each stockholder listed in the table is c/o NAVTEQ Corporation, 222 Merchandise Mart Plaza, Suite 900, Chicago, Illinois 60654.

						Percentage of Shares Outstanding
			Number of Shares to be Sold in the Offering	Number of Shares Beneficially Owned After the Offering
Name	Number of Shares Beneficially Owned Before the Offering					Before Offering	After Offering
Five Percent Stockholders:
Philips B.V.	33,101,305	(1)	30,000,000	3,101,305	(1)	36.9%	3.5%
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	5,884,396	(2)	—	5,884,396	(2)	6.6%	6.6%
Prudential Financial Inc. 751 Broad Street Newark, New Jersey 07102-3777	4,975,253	(3)	—	4,975,253	(3)	5.6%	5.6%
Directors and Named Executive Officers:
Judson C. Green	2,693,514	(4)	—	2,693,514	(4)	2.9%	2.9%
Dirk-Jan van Ommeren	1,610	(5)	—	1,610	(5)	*	*
Richard J. A. de Lange	1,610	(6)	—	1,610	(6)	*	*
Wilhelmus C. M. Groenhuysen	1,500	(7)	—	1,500	(7)	*	*
Christopher B. Galvin	—		—	—		—	—
William L. Kimsey	—		—	—		—	—

Scott D. Miller	20,000		—	20,000		*	*
John K. MacLeod	202,957	(8)	—	202,957	(8)	*	*
David B. Mullen	172,690	(9)	—	172,690	(9)	*	*
M. Salahuddin Khan	117,913	(10)	—	117,913	(10)	*	*
Denis M. Cohen	192,020	(11)	—	192,020	(11)	*	*
All Directors and Executive Officers	3,603,497	(12)	—	3,603,497	(12)	3.9%	3.9%

*
Less than 1%.

(1)
These shares are beneficially owned by Philips B.V., an indirect wholly-owned subsidiary of Royal Philips Electronics. See "Certain Relationships and Related Transactions" for information regarding material relationships between us and Philips.

(2)
Beneficial ownership information is based on information contained in a report on Schedule 13G filed with the SEC on February 14, 2005 by FMR Corp. with respect to its ownership of our common stock as of December 31, 2004. According to the schedule, FMR Corp. has the sole power to vote or to direct the vote of 1,749,670 shares and sole power to dispose or direct the disposition of 5,884,396 shares. According to the schedule, (i) Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 4,135,156 shares of our common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940, (ii) Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 976,530 shares of our common stock as a result of its serving as investment manager of the institutional accounts, (iii) Strategic Advisers, Inc. is the beneficial owner of 10 shares of our common stock and (iv) Fidelity International Limited is the beneficial owner of 772,700 shares of our common stock.

(3)
Beneficial ownership information is based on information contained in a report on Schedule 13G filed with the SEC on February 14, 2005 by Prudential Financial Inc. with respect to ownership of our common stock as of December 31, 2004. According to the schedule, Prudential Financial Inc. has sole voting and dispositive power with respect to 376,000 shares and shared voting and dispositive power with respect to 4,599,253 shares. According to the schedule, Prudential Financial Inc. may be deemed to be the beneficial owner of these shares of our common stock by virtue of being the direct or indirect parent of various Registered Investment Advisers and Broker Dealers as detailed in their filing.

(4)
Includes options to purchase 2,439,546 shares of common stock held by Mr. Green exercisable within 60 days of March 31, 2005 and 154,833 restricted stock units to become vested within 60 days of March 31, 2005.

(5)
Includes options to purchase 1,371 shares of common stock held by Mr. van Ommeren exercisable within 60 days of March 31, 2005. Mr. van Ommeren is an officer and director of NavPart I B.V., which owns 2.9% of our common stock as of March 31, 2005, and a director of Stichting Navpart, a foundation organized under the laws of The Netherlands that is the record owner of NavPart I B.V. Mr. van Ommeren disclaims beneficial ownership with respect to the shares of common stock beneficially owned by NavPart I B.V. or Stichting Navpart.

(6)
Includes options to purchase 1,371 shares of common stock held by Mr. de Lange exercisable within 60 days of March 31, 2005. Mr. de Lange owns 9,000 shares of Royal Philips Electronics common stock and options to purchase 42,250 shares of Royal Philips Electronics common stock exercisable within 60 days of March 31, 2005.

(7)
Mr. Groenhuysen is an officer of a subsidiary of Philips and disclaims beneficial ownership with respect to the shares owned by or for the benefit of Philips. Mr. Groenhuysen owns 1,751 shares of common stock of Royal Philips Electronics, options to purchase 21,850 shares of Royal Philips Electronics common stock exercisable within 60 days of March 1, 2005, bonds convertible into 709 shares of common stock of Royal Philips Electronics convertible within 60 days of March 1, 2005 and restricted share units to become vested into 974 shares of common stock of Royal Philips Electronics within 60 days of March 31, 2005.

(8)
Includes options to purchase 199,957 shares of common stock held by Mr. MacLeod exercisable within 60 days of March 31, 2005.

(9)
Includes options to purchase 165,690 shares of common stock held by Mr. Mullen exercisable within 60 days of March 31, 2005.

(10)
Includes options to purchase 117,913 shares of common stock held by Mr. Khan exercisable within 60 days of March 31, 2005.

(11)
Includes options to purchase 190,841 shares of common stock held by Mr. Cohen exercisable within 60 days of March 31, 2005.

(12)
Does not include shares beneficially owned by Philips for which Mr. Groenhuysen disclaims beneficial ownership and shares beneficially owned by NavPart I B.V. for which Mr. van Ommeren disclaims beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The following descriptions of certain provisions of agreements and other documents discussed below are not necessarily complete. You should refer to the exhibits that filed with or incorporated by reference in the registration statement for a copy of each agreement and document to which we are a party. See "Where You Can Find More Information."

Relationship with Philips

        Principal Stockholder.    Philips B.V., a subsidiary of Royal Philips Electronics, is our principal stockholder, beneficially owning an aggregate, as of March 31, 2005, of 33,101,305 shares of our common stock (approximately 36.9% of the total issued and outstanding). In 1988, Royal Philips Electronics, through Philips Venture Capital Fund B.V., made its initial investment in us, in the form of loans which were subsequently converted into shares. In March 1995, Philips Venture Capital Fund B.V. transferred its interests in us to Philips B.V. (formerly Philips Media Services B.V.). Other than its ownership of our shares of common stock, Philips B.V. currently has no other assets. In general, the principal activities of Philips B.V. relate to its participation in us.

        One of our current directors, Mr. Groenhuysen, is employed by Philips Electronics North American Corporation, an indirect wholly-owned subsidiary of Royal Philips Electronics. We have been informed by Mr. Groenhuysen that, if Philips sells all of its shares in this offering, he intends to resign from our board of directors before the end of our third quarter of this fiscal year. Mr. de Lange, a member of our board of directors, was employed by Royal Philips Electronics or its subsidiaries until June 2002.

        The shares of Royal Philips Electronics are listed on the stock markets of Euronext Amsterdam and the New York Stock Exchange. Philips delivers products, systems and services in the fields of lighting, consumer electronics, domestic appliances and personal care, semiconductors and medical systems. At the end of 2004, Philips had approximately 140 production sites in 32 countries and sales and service outlets in approximately 150 countries, employed approximately 162,000 people and recorded sales of EUR 30 billion for the year 2004.

  Background

        Philips' Initial Investments.    From time to time, Royal Philips Electronics, either directly or through its wholly-owned subsidiaries, invests in various businesses. We have had a relationship with Philips since 1988, when Royal Philips Electronics made its initial investment in us. Between 1988 and 1996, through these and other Philips companies, Philips provided approximately $165 million in equity financing to us, mostly through the acquisition of shares of our preferred stock, which were subsequently converted into shares of our common stock, and through the capitalization of loans made by these Philips companies to us.

        Master Loan Agreement.    On October 22, 1996, we entered into a master loan agreement with Philips B.V., which was amended and restated on April 1, 1997. Pursuant to the master loan agreement, we had the right to borrow funds from Philips B.V. on a monthly basis, in amounts not to exceed our expected cash shortfall for the following month. Each monthly loan was evidenced by a promissory note due April 1, 2007 and accrued interest at 14% annually. The master loan agreement was terminated on March 29, 2001, and all of the promissory notes outstanding under the agreement were exchanged for convertible preferred stock in connection with our entering into the stock purchase agreement with Philips B.V., as described below.

        Warrant Agreement.    Pursuant to the terms of the master loan agreement with Philips B.V., we granted Philips B.V. warrants to purchase shares of our common stock. On April 28, 2004, Philips B.V. exercised its warrants to acquire 3,384,286 shares of our common stock at a purchase price of $0.14 per share. The shares resulting from the exercise of the warrants were not included in Philips' outstanding common stock for purposes of the special cash dividend that was paid to our common stockholders on June 18, 2004.

        Stock Purchase Agreement and Related Litigation.    On March 29, 2001, we entered into a stock purchase agreement with Philips B.V. pursuant to which Philips B.V. acquired 171,855 shares of our Series A preferred stock in exchange for promissory notes payable by us having an aggregate value of $17.0 million and $7.1 million in cash, and 3,042,857 shares of our Series B preferred stock in exchange for promissory notes payable by us having an aggregate value of $426 million. Philips also agreed to purchase Series A shares in addition to the 171,855 shares, up to an aggregate of $50 million of Series A preferred shares as requested by us in accordance with the procedures set forth in the stock purchase agreement. After entering into the stock purchase agreement, Philips B.V. acquired an additional 114,286 shares of our Series A preferred stock for an aggregate purchase price of $16 million under the stand-by equity line. The terms of the Series A and Series B preferred stock provided that these shares were to automatically convert into shares of common stock upon the earliest to occur of (i) the closing of a qualifying initial public offering of our securities, (ii) the closing of a qualifying change of control transaction, or (iii) October 1, 2002. The conversion was to be made into the number of shares of common stock determined by dividing the liquidation preference, plus all cumulative but unpaid dividends per share, by the applicable per share conversion price. The terms of the stock purchase agreement were negotiated by a special committee of our board, which consisted of board members who were not employees of Philips. We believe that the terms are comparable to those that we could have obtained from an unaffiliated third party.

        On September 20, 2002, Philips B.V. filed a complaint against us in the Chancery Court of the State of Delaware in and for New Castle County. The complaint alleged that we did not intend to comply with our obligations under the certificates of designations for our Series A and Series B preferred stock to convert this preferred stock into common stock pursuant to the terms of the preferred stock. Following unsuccessful settlement negotiations, in August 2003, Philips B.V. filed an amended and restated complaint against us and additionally named as defendants Mr. van Ommeren, one of our directors, and T. Russell Shields, a former director, each of whom was a member of the special committee that was formed to address our defense to the complaint. Among other claims, the amended and restated complaint disputed the $12.04 per share conversion price of the preferred stock as of October 1, 2002. Following settlement negotiations, in December 2003, Philips B.V. accepted the per share conversion price of $12.04 per share as of October 1, 2002 and, in March 2004, the litigation was dismissed.

        NavPart Transaction.    In March 1999, Philips sold to NavPart I B.V., a Netherlands limited liability company, and NavPart II, a Netherlands limited liability company and a wholly-owned subsidiary of NavPart I, 6,021,003 shares of our common stock and 2,580,430 shares of our common stock, respectively, pursuant to the stock purchase agreement entered into by Philips, NavPart I and NavPart II. Under the stock purchase agreement, the shares of NavPart II were subject to certain put and call rights. In August 2004, in accordance with the stock purchase agreement, Philips exercised its call right by delivering an exercise notice to NavPart I with respect to the shares held by NavPart II.

        In addition, Philips, NavPart I and NavPart II have agreed to use their best efforts to maintain our board of directors at seven members. Philips has agreed that if, at any time, NavPart I and NavPart II collectively hold more than 10% of our common stock, Philips will cause the shares it beneficially owns to be voted in support of electing two directors designated by NavPart I to our board of directors, and NavPart I has agreed that so long as Philips beneficially owns at least 25% of our common stock, NavPart I will vote the shares it owns, and will cause the shares that NavPart II owns, to be voted in support of electing three directors designated by Philips to our board of directors. Currently, Mr. van Ommeren is the only NavPart I-designated director and Mr. Groenhuysen is the only Philips-designated director. NavPart I owned 2.9% of our common stock as of March 1, 2005. If the overallotment option is exercised in full, following this offering, Philips will not hold, directly or indirectly, any of our common stock.

        Registration Rights Agreement.    On March 29, 2001, concurrently with the execution and delivery of the stock purchase agreement, we entered into a registration rights agreement with Philips B.V. Under the registration rights agreement, we have granted Philips B.V. certain rights to register shares of our common stock owned by Philips for sale under the Securities Act. Philips B.V. may require that we register some or all of its shares at any time, as provided in the agreement. Philips B.V. is entitled to make up to three demands for registration after this offering. We are obligated to pay all expenses in connection with the registration (other than the underwriting commissions or discounts and legal expenses of Philips B.V.). We are not required to effect any requested registration, however, until a period of six months has elapsed from the effective date of the most recent previous registration. In connection with the offering contemplated by this prospectus, on March 11, 2005, Philips exercised its second registration demand right under the registration rights agreement.

        Guarantee.    We obtained an irrevocable standby letter of credit with LaSalle Bank N.A. in conjunction with one of our facility leases. The original face amount of $2,000,000 declines annually through November 30, 2007, which is the end of one of the facility leases. Philips issued an unconditional and irrevocable guarantee to the bank as the primary obligor, in accordance with our obligations regarding this facility lease. We issued a counter guarantee to Philips in which we agreed to pay a fee of 1.5% per annum of the original $2,000,000 face value amount of the stand-by letter of credit. In 2003, for amounts due during the years 2002 and 2003, we paid $60,000 related to the counter guarantee. The letter of credit, the Philips guarantee and our counter guarantee to Philips were cancelled in 2004 as the beneficiary agreed these were no longer required.

        Deposit Agreements.    We entered into a deposit agreement dated May 21, 2002 with Philips, which was subsequently assigned to our U.S. operating subsidiary. Pursuant to the terms of the deposit agreement, we deposited our temporary excess cash with Philips for the purpose of optimizing returns. These deposits with Philips bore interest at a rate of U.S. LIBOR minus 0.25%.

        One of our European subsidiaries entered into a deposit agreement dated September 26, 2003 with Philips. Pursuant to the terms of the deposit agreement, we deposited our temporary excess cash with Philips for the purpose of optimizing returns. These deposits with Philips bore interest at a rate of U.S. LIBOR minus 0.25% for a U.S. Dollar deposit and EURIBOR/EONIA minus 0.25% for euro deposits.

        Each of these deposit agreements expired upon completion of our initial public offering in August 2004. Upon expiration of these deposit agreements, we invested cash balances in excess of our short-term operational needs in cash equivalents and marketable securities with an unaffiliated third party. During 2003 and 2004, we received $268,000 and $256,000, respectively, in interest income related to the deposit agreements.

        Swap Agreement.    On April 22, 2003, we entered into a U.S. dollar/euro currency swap agreement (the "Swap") with Philips to minimize exchange rate exposure between the U.S. dollar and the euro on the expected repayment of an intercompany obligation. The intercompany balance is payable by one of our European subsidiaries to us and one of our U.S. subsidiaries, and is due in U.S. dollars. Through December 31, 2002, this intercompany balance was considered permanent in nature, as repayment was not expected to occur in the foreseeable future. However, primarily as a result of improved operating performance in our European business, cash flows are anticipated to be sufficient to support repayment over the next several years. Accordingly, effective January 1, 2003, the loan is no longer designated as permanent in nature.

        Under the terms of the Swap, one of our European subsidiaries made payments to Philips in euros in exchange for the U.S. dollar equivalent at a fixed exchange rate of $1.0947 U.S. dollar/euro. The U.S. dollar proceeds obtained under the Swap were utilized to make payments of principal on the intercompany loan. The outstanding principal balance under the intercompany loan was $187,136,000 at April 22, 2003. The Swap had a maturity date of December 22, 2006 and provided for settlement on a monthly basis in proportion to the repayment of the intercompany obligation.

        The intercompany loan bore interest at one-month U.S. LIBOR. The Swap also provided that one of our European subsidiaries would pay interest due in euros on a monthly basis to Philips in exchange for U.S. dollars at the one-month U.S. dollar LIBOR rate.

        In the third quarter of 2004, Philips assigned the Swap to an unaffiliated third party.

        Other Transactions.    We have entered into transactions with affiliates of Philips, under which we have received the following:

  •
  software;

  •
  software related consulting services;

  •
  treasury services;

  •
  tax consulting services;

  •
  insurance services that enable us to be covered by Philips' insurance coverage for General Liability, Worker's Compensation, Employer's Liability, Director and Officer, Property Damage/Business Interruption, Crime and Marine Cargo;

  •
  access to Philips' purchasing services program that enables us to buy various goods and services, such as parcel services, fleet services to lease cars, travel arrangements, computer peripherals and software, from third parties at a discount to the standard price as negotiated between Philips and such third parties; and

  •
  a license to use and sublicense certain patents related to our business.

        Total fees incurred for these services of $1,791,000, $1,026,000, $1,342,000 and $134,000 are included in operating costs and expenses for the years ended December 31, 2002, 2003 and 2004 and the quarter ended March 27, 2005, respectively. We believe that the terms of these transactions generally have been more favorable than those we could obtain from unaffiliated third parties and have resulted in operating expense savings for us of approximately $2,000,000 to $2,500,000 per year. Pursuant to a separation agreement with Philips, we are no longer able to obtain software, software-related consulting services, treasury services, tax consulting services and insurance from or through Philips nor are we able to continue to participate in Philips' purchasing programs beyond March 31, 2005. To the extent we are unable to obtain goods and services at prices and/or on terms as favorable as those currently available to us, we expect that we will incur increased operating expenses in future periods.

        Separation Agreement.    In connection with our August 2004 initial public offering, we entered into a separation agreement with Philips to terminate those programs and services provided by, or through our relationship with, Philips. These programs and services include the programs and services described in "—Other Transactions" above as well as certain insurance programs and policies provided to us. In addition, we have agreed, subject to certain limitations, to provide to Philips various financial and other information of ours in order to enable and assist Philips in any regulatory or other administrative proceeding, to comply with reporting, disclosure and other filing obligations imposed on it, and to conduct its ongoing businesses.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 400,000,000 shares of our common stock, $0.001 par value, and 10,000,000 shares of our preferred stock, $0.001 par value. As of March 31, 2005, there were 89,603,328 shares of common stock outstanding, held of record by 463 stockholders, and no preferred shares were outstanding.

        The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our form of amended and restated certificate of incorporation and our form of amended and restated bylaws.

Common Stock

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably only those dividends as may be declared by our board of directors out of funds legally available therefor, as well as any distributions to the stockholders. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then-outstanding preferred stock. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

        Our board of directors has the authority, without further action by the stockholders, to issue our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of this series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of our holders of common stock and the likelihood that these holders will receive dividend payments and payments upon liquidation. In addition, the issuance of our preferred stock could have the effect of delaying, deferring or preventing a change in our control. We have no present plan to issue any shares of our preferred stock.

Equity Incentive Awards

        As of March 31, 2005, we had outstanding options to purchase 7,175,008 shares of our common stock and 856,166 restricted stock units. The weighted average exercise price of the outstanding options is $7.86 per share. In addition, as of March 31, 2005, we had 9,773,720 shares of common stock reserved and available for grant under the 2001 Stock Incentive Plan.

Anti-takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

        Certain provisions of our certificate of incorporation and bylaws, as summarized below, and applicable provisions of the Delaware General Corporation Law (the "DGCL") may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or in our management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies furnished by them and to discourage certain types of transactions that may involve an actual or threatened change in our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

        Election and Removal of Directors.    Directors are elected at the annual meetings of stockholders by a plurality of the votes entitled to vote in the election of directors and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified, or until their death, resignation or removal. Directors may be removed without cause by the vote of shares representing a 66 2/3% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Directors may be removed for cause by the vote a majority of the shares represented, in person or by proxy, at a meeting and entitled to vote.

        No Cumulative Voting.    Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. The lack of cumulative voting may make it more difficult for our stockholders to replace our board of directors or for another party to obtain control of us by replacing our board of directors.

        Size of Board and Vacancies.    Our certificate of incorporation provides that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled solely by the vote of our remaining directors in office. Any vacancies in our board of directors resulting from death, resignation or removal from office or other cause will be filled solely by the vote of our remaining directors in office.

        Stockholder Action by Written Consent.    Our certificate of incorporation provides that our stockholders may not act by written consent without a meeting.

        Stockholder Meetings.    Our certificate of incorporation and bylaws provide that a special meeting of our stockholders may be called only by (i) our board of directors, (ii) any stockholder that owns at least 25% of the outstanding shares of common stock, and (iii) any stockholders that own, in the aggregate, at least 50% of the outstanding shares of common stock.

        Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

        Undesignated Preferred Stock.    The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.

Section 203 of the General Corporation Law of the State of Delaware

        Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL. This provision would generally prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

Indemnification and Limitation of Director and Officer Liability

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, that are incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys' fees, incurred in connection with the defense or settlement of these actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not excluding other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

        Our certificate of incorporation and bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person, or a person of whom the person is the legal representative, is or was a director or officer of us or, while a director or officer of us, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, whether the basis of the proceeding is the alleged action of the person in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the DGCL against all expense, liability and loss reasonably incurred or suffered by the person in connection therewith. Our certificate of incorporation also provides that we will pay the expenses incurred in defending any proceeding in advance of its final disposition, subject to the provisions of the DGCL. These rights are not exclusive of any other right that any person may have or acquire under any statute, provision of our certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of these provisions will in any way diminish or adversely affect the rights of any director, officer, employee or agent of us under our certificate of incorporation in respect of any occurrence or matter arising prior to any repeal or modification. Our certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

        Our certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, to the extent required by the DGCL, for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for payments of unlawful dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Neither the amendment nor repeal of this provision will eliminate or reduce the effect of the provision in respect of any matter occurring, or any cause of action, suit or claim that, but for the provision, would accrue or arise, prior to the amendment or repeal.

        We maintain director and officer insurance providing for indemnification for our directors and officers for certain liabilities, including liabilities under the Securities Act of 1933. We have also entered into indemnity agreements with our directors and our officers providing for the indemnification described above.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

        The underwriting agreement also provides for indemnification by the underwriters of our officers and directors for specified liabilities under the Securities Act of 1933.

        At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "NVT."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Investor Services LLC. Their address is 2 North LaSalle Street, Chicago, Illinois 60602 and their telephone number is (312) 588-4993.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of common stock in the public market, or the perception that these sales may occur, could adversely affect the prevailing market price of the common stock. Upon the completion of this offering, we will have 89,603,328 shares of our common stock outstanding not including, as of March 31, 2005:

  •
  7,175,008 shares of our common stock issuable upon the exercise of outstanding options under our option plans and individual option agreements with certain of our executive officers;

  •
  856,166 shares of our common stock issuable pursuant to outstanding restricted stock units under our 2001 Stock Incentive Plan; and

  •
  9,773,720 shares of common stock reserved and available for grant under our 2001 Stock Incentive Plan.

        All of the shares sold in this offering will be freely tradable without restriction or the requirement of further registration under the Securities Act unless they are acquired by our "affiliates," as that term is defined in Rule 144 of the Securities Act. In addition, all of our other outstanding shares of common stock will be freely tradable without restriction or the requirement of further registration under the Securities Act immediately following the completion of this offering, subject to restrictions applicable to our affiliates and subject, in some cases, to the 90-day "lock-up" restrictions described below.

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated together), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of these shares that does not exceed the greater of:

  •
  one percent of the then outstanding shares of our common stock (approximately 896,000 shares immediately after this offering); or

  •
  the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of this sale is filed, provided that requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

        In addition, affiliates must comply with the restrictions and requirements of Rule 144 other than the one-year holding period requirement in order to sell shares of our common stock which are not restricted securities.

        Under Rule 144(k), a person who is not an affiliate of ours and has not been an affiliate of ours for at least three months prior to the sale and who has beneficially owned restricted shares for at least two years may resell these shares without compliance with the foregoing requirements.

        We previously filed a registration statement with the SEC in order to register the shares of our common stock reserved for issuance under our option plans and individual option agreements. Shares covered by the registration statement are eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and lock-up agreements, described below.

Lock-up Agreements

        For a period of 90 days from the date of this prospectus, we, our executive officers, directors and the selling stockholder have agreed, subject to specific exceptions, not to sell or transfer any shares of common stock without the written consent of the representatives of the underwriters. These agreements also apply to any security convertible into or exchangeable or exercisable for common stock. See "Underwriting."

Registration Rights

        On March 29, 2001 we entered into a registration rights agreement with Philips. Under the registration rights agreement, we have granted Philips certain rights to register shares of our common stock owned by Philips for sale under the Securities Act. Philips may require that we register some or all of its shares at any time, as provided in the agreement. Philips is entitled to make up to three demands for registration after this offering. We are obligated to pay all expenses in connection with the registration (other than the underwriting commissions or discounts and legal expenses of Philips). We are not required to effect any requested registration, however, until a period of six months has elapsed from the effective date of the most recent previous registration. In connection with our initial public offering, Philips exercised its first registration demand right under the registration rights agreement. In connection with the offering contemplated by this prospectus, on March 11, 2005, Philips exercised its second registration demand right under the registration rights agreement.

        In connection with this offering, we have agreed to indemnify the selling stockholder and the selling stockholder has agreed to indemnify us against certain liabilities.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX
CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a general discussion of certain material U.S. federal income and estate tax considerations of the ownership and disposition of our common stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the U.S. for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be "Non-U.S. Holders" for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

        This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, (the "Code"), Treasury Regulations, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders should consult their own tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.

Dividends

        Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. federal income tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To the extent distributions exceed our current and accumulated earnings and profits for U.S. federal income tax purposes, they will constitute a tax-free return of capital and will reduce your adjusted tax basis in our common stock, but not below zero, and then will be treated as capital gain from the sale of stock.

        To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will be required to (a) provide us with an IRS Form W-8BEN certifying the Non-U.S. Holder's entitlement to benefits under that treaty or (b) if common stock is held through foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury Regulations. Special rules determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity and additional certification of benefits may be required.

        There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if an applicable treaty so provides, the dividends are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) if an IRS Form W-8ECI, stating that the dividends are so connected, is provided to us. Instead, the effectively connected dividends will be subject to U.S. federal income tax on a net basis, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional "branch profits tax," which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder's effectively connected earnings and profits, subject to certain adjustments. If the Non-U.S. Holder is eligible for a reduced rate of withholding tax pursuant to a tax treaty, such Holder may obtain a refund of any excess amounts withheld on the payment of a dividend if such Holder files an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless: (i) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax; (ii) if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the Non-U.S. Holder in the United States.; (iii) in the case of Non-U.S. Holders who are nonresident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; (iv) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates; or (v) we are or have been a "United States real property holding corporation" within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as: (a) the Non-U.S. Holder owned directly or indirectly, no more than 5% of our common stock at all times within the shorter of (x) the five year period preceding the disposition or (y) the holder's holding period; and (b) our common stock is regularly traded on an established securities market.

        If you are a Non-U.S. Holder described in (i) or (ii) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (i) or (ii) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (iii) above, you may be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses.

Information Reporting Requirements and Backup Withholding

        Generally, we must report to the U.S. Internal Revenue Service the amount of distributions paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

        Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing an IRS Form W-8BEN, or other applicable form), unless the payor otherwise has knowledge or reason to know that the payee is a U.S. person.

        U.S. information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status on an IRS Form W-8BEN, or other applicable form, or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through a non-U.S. office of a broker that is (i) a U.S. person, including a foreign branch of such person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a "controlled foreign corporation" for U.S. federal income tax purposes, or (iv) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (b) that is engaged in a U.S. trade or business. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

        Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal Estate Tax

        The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. This U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

        THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

        Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Lehman Brothers Inc. and UBS Securities LLC are acting as joint book-running managers and as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholder and the underwriters, the selling stockholder has agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholder, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Lehman Brothers Inc.
UBS Securities LLC
William Blair & Company, L.L.C.
Credit Suisse First Boston LLC
Morgan Stanley & Co. Incorporated
Piper Jaffray & Co.
Stephens Inc.

Total

        The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

        We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us that the underwriters initially propose to offer the shares to the public at the offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                      per share to other dealers. After this offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$

        The expenses of this offering to be paid by us are estimated to be approximately $245,867. These expenses do not include underwriting discounts and commissions and legal expenses of the selling stockholder, and certain other expenses for which the underwriters have agreed to reimburse us.

Overallotment Option

        The selling stockholder has granted an option to the underwriters to purchase up to 3,101,305 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments.

No Sales of Similar Securities

        We, the selling stockholder and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of the purchase agreement among us, the selling stockholder and the underwriters without first obtaining the written consent of the representatives of the underwriters. Specifically, we and these other individuals and entities have agreed not to directly or indirectly

  •
  offer, pledge, sell or contract to sell, any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether the swap or transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.

        This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

        The representatives may in their sole discretion, at any time, without notice, consent to the release of all or any portion of the shares subject to the lock-up agreements. The representatives do not have any current intention to release shares of common stock subject to these lock-ups. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of any such determination, possibly including, but not limited to, the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, the timing of the proposed sale, and whether the person seeking the release is an officer, director or affiliate.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

        If the underwriters create a short position in the common stock in connection with this offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of the purchases.

        The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters' short position or to stabilize the price of those shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

        Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and UBS Securities LLC will be facilitating Internet distribution for this offering to certain of their respective Internet subscription customers. These representatives intend to allocate a limited number of shares for sale to their respective online brokerage customers. An electronic prospectus is available on the Internet web sites maintained by these representatives and web sites maintained by some of the other underwriters. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the web sites of these representatives is not part of this prospectus.

        In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus electronically.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirements that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trade of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholder in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder will have no liability. In the case of an action for damages, we and the selling stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service or process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those person may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        Pepper Hamilton LLP, Washington, D.C., will pass upon the validity of the shares of common stock offered hereby. Legal matters relating to this offering will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, Chicago, Illinois.

EXPERTS

        Our consolidated financial statements and schedule as of December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information pertaining to us and the common stock to be sold in this offering, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part of that registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement or other document, each statement being qualified in all respects by that reference.

        You may read and copy all or any portion of the registration statement and the exhibits at the Securities and Exchange Commission's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Securities and Exchange Commission's public reference rooms. In addition, the Securities and Exchange Commission maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

        We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance with those requirements, file periodic reports, proxy and information statements and other information with the Securities and Exchange Commission. These periodic reports, proxy and information statements and other information are available on our web site, http://www.navteq.com, and are available for inspection and copying at the public reference facilities and Securities and Exchange Commission's website referred to above.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the following documents we have filed, or may file, with the Securities and Exchange Commission:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the amendment to our Annual Report filed on Form 10-K/A;

  •
  The description of our common stock contained in our Registration Statement on Form 8-A filed on August 2, 2004 under Section 12(b) of the Exchange Act;

  •
  Our Current Report on Form 8-K filed on March 25, 2005;

  •
  Our Definitive Proxy Statement dated April 1, 2005, with respect to our 2005 Annual Meeting of Stockholders to be held on May 11, 2005;

  •
  Our Current Report on Form 8-K/A filed on April 21, 2005;

  •
  Our Current Report on Form 8-K filed on April 27, 2005;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 27, 2005 filed on April 29, 2005; and

  •
  All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and before the termination of this offering.

        Any statement contained in a document that is incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or replaces such statement. Any statement so modified or superseded shall not be deemed a part of this prospectus except as so modified or superseded.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, NAVTEQ Corporation, 222 Merchandise Mart, Suite 900, Chicago, Illinois 60654, telephone (312) 894-7000.

NAVTEQ CORPORATION
AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004 and March 27, 2005 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2002, 2003, and 2004 and the quarters ended March 28, 2004 (unaudited) and March 27, 2005 (unaudited)	F-4
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2002, 2003, and 2004	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003, and 2004 and the quarters ended March 28, 2004 (unaudited) and March 27, 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
Schedule II—Valuation and Qualifying Accounts	F-32

Report of Independent Registered Public Accounting Firm

The Board of Directors
NAVTEQ Corporation:

        We have audited the accompanying consolidated balance sheets of NAVTEQ Corporation and subsidiaries (the Company) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NAVTEQ Corporation and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chicago, Illinois
February 28, 2005

NAVTEQ CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except per share amounts)

	December 31, 2003	December 31, 2004	March 27, 2005
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,982	30,101	26,021
Cash on deposit with affiliate	65,307	—	—
Short-term marketable securities	—	45,650	40,074
Accounts receivable, net of allowance for doubtful accounts of $4,365, $3,571 and $4,295 at December 31, 2003, December 27, 2004, and March 27, 2005, respectively	44,545	56,582	76,329
Deferred income taxes	41,049	50,696	53,510
Prepaid expenses and other current assets	6,466	8,348	9,867

Total current assets	159,349	191,377	205,801
Property and equipment, net	11,918	18,220	17,767
Capitalized software development costs, net	22,605	26,243	26,307
Long-term deferred income taxes	131,016	92,069	82,591
Long-term marketable securities	—	27,280	40,574
Deposits and other assets	277	9,519	10,644

Total assets	$325,165	364,708	383,684

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$15,539	13,962	13,327
Accrued payroll and related liabilities	20,344	28,054	24,351
Other accrued expenses	16,410	20,609	20,548
Deferred revenue	24,968	31,165	32,853

Total current liabilities	77,261	93,790	91,079
Fair value of derivative	23,799	21,616	15,405
Long-term deferred revenue	3,582	13,342	14,000
Other long-term liabilities	2,612	3,142	2,714

Total liabilities	107,254	131,890	123,918
Stockholders' equity:
Common stock, $0.001 par value; 400,000 shares authorized; 84,153, 87,741 and 89,589 shares issued and outstanding at December 31, 2003, December 31, 2004, and March 27, 2005, respectively	1,178	88	90
Additional paid-in capital	767,709	741,448	753,880
Note receivable for common stock	(219)	—	—
Deferred compensation expense	(2,332)	(12,403)	(15,318)
Accumulated other comprehensive loss:
Cumulative translation adjustment	(26,645)	(28,503)	(26,907)
Unrealized holding loss on available-for-sale marketable securities, net of tax	—	(98)	(330)

Total accumulated other comprehensive loss	(26,645)	(28,601)	(27,237)
Accumulated deficit	(521,780)	(467,714)	(450,929)

Total stockholders' equity	217,911	232,818	260,486

Total liabilities and stockholders' equity	$325,165	364,708	383,684

See accompanying notes to consolidated financial statements.

NAVTEQ CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share data)

				Quarters Ended
	Years Ended December 31,
				March 28, 2004	March 27, 2005
	2002	2003	2004
				(unaudited)
Net revenue	$165,849	272,623	392,858	79,465	104,697
Operating costs and expenses:
Database creation and distribution costs	92,499	125,841	186,330	40,435	47,953
Selling, general, and administrative expenses	63,422	83,024	111,942	23,096	31,913

Total operating costs and expenses	155,921	208,865	298,272	63,531	79,866

Operating income	9,928	63,758	94,586	15,934	24,831
Other income (expense):
Interest income	172	414	1,158	143	649
Interest expense	(840)	(34)	(24)	(1)	(3)
Foreign currency gain (loss)	134	6,174	(1,686)	(329)	(73)
Other expense	(134)	(11)	(206)	(18)	28

Income before income taxes	9,260	70,301	93,828	15,729	25,432
Income tax benefit (expense)	(1,105)	165,514	(39,762)	(6,010)	(8,647)

Net income	8,155	235,815	54,066	9,719	16,785
Cumulative preferred stock dividends	(110,464)	—	—	—	—

Net income (loss) applicable to common stockholders	$(102,309)	235,815	54,066	9,719	16,785

Earnings (loss) per share of common stock:
Basic	$(2.41)	2.81	0.62	0.12	0.19

Diluted	$(2.41)	2.69	0.59	0.11	0.18

Weighted average shares of common stock outstanding:
Basic	42,446	84,062	86,509	84,178	88,625

Diluted	42,446	87,593	92,001	91,125	93,500

See accompanying notes to consolidated financial statements.

NAVTEQ CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(In thousands)

	Series A cumulative convertible preferred stock		Series B cumulative convertible preferred stock
								Note receivable for common stock
					Common stock					Accumulated other comprehensive income (loss)
							Additional paid-in capital		Deferred compensation expense		Accumulated deficit	Total stockholders' equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of December 31, 2001	286	$40,027	3,043	$425,527	28,450	$398	299,422	(219)	—	4,166	(765,750)	3,571
Exercise of stock options	—	—	—	—	44	1	76	—	—	—	—	77
Conversion of preferred stock	(286)	(40,027)	(3,043)	(425,527)	55,477	777	464,777	—	—	—	—	—
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(566)	—	(566)
Net income	—	—	—	—	—	—	—	—	—	—	8,155	8,155

Total comprehensive income												7,589

Balances as of December 31, 2002	—	—	—	—	83,971	1,176	764,275	(219)	—	3,600	(757,595)	11,237
Exercise of stock options	—	—	—	—	182	2	286	—	—	—	—	288
Grant of stock options at exercise prices below fair market value	—	—	—	—	—	—	3,148	—	(3,148)	—	—
Stock compensation expense	—	—	—	—	—	—	—	—	816	—	—	816
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(30,245)	—	(30,245)
Net income	—	—	—	—	—	—	—	—	—	—	235,815	235,815

Total comprehensive income												205,570

Balances as of December 31, 2003	—	—	—	—	84,153	1,178	767,709	(219)	(2,332)	(26,645)	(521,780)	217,911
Exercise of warrants	—	—	—	—	3,384	47	427	—	—	—	—	474
Reverse stock split	—	—	—	—	—	(1,140)	1,140	—	—	—	—	—
Exercise of stock options	—	—	—	—	215	3	2,533	—	—	—	—	2,536
Dividends paid	—	—	—	—	—	—	(47,159)	—	—	—	—	(47,159)
Stock compensation expense	—	—	—	—	—	—	17,087	—	(10,071)	—	—	7,016
Settlement of note receivable for common stock	—	—	—	—	(11)	—	(289)	219	—	—	—	(70)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(1,858)	—	(1,858)
Unrealized holding loss on available-for-sale marketable securities (net of taxes of $61)	—	—	—	—	—	—	—	—	—	(98)	—	(98)
Net income	—	—	—	—	—	—	—	—	—	—	54,066	54,066

Total comprehensive income												52,110

Balances as of December 31, 2004	—	$—	—	$—	87,741	$88	741,448	—	(12,403)	(28,601)	(467,714)	232,818

See accompanying notes to consolidated financial statements.

NAVTEQ CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

				Quarters Ended
	Years Ended December 31,
				March 28, 2004	March 27, 2005
	2002	2003	2004
				(unaudited)
Cash flows from operating activities:
Net income	$8,155	235,815	54,066	9,719	16,785
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	—	(172,076)	31,841	4,005	5,213
Depreciation and amortization	5,972	5,718	6,414	943	2,101
Amortization of software development costs	4,591	6,312	9,154	1,953	2,931
Foreign currency (gain) loss	(134)	(6,174)	1,686	329	73
Impairment of capitalized software development costs	2,114	—	—	—	—
Deferred interest expense on refundable license payments	823	—	—	—	—
Provision for bad debts	1,795	2,071	(461)	240	1,052
Stock compensation expense	—	816	7,016	187	2,289
Tax benefit on non-qualified stock options	—	—	1,547	166	3,060
Noncash other	33	36	308	50	252
Changes in operating assets and liabilities:
Accounts receivable	(9,634)	(12,061)	(10,086)	(11,700)	(21,807)
Prepaid expenses and other current assets	(165)	(2,966)	(1,705)	147	(1,621)
Deposits and other assets	(87)	401	(8,711)	(103)	(716)
Accounts payable	136	9,876	(2,198)	(5,470)	(137)
Accrued payroll and related liabilities	1,813	3,231	6,536	(3,056)	(2,909)
Other accrued expenses	4,196	873	(3,823)	5,908	(3,577)
Deferred revenue	2,212	(6,060)	14,431	1,431	3,156
Other long-term liabilities	414	136	407	162	(330)

Net cash provided by operating activities	22,234	65,948	106,422	4,911	5,815
Cash flows from investing activities:
Acquisition of property and equipment	(2,156)	(9,269)	(12,875)	(1,776)	(1,491)
Capitalized software development costs	(10,027)	(9,966)	(12,792)	(2,911)	(2,995)
Purchases of marketable securities	—	—	(118,100)	—	(36,648)
Sales of marketable securities	—	—	44,934	—	28,419
Investment in joint venture	—	—	(490)	—	—
Purchase of investments	—	—	—	—	(500)
Cash on deposit with affiliate, net	(5,000)	(55,307)	65,199	84	—

Net cash used in investing activities	(17,183)	(74,542)	(34,124)	(4,603)	(13,215)
Cash flows from financing activities:
Issuance of common stock	77	288	1,393	133	4,170
Dividends paid	—	—	(47,159)	—	—
Repayment of refundable licensing advances	(4,000)	—	—	—	—

Net cash provided by (used in) financing activities	(3,923)	288	(45,766)	133	4,170
Effect of exchange rate changes on cash	793	861	1,587	(52)	(850)

Net increase (decrease) in cash and cash equivalents	1,921	(7,445)	28,119	389	(4,080)
Cash and cash equivalents at beginning of year	7,506	9,427	1,982	1,982	30,101

Cash and cash equivalents at end of year	$9,427	1,982	30,101	2,371	26,021

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$—	18	24	1	3

Cash paid during the year for income taxes	$555	3,290	2,569	784	70

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(amounts in thousands, except per share amounts)

(1)—Description of the Business and Summary of Significant Accounting Policies

  (a) The Business

        NAVTEQ Corporation ("the Company"), formerly known as Navigation Technologies Corporation, is a leading provider of digital map information and related software and services used in a wide range of navigation, mapping and geographic-related applications, including products and services that provide maps, driving directions, turn-by-turn route guidance, fleet management and tracking and geographic information systems. These products and services are provided to end users by our customers on various platforms, including: self-contained hardware and software systems installed in vehicles; personal computing devices, such as personal digital assistants and cell phones; server-based systems, including internet and wireless services; and paper media.

        The Company is engaged primarily in the creation, updating, enhancing, licensing and distribution of its database for North America and Europe. The Company's database is a digital representation of road transportation networks constructed to provide a high level of accuracy and the useful level of detail necessary to support route guidance products and similar applications. The Company's database is licensed to leading automotive electronics manufacturers, automotive manufacturers, developers of advanced transportation applications, developers of geographic-based information products and services, location-based service providers and other product and service providers. The Company is currently realizing revenue primarily from license fees charged to customers who incorporate the Company's database into their products or services.

  (b) Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  (c) Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (d) Cash Equivalents

        The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

  (e) Marketable Securities

        The Company invests in marketable securities and classifies the securities as available-for-sale under Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS 115, available-for-sale marketable securities are accounted for at market prices, with the unrealized gain or loss, less applicable deferred income taxes, shown as a separate component of stockholders' equity.

        At December 31, 2004, the Company began to classify its investment in auction-rate securities as short-term marketable securities. These investments, totaling $43,400, were included in cash and cash equivalents at September 26, 2004. None were held in periods prior to the quarter ended September 26, 2004. Such amounts will be reclassified in the interim financial statements for the third quarter of fiscal 2005 to conform to the December 31, 2004 classification. This change in classification will have no effect on the amounts of total current assets, total assets, net income, or cash flow from operations of the Company.

  (f) Accounts Receivable

        Accounts receivable are recorded at the invoiced amounts and do not bear interest. The allowance for doubtful accounts is recorded to provide for estimated losses resulting from uncollectible accounts, and is based principally upon specifically identified amounts where collection is deemed doubtful. Additional non-specific allowances are recorded based on historical experience and management's assessment of a variety of factors related to the general financial condition and business prospects of the Company's customer base. The Company reviews the collectibility of individual accounts and assesses the adequacy of the allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

  (g) Fair Value of Financial Instruments

        The carrying values of cash equivalents, cash on deposit with affiliate, receivables, payables and accrued expenses approximate their fair values due to the short maturity of these instruments.

  (h) Property and Equipment

        Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Computers and equipment and purchased software are amortized over three years. Furniture and fixtures are amortized over five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining lease terms.

  (i) Derivatives

        The Company uses a derivative financial instrument to manage foreign currency exchange rate risk. Derivative instruments are stated at fair value in the consolidated balance sheet. The Company did not designate the derivative as a hedge as defined by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Therefore, the changes in fair value of the derivative are recognized in the consolidated statements of operations.

  (j) Revenue Recognition

        Revenue is recognized when evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable, following the guidance in Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, "Revenue Recognition." Where arrangements have multiple elements, the Company applies the guidance prescribed by Emerging Issues Task Force (EITF) Consensus 00-21, "Revenue Arrangements with Multiple Deliverables."

        The Company derives a substantial majority of its revenue from licensing its database. Revenue is recognized net of provisions for estimated uncollectible amounts and anticipated returns. Database licensing revenue includes revenue associated with nonrefundable minimum licensing fees, license fees from usage (including license fees in excess of nonrefundable minimum fees), prepaid licensing fees from distributors and customers and direct sales to end users. Nonrefundable minimum licensing fees are recognized as revenue ratably over the period of the arrangement. License fees from usage (including license fees in excess of nonrefundable minimum fees) are recognized in the period in which the customer reports them to the Company. Prepaid licensing fees are recognized in the period in which the distributor or customer reports that they have shipped the database to the end user. Revenue for direct sales of licenses is recognized when the database is shipped to the end user. Revenues from licensing arrangements including a second copy of the database are allocated equally to the two shipments of the database to the customer, which is consistent with their relative fair values. Licensing arrangements that entitle the customer to unspecified updates over a period of time are recognized as revenue ratably over the period of the arrangement.

  (k) Database Creation and Distribution Costs

        Database creation and distribution costs include the costs of database creation and updating, database licensing and distribution, and database-related software development. Database creation and updating costs of $57,206, $69,609, and $89,584 in 2002, 2003, and 2004, respectively, include the direct costs of database creation and validation, costs to obtain information used to construct the database and ongoing costs for updating and enhancing the database content. Database creation and updating costs are expensed as incurred, except costs of internal-use software, which are capitalized in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position No. 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and are then amortized on a straight-line basis over their estimated useful life, generally three to five years.

        Database licensing and distribution costs of $21,243, $40,560, and $72,073 in 2002, 2003, and 2004, respectively, include direct costs related to reproduction of the database for licensing, professional services, and per copy sales (including shipping and handling costs of $2,881, $4,772, and $5,351 in 2002, 2003, and 2004, respectively). Database licensing and distribution costs are expensed as incurred.

        Database-related software development costs consist primarily of costs for the development of software as follows: (i) applications used internally to improve the effectiveness of database creation and updating activities, (ii) enhancements to internal applications that enable the Company's core database to operate with emerging technologies, and (iii) applications to facilitate usage of the Company's map database by customers. Costs of internal-use software are accounted for in accordance with SOP 98-1. Accordingly, certain application development costs relating to internal-use software have been capitalized and are being amortized on a straight-line basis over the estimated useful lives of the assets, generally three to five years. The Company capitalized $10,027, $9,966, and $12,792 of internal-use software development costs during 2002, 2003, and 2004, respectively. Included in database creation and updating costs is the amortization of internal-use software costs of $4,591, $6,312, and $9,154 for the years ended December 31, 2002, 2003, and 2004, respectively. Software development and maintenance costs of $14,050, $15,672, and $24,672 in 2002, 2003, and 2004, respectively, did not qualify for capitalization and were expensed as incurred.

        The Company performs strategic reviews of its software development initiatives, including a comprehensive assessment of its internal-use software development projects to ensure that projects with capitalized costs are expected to provide substantive future service potential. Based on this review, during the third quarter of 2002, management determined that certain capitalized software development costs were impaired, and it was necessary to write-down the balance by $2,114. This write-down is recorded within database creation and distribution costs in the accompanying 2002 consolidated statement of operations. Management believes that the remaining capitalized software development costs after this write-down are recoverable. In reaching this conclusion, management considered the progress of each of the Company's internal-use software development projects to date, expected completion timelines, and budgeted future expenditures for each of the projects.

  (l) Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

  (m) Foreign Currency Translation

        The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Foreign assets and liabilities in the accompanying consolidated balance sheets have been translated at the rate of exchange as of the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. Foreign currency transaction gains and losses are included in the consolidated statements of operations.

  (n) Impairment of Long-lived Assets

        The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets", which provides a single accounting model for long-lived assets to be disposed of. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company's consolidated financial statements.

        In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, capitalized software development costs and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

  (o) Stock-Based Compensation

        The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including Financial Accounting Standards Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the fair value of the underlying common stock exceeds the exercise price of the option. Prior to 2003, under the Company's stock option plan, options were granted at exercise prices that were equal to the fair value of the underlying common stock on the date of grant. Therefore, no stock-based compensation expense was recorded in the consolidated statements of operations. During 2003, the Company granted options at exercise prices below the fair value of the underlying common stock on the date of grant. Accordingly, the Company recorded compensation expense related to these option grants of $816 and $792 for the years ended December 31, 2003 and 2004, respectively and $187 and $193 for the quarters ended March 28, 2004 and March 27, 2005, respectively. Prior to the completion of the Company's initial public offering in August 2004, the fair value of the underlying common stock was determined by the Company's Board of Directors based on an internally-prepared valuation analysis using comparable companies, comparable merger transactions and discounted cash flow methodologies.

        During 2004, the Company granted 769 restricted stock units (RSUs) to certain directors and employees under the Company's 2001 Stock Incentive Plan. The restricted stock units are securities that require the Company to deliver one share of common stock to the holder for each vested unit. Compensation expense is recognized ratably over the vesting periods of each tranche of the restricted stock units using a fair value equal to the fair market value of the Company's common stock on the date of grant. The weighted-average grant-date fair value of the restricted stock units was $22.19. The Company recognized $6,224 of compensation expense related to these restricted stock units during the year ended December 31, 2004. During the first quarter of 2005, the Company also granted RSUs to certain employees under the Company's 2001 Stock Incentive Plan. The Company recognized $0 and $2,096 of compensation expense related to the 2004 and 2005 grants during the quarters ended March 28, 2004 and March 27, 2005, respectively. The expense is reported in both Database Creation and Distribution Costs and Selling, General and Administrative Expenses in the consolidated statements of operations. There were 769 restricted stock units outstanding as of December 31, 2004.

        SFAS No. 123, "Accounting for Stock-Based Compensation" established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has furnished the pro forma disclosures required by SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure". The compensation expense for stock options included in the pro forma disclosures is recognized over the vesting period using a straight-line method. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the fair value based method had been applied in each period.

				Quarter Ended
	Year Ended December 31
				March 28, 2004	March 27, 2005
	2002	2003	2004
				(unaudited)
Net income, as reported	$8,155	235,815	54,066	9,719	16,785
Add: Stock-based employee compensation expense included in reported net income, net of tax	—	506	4,310	116	1,511
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(4,268)	(1,952)	(5,610)	(483)	(2,517)

Pro forma net income	3,887	234,369	52,766	9,352	15,779
Deduct: Cumulative preferred stock dividends	(110,464)	—	—	—	—

Pro forma net income (loss) applicable to common stockholders	$(106,577)	234,369	52,766	9,352	15,779

Earnings (loss) per share of common stock:
Basic—as reported	$(2.41)	2.81	0.62	0.12	0.19

Diluted—as reported	$(2.41)	2.69	0.59	0.11	0.18

Basic—pro forma	$(2.51)	2.79	0.61	0.11	0.18

Diluted—pro forma	$(2.51)	2.67	0.57	0.10	0.17

        The per share weighted-average fair value of stock options granted during 2002, 2003, and 2004 was $0.92 $6.92, and $13.38, respectively, for options granted with an exercise price that equals the fair value of the underlying common stock on the date of grant. The per share weighted-average fair value of stock options granted in 2003 for options granted with an exercise price less than the fair value of the underlying common stock on the date of grant was $8.19. The fair value of all options was computed as of the date of grant using the Black-Scholes method with the following weighted-average assumptions: 2002—no dividends, 75% volatility, risk-free interest rate of 2.94%, and expected life of 5.6 years; 2003—no dividends, 67% volatility, risk-free interest rate of 3.19%, and expected life of 4.9 years; 2004—no dividends, 67% volatility, risk-free interest rate of 3.41%, and expected life of 4.9 years.

  (p) Comprehensive Income (Loss)

        Accumulated other comprehensive loss is related to the Company's foreign currency translation adjustments and unrealized holding losses on available-for-sale marketable securities.

        Comprehensive income for the quarters ended March 28, 2004 and March 27, 2005 was as follows:

	Quarter Ended
	March 28, 2004	March 27, 2005
	(unaudited)
Net income	$9,719	16,785
Foreign currency translation adjustment	2,503	1,596
Unrealized holding loss on available-for-sale marketable securities	—	(232)

Comprehensive income	$12,222	18,149

  (q) Income (Loss) Per Share

        Basic and diluted earnings (loss) per share is computed based on the net income (loss) after deducting cumulative preferred stock dividends, divided by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding for the period, in accordance with SFAS No. 128, "Earnings Per Share."

        The following table sets forth the computation of earnings (loss) per share for the period ended:

				Quarter Ended
	Year Ended December 31,
				March 28, 2004	March 27, 2005
	2002	2003	2004
				(unaudited)
Numerator:
Net income	$8,155	235,815	54,066	9,719	16,785
Less: cumulative preferred stock dividends	(110,464)	—	—	—	—

Net income (loss) applicable to common stockholders	$(102,309)	235,815	54,066	9,719	16,785

Denominator:
Denominator for basic earnings (loss) per share—weighted-average shares outstanding	42,446	84,062	86,509	84,178	88,625
Effect of dilutive securities:
Employee stock options	—	478	4,238	3,602	4,479
Restricted stock units	—	—	131	—	396
Warrants	—	3,053	1,123	3,345	—

Denominator for diluted earnings (loss) per share—weighted-average shares outstanding and assumed conversions	42,446	87,593	92,001	91,125	93,500

Earnings (loss) per share:
Basic	$(2.41)	2.81	0.62	0.12	0.19

Diluted	$(2.41)	2.69	0.59	0.11	0.18

        Options to purchase 7,783, 1,073, and 4 shares of common stock were outstanding at December 31, 2002, 2003, and 2004, respectively, and options to purchase 75 and 37 shares of common stock at March 28, 2004 and March 27, 2005, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effect would be antidilutive. Warrants to purchase 3,384 shares of common stock were outstanding at December 31, 2002, but were not included in the computation of diluted earnings per share because the effect would be antidilutive. There were 286 shares of Series A cumulative convertible preferred stock and 3,043 shares of Series B cumulative convertible preferred stock which were converted into common stock as of October 1, 2002. The shares of preferred stock were not included in the computation of diluted earnings per share during 2002 because the effect would be antidilutive (See Note 8).

  (r) Reclassifications

        Certain 2002 and 2003 amounts in the consolidated financial statements have been reclassified to conform to the 2004 presentation. Certain first quarter 2004 amounts in the consolidated financial statements have been reclassified to conform to the first quarter 2005 presentation.

  (s) Interim Financial Statements

        The consolidated financial statements as of March 27, 2005 and for the quarters ended March 28, 2004 and March 27, 2005 together with the financial data and other information for those periods disclosed in these notes to consolidated financial statements are unaudited. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows as of and for such periods. Results of operations for interim periods are not necessarily indicative of results to be expected for the entire year.

        The Company's fiscal quarterly periods end on the Sunday preceding the calendar quarter end. The 2004 first quarter had 88 days and the 2005 first quarter had 86 days. The Company's fiscal year end is December 31.

(2)—Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," to be effective for interim or annual periods beginning after June 15, 2005. SFAS No. 123(R) supersedes APB Opinion No. 25 and requires all share-based payments to employees, including grants of employee stock options, to be recognized as an operating expense in the income statement. The cost will be recognized over the requisite service period based on fair values measured on grant dates. The Company will adopt the new standard using the modified prospective transition method which permits recognition of expense on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered. The adoption of SFAS 123(R) will result in additional expense being recorded in future years related to the Company's share-based employee compensation programs.

(3)—Marketable Securities

        At December 31, 2004, available-for-sale marketable securities consisted of the following:

	Amortized Cost	Unrealized Loss	Market Value
Short-term marketable securities:
Commercial paper	$2,000	—	2,000
Preferred stock	4,000	—	4,000
Municipal bonds	39,650	—	39,650

Total short-term marketable securities	45,650	—	45,650
Long-term marketable securities:
Corporate bonds and notes	13,939	(101)	13,838
U.S. Government and agency securities	13,500	(58)	13,442

Total long-term marketable securities	27,439	(159)	27,280

	$73,089	(159)	72,930

        The Company's marketable securities consist of marketable securities of high credit quality and have contractual maturities of up to 39 years.

        Other-than-temporary impairments are recognized if the market value of the investment is below its cost basis for an extended period of time or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. There were no other-than-temporary impairments for the year ended December 31, 2004. All of the marketable securities that have an unrealized loss have had that loss for less than twelve months.

(4)—Property and Equipment

        The components of the Company's property and equipment as of December 31, 2003 and 2004 are as follows:

	2003	2004
Computers and equipment	$17,990	25,798
Furniture and fixtures	1,680	3,273
Purchased software	8,764	9,661
Leasehold improvements	3,756	5,003

	32,190	43,735
Less accumulated depreciation and amortization	(20,272)	(25,515)

	$11,918	18,220

(5)—Long-term Deferred Revenue

        During the first quarter of 2004, the Company entered into a five-year license agreement to provide map database information to a customer. Under the license agreement, the customer paid $30,000 during the second quarter of 2004 related to license fees for the first three years of the agreement. The customer can use up to $10,000 of the credits in each of 2004, 2005 and 2006. As of

December 31, 2004, $10,000 remained in the balance of short-term deferred revenue and $10,000 remained in the balance of long-term deferred revenue related to this agreement. In addition, the customer has an obligation to the Company of $20,000 payable on January 15, 2007 related to license fees in 2007 and 2008.

(6)—Line of Credit

        On November 9, 2004, the Company obtained, through its operating subsidiary for North America, a new revolving line of credit that is scheduled to mature on December 1, 2005. Pursuant to the terms of the line of credit, the Company may borrow up to $25,000 at an interest rate of either U.S. LIBOR plus 0.5% or the greater of the prime rate or the Federal funds rate plus 0.5%. The Company is required to pay to the bank a quarterly facility fee of 7.5 basis points per annum on the average daily unused commitment. The Company has guaranteed its operating subsidiary's obligations under this facility. As of December 31, 2004, there were no outstanding borrowings against this line of credit.

(7)—Income Taxes

        The domestic and foreign components of pre-tax income (loss) for the years ended December 31, 2002, 2003, and 2004 are as follows:

	2002	2003	2004
Domestic	$(14,055)	9,915	2,716
Foreign	23,315	60,386	91,112

Income before income taxes	$9,260	70,301	93,828

        The current and deferred components of income tax expense (benefit) for the years ended December 31, 2002, 2003, and 2004 are as follows:

	2002	2003	2004
Current:
Federal	$—	—	123
State	—	15	89
Foreign	1,105	3,223	1,877

Total current	1,105	3,238	2,089
Deferred:
Federal	—	(73,089)	(692)
State	—	(8,513)	(147)
Foreign	—	(87,150)	38,512

Total deferred	—	(168,752)	37,673

Income tax expense (benefit)	$1,105	(165,514)	39,762

        Total income tax expense (benefit) differed from the amount computed by applying the U.S. Federal statutory tax rates of 34%, 34%, and 35% to the income before income taxes for the years ended December 31, 2002, 2003, and 2004, respectively, due to the following:

	2002	2003	2004
Tax expense at U.S. Federal statutory rate	$3,148	23,903	32,839
State tax expense (benefit), net of Federal tax effect	(527)	331	78
Foreign withholding tax, net of Federal tax effect	—	1,288	444
Impact of foreign rates and other permanent items	1,220	(7,573)	2,148
Impact of adjustments to deferred taxes due to changes in statutory tax rates	—	—	3,824
Decrease in valuation allowance	(2,736)	(183,463)	(24)
Other	—	—	453

Income tax expense (benefit)	$1,105	(165,514)	39,762

        Deferred tax assets and liabilities as of December 31, 2003 and 2004 are summarized as follows:

	2003	2004
Deferred tax assets:
Current:
Net operating loss carryforwards	$34,966	42,304
Deferred revenue	4,590	6,755
Other deductible temporary differences	1,648	1,773

Total current deferred tax assets	41,204	50,832
Non-current:
Research and development credit carryforwards	6,716	6,456
Interest not currently deductible	81,980	78,784
Net operating loss carryforwards	127,466	83,562
Deferred revenue	1,221	5,147
Other deductible temporary differences	2,974	8,501

Total non-current deferred tax assets	220,357	182,450

Gross deferred tax assets	261,561	233,282
Less valuation allowance	(85,439)	(86,478)

Net deferred tax assets	176,122	146,804

Deferred tax liabilities:
Current:
Other deductible temporary differences	(155)	(136)

Total current deferred tax liabilities	(155)	(136)
Non-current:
Capitalized software development costs, net	(3,902)	(3,903)

Total non-current deferred tax liabilities	(3,902)	(3,903)

Gross deferred tax liabilities	(4,057)	(4,039)

Deferred income taxes	$172,065	142,765

        During 2004, the deferred tax asset valuation allowance increased $1,039.

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

        Prior to 2003, the Company had provided a valuation allowance for the entire balance of deferred tax assets due to the uncertainty of generating future taxable income that would allow for the realization of such deferred tax assets. During 2003, the Company made the determination that it is more likely than not that it would be able to realize the benefits of the deferred tax assets related to net operating loss carryforwards and other temporary items in Europe and North America. In reaching the determination, the Company considered both positive and negative evidence. Positive evidence included the Company's strong recent revenue growth and operating performance, expectations regarding the generation of future taxable income, the length of available carryforward periods, the Company's market position and the expected growth of the market. Negative evidence included the Company's history of operating losses through 2001 and the likelihood of increased competition and loss of a significant customer. From that analysis, the Company determined that sufficient evidence existed to conclude that it was more likely than not that the benefits of certain of the deferred tax assets will be realized. Accordingly, the Company reversed the related valuation allowance resulting in the recognition of a deferred income tax benefit of $168,752.

        In addition, as of December 31, 2004, the Company has U.S. interest expense carryforwards for both Federal and state income tax purposes of approximately $204,237. As of December 31, 2003, the Company had fully reserved for the tax benefits related to the interest expense carryforwards as management believed it was more likely than not that the benefits would not be realized. At such time, the Company believed it was more likely than not that the Company would not realize the benefit associated with the interest expense carryforwards due to (1) restrictions placed on the deductibility of the interest as a result of Philips' controlling interest in the Company and (2) uncertainty about the Company's ability to generate sufficient incremental future taxable income in the United States to offset the additional interest expense deductions. During the third quarter of 2004, Philips relinquished its controlling interest in the Company following the initial public offering. As a result, the Company is now allowed to deduct the deferred interest expense in tandem with the net operating loss carryforwards. Following the initial public offering, the Company reevaluated whether it is more likely than not that the tax benefits associated with the U.S. net operating loss carryforwards together with the interest expense carryforwards will be realized. Based on that evaluation, the Company concluded that the recorded valuation allowance for deferred tax assets reflected the amount that management believes is more likely than not to expire before realization and, accordingly, that no adjustment to the balance of the related valuation allowance was required. As of December 31, 2004, the Company had a valuation allowance for deferred tax assets of $86,478 related to a portion of the existing U.S. net operating loss and interest expense carryforwards, and Canadian net operating loss carryforwards.

        As of December 31, 2004, the Company had net operating loss carryforwards for U.S. Federal and state income tax purposes of approximately $191,777 and $65,342, respectively. The difference between the U.S. Federal loss carryforwards and the state loss carryforwards results primarily from a 50%

limitation on California loss carryforwards, capitalized research and development costs for California tax purposes, and a five-year limit on California net operating loss carryforwards. As of December 31, 2004, the Company also had net operating loss carryforwards in Europe of approximately $176,583 with no expiration date and in Canada of approximately $1,207 with generally a seven-year carryforward period.

        The Company also has available tax credit carryforwards of approximately $4,527 and $1,930 for U.S.Federal and state tax purposes, respectively.

        If not utilized, Federal and state net operating loss carryforwards expire through 2022 and Federal tax credit carryforwards expire through 2023, as follows:

Year of expiration	Federal net operating loss carryforwards	State net operating loss carryforwards	Federal tax credit carryforwards
2005	$—	888	83
2006	—	2,085	75
2007	—	805	152
2008	5,514	545	114
2009	5,715	468	28
Thereafter through 2023	180,548	60,551	4,075

	$191,777	65,342	4,527

        There is no expiration date for state tax credit carryforwards and U.S. Federal interest expense carryforwards.

(8)—Stockholders' Equity

        In connection with a registration rights agreement between Philips Consumer Electronic Services B.V. ("Philips B.V.") and the Company, Philips B.V. exercised its first demand registration right on April 16, 2004. Pursuant to this request, the Company filed a Registration Statement on Form S-1 (Reg. No. 333-114637) on April 20, 2004 with the Securities and Exchange Commission to register the Company's common stock in an initial public offering, which became effective on August 5, 2004. The Company's initial public offering was completed on August 11, 2004. At closing, the Company's selling stockholders, Philips B.V. and NavPart I B.V., received all of the proceeds from the sale of shares in the offering. As of December 31, 2004, Philips B.V. owned 30,521 shares of common stock, or approximately 34.8%, of the Company. Philips B.V. has certain call rights with respect to 2,580 shares owned by NavPart II B.V ("NavPart II"), a wholly-owned subsidiary of NavPart I B.V ("NavPart I"). According to reports furnished to the Company pursuant to Sections 16(a) and 13(d) of the Securities Exchange Act of 1934, Philips B.V. delivered an exercise notice to NavPart I in August 2004 with respect to the aforementioned shares owned by NavPart II. The transfer of these shares was completed in March 2005. Philips B.V.'s ownership as of December 31, 2004, including these shares, would be 33,101 shares of the Company's common stock, or approximately 37.7% of the shares outstanding.

        In April 2004, the Company declared a special cash dividend to common stockholders of record as of April 19, 2004 in the amount of $47,159, which was paid on June 18, 2004.

        On April 27, 2004, the Company's board of directors and stockholders approved a reverse split of the Company's common stock. The ratio for the reverse split was 1-for-14, as determined by the Company's board of directors. The Company amended its amended and restated certificate of incorporation on August 5, 2004 to effect this reverse split and to change the number of authorized shares of common stock to 400,000. All previously reported share amounts have been retroactively adjusted to give effect to the reverse split.

        On April 28, 2004, Philips B.V. exercised its warrants to acquire 3,384 shares of the Company's common stock at a purchase price of $0.14 per share. The Company received $474 in proceeds related to the exercise of the warrants. The shares issued upon exercise of the warrants were not included in Philips' outstanding common stock for purposes of the special cash dividend paid to the Company's stockholders on June 18, 2004.

Preferred Stock Conversion and Related Litigation with Philips

        In March 2001, the Company entered into a stock purchase agreement with Philips B.V. pursuant to which Philips B.V. acquired 172 shares of the Company's Series A cumulative convertible preferred stock in exchange for promissory notes payable by the Company having an aggregate value of $17,000 and $7,100 in cash, and 3,043 shares of the Company's Series B cumulative convertible preferred stock in exchange for promissory notes payable by the Company having an aggregate value of $426,000. Philips also agreed to purchase Series A shares in addition to the 172 shares, up to an aggregate of $50,000 of Series A preferred shares as requested by the Company in accordance with the procedures set forth in the stock purchase agreement. After entering into the stock purchase agreement, Philips B.V. acquired an additional 114 shares of the Company's Series A cumulative convertible preferred stock for an aggregate purchase price of $16,000 under the stand-by equity line. The terms of the Series A and Series B cumulative convertible preferred stock provided that these shares were to automatically convert into shares of common stock upon the earliest to occur of (i) the closing of a qualifying initial public offering of the Company's securities, (ii) the closing of a qualifying change of control transaction, or (iii) October 1, 2002. The conversion was to be made into the number of shares of common stock determined by dividing the liquidation preference, plus all cumulative but unpaid dividends per share, by the applicable per share conversion price. The terms of the stock purchase agreement were negotiated by a special committee of the Company's board of directors, which consisted of board members who were not employees of Philips. The Company believes that the terms were comparable to those that could have been obtained from an unaffiliated third party.

        On September 20, 2002, Philips B.V. filed a complaint against the Company in the Chancery Court of the State of Delaware in and for New Castle County. The complaint alleged that the Company did not intend to comply with the Company's obligations under the certificates of designations for the Series A and Series B cumulative convertible preferred stock to convert this preferred stock into common stock pursuant to the terms of the preferred stock. A special committee of the Company's board of directors was formed to address the Company's defense to the complaint. On December 19, 2002, the special committee determined that the applicable per share conversion price of the Company's common stock as of October 1, 2002 was $12.04 per share. Based on this determination, all of the Series A and Series B cumulative convertible preferred stock automatically converted pursuant to their terms as of October 1, 2002 into 55,477 shares of the Company's common stock. Upon conversion, the aggregate liquidation preferences of Series A and Series B cumulative convertible preferred stock were $58,242 (including $18,182 of dividends in arrears) and $609,699 (including $183,699 of dividends in arrears), respectively.

        Following unsuccessful settlement negotiations, in August 2003 Philips B.V. filed an amended and restated complaint against the Company and additionally named as defendants Mr. van Ommeren, one of the Company's directors, and T. Russell Shields, a former director, each of whom was a member of the special committee. Among other claims, the amended and restated complaint disputed the $12.04 per share conversion price of the preferred stock as of October 1, 2002, as determined by Mr. Shields and van Ommeren as the disinterested members of the board. Following further settlement negotiations, in December 2003, Philips B.V. accepted the per share conversion price of $12.04 per share as of October 1, 2002 and, in March 2004, the litigation was dismissed.

Deferred Compensation Expense

        During 2003, the Company granted stock options to its employees where the exercise price was less than the fair value of the Company's common stock on the date of grant. The grant resulted in an aggregate measurement of compensation cost of $3,148, which will be recognized over the vesting period of the awards. The Company expensed $816 and $792 of the total measured compensation cost during 2003 and 2004, respectively. During 2004, the Company granted restricted stock units to certain directors and employees (see Note 1 (o)). The Company recorded $17,061 in deferred compensation and amortized to expense $6,224 in compensation cost related to the grants. As of December 31, 2004, deferred compensation totaling $12,403 remained and will be recognized over the vesting periods of the corresponding grants.

Other

        During 2000, the Company loaned a former employee $219 to enable the individual to exercise options for the purchase of 18 shares of newly issued common stock. The loan was represented by a limited recourse promissory note with a November 20, 2004 maturity date. Interest accrued at 6.2% per annum and was payable at maturity. During 2004, the former employee tendered shares of the Company's common stock to satisfy the obligation.

(9)—Stock Option Plans

        In 1988, the Company adopted a stock option plan (1988 Plan). The total authorized shares under the 1988 Plan are 2,550. Options granted under the 1988 Plan are for periods not to exceed 10 years and may be either incentive stock options as that term is used in Section 422 of the Internal Revenue Code (Incentive Stock Options) or options which do not qualify as Incentive Stock Options (Supplemental Stock Options). All grants under the 1988 Plan must be at prices of not less than 100% of the fair value of the common stock as determined by the Company's Board of Directors at the date of grant in the case of Incentive Stock Options, and 85% of fair value in the case of Supplemental Stock Options. Options granted after July 1995 generally vest monthly over 48 months from the employee's date of hire, and options granted prior to July 1995 generally vest at 25% per year beginning with the anniversary of the employee's date of hire. All stock options granted under the 1988 Plan have a 10-year term.

        In April 1996, the Company's Board of Directors approved the 1996 Stock Option Plan (1996 Plan). The 1996 Plan was amended and restated by the Company's Board of Directors in June 1996,

and amended in August 2000. The 1996 Plan, as amended, provides for grants of incentive stock options, nonstatutory stock options, and stock purchase rights to employees (including employees who are officers) of the Company and its subsidiaries; provided, however, that no employee may be granted an option for more than 1,429 shares in any one fiscal year. The 1996 Plan also provides for grants of nonstatutory stock options and stock purchase rights to consultants. Stock options granted under the 1996 Plan prior to August 2000 generally have 10-year terms and vest monthly over 48 months. Stock options granted under the 1996 Plan after the amendment in August 2000 generally have 10-year terms and vest as follows: 25% of the options granted vest on the first day of the month following the employee's date of hire and the remaining options vest monthly over 48 months.

        In October 1998, the Company's Board of Directors approved the 1998 California Stock Option Plan (1998 Plan). The 1998 Plan was amended in August 2000. The 1998 Plan provides for grants of incentive stock options, nonstatutory stock options, and stock purchase rights to employees (including employees who are officers) of the Company and its subsidiaries. The 1998 Plan also provides for grants of nonstatutory stock options and stock purchase rights to consultants. Stock options granted under the 1998 Plan prior to August 2000 generally have 10-year terms and vest monthly over 48 months. Stock options granted under the 1998 Plan after the August 2000 amendment generally have 10-year terms and vest as follows: 25% of the options granted vest on the first day of the month following the employee's date of hire and the remaining options vest monthly over 48 months.

        During 2000, the Company's Board of Directors approved three separate Stock Option Agreements to three employees. The agreements provide for grants of stock options to these employees. Stock options granted under the first Stock Option Agreement total 2,500 shares of common stock, which have been reserved for issuance under this agreement. One fourth of the options under this Stock Option Agreement vest on the employee's date of hire. Thereafter, one fourth of the shares subject to this Stock Option Agreement vest on each of the first, second and third anniversaries of the employee's date of hire. Stock options granted under the remaining Stock Option Agreements total 750 shares of common stock, which have been reserved for issuance under these agreements. These options vest monthly over 48 months. All options issued under these Stock Option Agreements have 10-year terms and are adjusted pro rata for any stock dividends, stock splits and reverse stock splits. Upon termination of one of these employees, 536 shares of common stock reserved for issuance under one of the Stock Option Agreements were cancelled in 2001. The remaining two Stock Option Agreements were cancelled in October 2001 pursuant to the Company's exchange offer described below, and replacement options were granted to these two employees in May 2002.

        In August 2001, the Company's Board of Directors approved the 2001 Stock Incentive Plan (2001 Plan). The 2001 Plan provides for grants of incentive stock options, nonstatutory stock options, and stock purchase rights to employees (including employees who are officers) of the Company and its subsidiaries. The 2001 Plan also provides for grants of nonstatutory stock options and stock purchase rights to consultants. Stock options granted under the 2001 Plan generally have 10-year terms and vest as follows: 25% of the options granted vest on the anniversary of the employee's date of hire and the remaining options vest monthly over 36 months. The Company has reserved 10,931 shares of common stock for issuance under the 2001 Plan. All options issued under the 2001 Plan are adjusted pro rata for any stock dividends, stock splits and reverse stock splits.

        As of December 31, 2004, there were 10,432 shares available for grant under the 2001 Plan, and there were no shares available for grant under the 1988, 1996 or 1998 Plans. The Company has reserved 88, 7,360 and 3,571 shares of common stock for issuance under the 1988, 1996 and 1998 Plans, respectively. All options issued under the 1988, 1996, and 1998 Plans are adjusted pro rata for any stock dividends, stock splits and reverse stock splits.

Exchange Offer

        On October 1, 2001, the Company completed an offer to substantially all employees, other than employees resident in Canada, holding stock options having an exercise price of $11.90 or $15.40, that enabled such holders to cancel their options in return for a promise to grant new options to purchase an equal number of shares of common stock no sooner than six months and one day after such cancellation at an exercise price equal to the fair value of the Company's common stock on the date of grant. No options were granted to the Company's employees within six months prior to the cancellation. Pursuant to the exchange offer, options to purchase 4,372 shares of common stock with an exercise price of $11.90 and options to purchase 1,657 shares of common stock with an exercise price of $15.40 were canceled. The Company granted replacement options to purchase 5,995 shares of common stock to employees on May 15, 2002, with an exercise price equal to $1.40 per share, which was determined to be the fair value of the Company's common stock on that date. In connection with the determination of fair value, the Board had the assistance of an independent valuation firm, considered information provided by the Company's principal stockholders, and reviewed such other information as deemed relevant. The Company did not enter into any agreements, formal or otherwise, to compensate its employees for increases in the fair value of the Company's common stock during the period between cancellation and the grant of the replacement awards.

Stock Option Activity

        Stock option activity during 2002, 2003 and 2004 is as follows:

	Number of options	Weighted- average exercise price	Options exercisable	Weighted- average exercise price
Balance as of December 31, 2001	1,176	$11.93	1,080	$11.62
Granted	6,880	1.40
Exercised	(44)	1.71
Forfeited	(229)	5.09

Balance as of December 31, 2002	7,783	2.88	5,704	3.36
Granted (with exercise price equal to fair value on the date of grant)	93	12.04
Granted (with exercise price less than fair value on the date of grant)	714	7.63
Exercised	(182)	1.58
Forfeited	(179)	7.00

Balance as of December 31, 2003	8,229	3.34	6,851	2.94
Granted	508	23.12
Exercised	(215)	4.59
Forfeited	(46)	7.68

Balance as of December 31, 2004	8,476	4.46	7,379	3.00

        The following table summarizes information about stock options outstanding as of December 31, 2004:

	Options outstanding			Options exercisable
Exercise prices	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of options exercisable	Weighted- average exercise price
$ 1.40	6,288	7.38	$1.40	6,138	$1.40
4.20-10.50	689	8.98	7.59	310	7.13
11.90-15.40	993	3.02	12.17	931	12.18
22.00	481	9.60	22.00	—	—
38.06-45.05	25	9.96	44.42	—	—

	8,476	7.13	$4.46	7,379	$3.00

(10)—Related Party Transactions

  (a) Philips and Affiliates

        As of December 31, 2004, Philips B.V. owned 30,521 shares of the Company's common stock, representing approximately 34.8% of the Company's outstanding common stock. Philips B.V. has certain call rights with respect to 2,580 shares owned by NavPart II, a wholly-owned subsidiary of NavPart I. According to reports furnished to the Company pursuant to Sections 16(a) and 13(d) of the Securities Exchange Act of 1934, Philips B.V. delivered an exercise notice to NavPart I in August 2004 with respect to the aformentioned shares owned by NavPart II. The transfer of these shares was completed in March 2005. Philips B.V.'s ownership as of December 31, 2004, including these shares, would be 33,101 shares of the Company's common stock, or approximately 37.7% of the total outstanding.

        As of December 31, 2002 and 2003, Philips B.V. held warrants to purchase 3,384 shares of the Company's common stock. The per share exercise price of the warrants was $0.14. The warrants were granted on various dates between 1997 and 2000 pursuant to the loan agreement described below. The warrants were exercisable through and would have expired on April 1, 2007, were subject to adjustment for stock splits or dividends and had certain antidilution provisions for below market issuances. The warrants were exercised on April 28, 2004 as described in Note 8.

Debt Extinguishment and Issuance of Preferred Stock

        Between January 19, 2001 and March 22, 2001, the Company issued demand promissory notes to Philips B.V. for cash proceeds of $16,600. On March 29, 2001, the Company entered into a stock purchase agreement with Philips B.V. pursuant to which: (i) the $16,954 balance of these promissory notes, including accrued and capitalized interest thereon, was settled in exchange for the issuance of 121 shares of Series A cumulative convertible preferred stock and (ii) all $426,000 of outstanding borrowings under the amended and restated master loan agreement dated April 1, 1997, including accrued and capitalized interest thereon, were settled in exchange for the issuance of 3,043 shares of Series B cumulative convertible preferred stock. In conjunction with the closing of the stock purchase agreement, Philips B.V. purchased 51 additional shares of Series A cumulative convertible preferred stock for cash proceeds of $7,100. As a result of this transaction, the master loan agreement and the security interest in the Company's assets thereunder were terminated. The Company incurred a $69,568 loss upon extinguishment of the secured notes payable to Philips B.V., resulting from the unamortized debt discount on the notes as of March 29, 2001. Upon consummation of the stock purchase agreement, Philips B.V. owned approximately 79% of the combined voting power of the outstanding common and preferred stock of the Company, without giving effect to non-voting warrants that entitled Philips B.V. to purchase 3,384 additional shares of common stock. Philips B.V. is entitled to certain registration rights with respect to its shares of stock in the Company.

        The stock purchase agreement stipulated that Philips B.V. would provide up to $50,000 of financing to the Company in exchange for the issuance of Series A cumulative convertible preferred stock up to the earliest date on which a conversion event under the terms of the agreement occurred. The aggregate proceeds of $24,054 received from the sale of Series A shares and conversion of demand promissory notes upon consummation of the stock purchase agreement were applied against the $50,000 financing commitment. Between May 3, 2001 and December 31, 2001, the Company issued 114 shares of Series A cumulative convertible preferred stock for $16,000 of cash proceeds. The Company did not issue any shares of Series A cumulative convertible preferred stock during 2002. As described in note 8, the Series A and Series B cumulative convertible preferred stock converted to common stock as of October 1, 2002.

        The Company also entered into a Registration Rights Agreement with Philips B.V. dated as of March 29, 2001. Under this agreement, the Company granted Philips B.V. certain rights with respect to the registration, under the Securities Act of 1933, of shares of the Company's common stock owned by Philips B.V. The Company may be required to register, at the Company's expense, some or all of Philips B.V.'s shares at any time. Philips B.V. is entitled to make up to four demands for registration. However, the Company is not required to effect any requested registration until a period of six months has elapsed from the effective date of the most recent previous registration. In addition to these demand registration rights, if the Company proposes to register any shares of its common stock for public sale under the Securities Act of 1933, either for its own account or the account of any other person, Philips B.V. may require that the Company include some or all of its shares in that registration. The Company is obligated to pay all of the expenses incurred in connection with the registration (other than certain selling expenses of Philips B.V.). The underwriter of an offering of the Company's securities proposed to be made under this provision may limit the number of shares of the Company's stock owned by Philips B.V. to be included in the registration under certain circumstances. The Company's obligations terminate with respect to the registration rights after the earlier of: (i) five years after an initial public offering or (ii) the date at which Philips B.V. is able to sell its registrable securities within a 180-day period in accordance with Rule 144 under the Securities Act of 1933.

Letter of Credit Guarantee

        The Company obtained an irrevocable standby letter of credit with LaSalle Bank N.A. in conjunction with one of its facility leases. The original face amount of $2,000 declined annually until November 30, 2007, which is the end of the facility lease. Philips N.V. issued an unconditional and irrevocable guarantee to the bank as the primary obligor, in accordance with the Company's obligations regarding this facility lease. The Company issued a counter guarantee to Philips N.V. in which it agreed to pay a fee of 1.5% per annum of the original $2,000 face value amount of the stand-by letter of credit as reduced from time to time in accordance with its terms. In 2003, the Company paid $60 related to the counter guarantee. The letter of credit, the Philips guarantee and the counter guarantee were cancelled in 2004.

Cash on Deposit with Affiliate

        The Company entered into a deposit agreement dated as of May 21, 2002 with Koninklijke Philips Electronics N.V. ("Philips N.V."), the parent company of the Company's majority stockholder prior to the Company's initial public offering, which was subsequently assigned to the Company's U.S. operating subsidiary. The Company's European operating subsidiary also entered into a deposit agreement with Philips N.V. dated as of September 26, 2003. These deposit agreements were for the purpose of optimizing the returns on temporary excess cash and earned interest at a rate of U.S. LIBOR minus 1/4% for a U.S. dollar deposit and EURIBOR/EONIA minus 1/4% for euro deposits.

        The deposit agreements with Philips N.V. expired on August 11, 2004 upon completion of the Company's initial public offering, at which time the Company invested cash balances in excess of short-term operational needs in cash equivalents and marketable securities.

        During 2003 and 2004, the Company received $268 and $256, respectively, in interest income related to the deposit agreements.

Swap Agreement

        On April 22, 2003, the Company entered into a U.S. dollar/euro currency swap agreement (the "Swap") with Philips N.V., which was subsequently assigned to an unaffiliated third party in the third quarter of 2004. The purpose of the Swap was to minimize the exchange rate exposure between the U.S. dollar and the euro on the expected repayment of an intercompany obligation. The intercompany balance is payable by one of the Company's European subsidiaries to the Company and one of its U.S. subsidiaries, and is due in U.S. dollars. Through December 31, 2002, this intercompany balance was considered permanent in nature, as repayment was not expected to occur in the foreseeable future. However, primarily as a result of improved operating performance in the Company's European business, management concluded that cash flows would be sufficient to support repayment over the next several years. Accordingly, effective January 1, 2003, the Company adopted a plan for repayment and the loan is no longer designated as permanent in nature.

        Under the terms of the Swap, the Company's European subsidiary made payments to the other party to the Swap in euros in exchange for the U.S. dollar equivalent at a fixed exchange rate of $1.0947 U.S. dollar/euro. The U.S. dollar proceeds obtained under the Swap will be utilized to make payments of principal on the intercompany loan. The outstanding principal balance under the intercompany loan was $187,136 at April 22, 2003. The Swap has a maturity date of December 22, 2006 and provides for settlement on a monthly basis in proportion to the repayment of the intercompany obligation. As of December 31, 2004 and March 27, 2005, the outstanding intercompany obligation was $87,352 and $84,068, respectively, and the fair value of the Swap was a liability of $21,616 and $15,405, respectively.

        The intercompany loan bears interest at one-month U.S. LIBOR. The Swap also provides that the European subsidiary of the Company will pay interest due in euros on a monthly basis to the other party to the Swap in exchange for U.S. dollars at the one-month U.S. dollar LIBOR rate.

Software License

        In October 2004, the Company licensed certain software to Philips for development purposes and provided consulting services related to this software. The Company did not receive any license fees or consulting fees in 2004.

Other

        The Company entered into transactions with affiliates of Philips N.V., under which the Company received software, software-related consulting services, tax consulting services, fleet services, insurance services, and purchasing services. Total fees incurred for these services of $1,791, $1,026, $1,342 and $134 are included in operating costs and expenses for the years ended December 31, 2002, 2003, and 2004, and the quarter ended March 27, 2005, respectively.

  (b) Other Related Party Transactions

        The Company has a consulting agreement with T. Russell Shields, a former member of the Company's Board of Directors, who resigned from the Board effective April 2004. In addition, Shields Enterprises, Inc. ("SEI Information Technology"), which is owned by Mr. Shields, provides technical support to the Company on a contractual basis for development of proprietary software and systems for database creation and updating.

        Total fees incurred for services from SEI Information Technology were $0, $40, and $176 for the years ended December 31, 2002, 2003, and 2004, respectively. Total fees incurred for services from Mr. Shields were $25, $32, and $36 for the years ended December 31, 2002, 2003, and 2004, respectively.

(11)—Foreign Currency Derivatives

        On April 22, 2003, the Company entered into a U.S. dollar/euro currency swap agreement (the "Swap") with Philips N.V. to minimize the exchange rate exposure between the U.S. dollar and the euro on the expected repayment of an intercompany obligation. The Swap was subsequently assigned to an unaffiliated third party in the third quarter of 2004. The terms of the Swap are described in Note 10 under the caption "Swap Agreement."

        The Swap was not designated for hedge accounting and therefore changes in the fair value of the Swap are recognized in current period earnings. A loss on the fair value of the Swap of $21,997 and a gain on the fair value of the Swap of $3,662 were recorded for the years ended December 31, 2003 and 2004, respectively. This loss was offset by foreign currency translation gains of $22,915 and $6,194 recognized as a result of the remeasurement of the outstanding intercompany obligation at December 31, 2003 and 2004, respectively, and foreign currency transaction losses of $963 and $9,812 recognized in earnings during the years ended December 31, 2003 and 2004, respectively, resulting from foreign currency exchange differences arising on the repayments of the intercompany obligation.

        A gain on the fair value of the Swap of $5,118 was recorded for the quarter ended March 27, 2005. This gain was offset by a foreign currency transaction loss of $4,472 recognized as a result of the remeasurement of the outstanding intercompany obligation at March 27, 2005, and a foreign currency transaction gain of $634 recognized in earnings during the quarter ended March 27, 2005 resulting from foreign currency exchange differences arising on the repayments of the intercompany obligation.

(12)—Employee Benefit Plans

        The Company sponsors a Savings and Investment Plan (the Plan) that qualifies as a thrift plan under Section 401(k) of the Internal Revenue Code. All of the Company's employees who have completed three months of service are eligible to participate in the Plan. The Plan allows participants to contribute up to 20% of eligible compensation, subject to the maximum amount allowable under Internal Revenue Service regulations. The Plan permits, but does not require, additional matching contributions by the Company. In addition, the Company has sponsored savings and investment plans in its European subsidiaries. The Company contributed $580, $1,602, and $2,347 to these defined contribution employee benefit plans for the years ended December 31, 2002, 2003, and 2004, respectively.

(13)—Enterprise-wide Disclosures

        The Company operates in one business segment and therefore does not report operating income, identifiable assets and/or other resources related to business segments. The Company derives its revenues primarily from database license fees. Revenues for geographic data of the United States/Canada and Europe are attributed to North America (United States) and Europe (The Netherlands) based on the entity that executed the related licensing agreement. Revenues for geographic data for countries outside of the United States/Canada and Europe are attributed to Europe, which revenues are not material.

        The following summarizes net revenue on a geographic basis:

				Quarter Ended
	Years ended December 31,
				March 28, 2004	March 27, 2005
	2002	2003	2004
				(unaudited)
Net revenue:
North America	$52,807	91,664	125,317	24,898	32,712
Europe	113,042	180,959	267,541	54,567	71,985

Total net revenue	$165,849	272,623	392,858	79,465	104,697

        The following summarizes long-lived assets on a geographic basis as of:

	December 31,
			March 27, 2005
	2003	2004
			(unaudited)
Property and equipment, net:
North America	$8,331	12,367	12,112
Europe	3,587	5,853	5,655

Total property and equipment, net	$11,918	18,220	17,767

Capitalized software development costs, net:
North America	$22,605	26,243	26,307
Europe	—	—	—

Total capitalized software development costs, net	$22,605	26,243	26,307

(14)—Concentrations of Risk

        Approximately 26% of the Company's revenue for the year ended December 31, 2004 was from two customers, accounting for 16% and 10%, respectively, of total revenue. Approximately 29% of the Company's revenue for the year ended December 31, 2003 was from two customers, accounting for 18% and 12%, respectively, of total revenue. Approximately 28% of the Company's revenue for the year ended December 31, 2002 was from two customers, accounting for 15% and 13%, respectively, of total revenue.

(15)—Lease Obligations

        The Company leases its facilities, automobiles, and certain equipment under operating leases expiring through 2013. Monthly payments under certain facility leases are subject to fixed increases. For accounting purposes, rent expense is based on a straight-line amortization of the total payments required over the lease term. The leases require the Company to pay property taxes, insurance, maintenance, and repair costs.

        The Company's aggregate future minimum lease obligations as of December 31, 2004 are as follows:

Year ending December 31:
2005	$11,996
2006	8,963
2007	6,073
2008	1,915
2009	1,630
Thereafter	2,625

$33,202

        Total rent expense under operating leases for facilities and equipment was $8,301, $8,850, and $10,795 for the years ended December 31, 2002, 2003, and 2004, respectively.

(16)—Quarterly Results (unaudited)

        The following table presents the Company's selected unaudited quarterly results:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
For the year ended December 31, 2003
Net revenue	$52,035	67,534	71,320	81,734
Operating income	11,628	20,703	19,483	11,944
Net income	15,477	22,773	18,693	178,872
Net income applicable to common stockholders	15,477	22,773	18,693	178,872
Basic earnings per share of common stock*	0.18	0.27	0.22	2.13
Diluted earnings per share of common stock*	0.18	0.26	0.21	2.01
For the year ended December 31, 2004
Net revenue	$79,465	96,600	97,793	119,000
Operating income	15,934	24,845	22,099	31,708
Net income	9,719	15,323	13,596	15,428
Net income applicable to common stockholders	9,719	15,323	13,596	15,428
Basic earnings per share of common stock*	0.12	0.18	0.16	0.18
Diluted earnings per share of common stock*	0.11	0.17	0.15	0.17

*
The earnings per share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly earnings per share amounts does not necessarily equal the earnings per share for the year.

(17)—Subsequent Events (unaudited)

Secondary Offering

        In connection with a registration rights agreement between Philips Consumer Electronic Services B.V. ("Philips B.V.") and the Company, Philips B.V. exercised its second demand registration right on March 11, 2005. Pursuant to this request, the Company filed a Registration Statement on Form S-3 (Reg. No. 333-123628) on March 28, 2005 with the Securities and Exchange Commission to register the Company's common stock in a secondary public offering. At closing, the Company's selling stockholder, Philips B.V., will receive all of the proceeds from the sale of shares in the offering. As of March 27, 2005, Philips B.V. owned 33,101 shares of common stock, or approximately 36.9%, of the Company. If the overallotment option granted to the underwriters for the offering is exercised in full, Philips B.V. will no longer own any shares of the Company's common stock.

Legal Proceedings

        On April 22, 2005, Tele Atlas N.V. and Tele Atlas North America ("Tele Atlas") filed a complaint against the Company in the United States District Court for the Northern District of California. The complaint alleges that the Company has violated Sections 1 and 2 of the Sherman Act, Section 3 of the Clayton Act, and Sections 16720, 16727 and 17200 of the California Business and Professions Code, and that the Company has intentionally interfered with Tele Atlas's contractual relations and prospective economic advantage with third parties, by allegedly excluding Tele Atlas from the market for digital map data for use in navigation system applications in the United States through exclusionary and predatory practices. More specifically, Tele Atlas's complaint alleges that the Company, through its license under U.S. Patent No. 5,161,886, controls a predominant share of the alleged relevant technology market consisting of methods for displaying portions of a topographic map from an apparent perspective view outside and above a vehicle in the United States, and has entered into patent licenses and/or other arrangements in a manner that violates the aforesaid laws. Tele Atlas seeks preliminary and permanent injunctive relief, unspecified monetary, exemplary and treble damages, and costs and attorneys' fees of suit. Based on a preliminary review of the complaint, the Company believes that the allegations are without merit. The Company, however, will further evaluate the matter with counsel. The Company intends to take all necessary steps to vigorously defend itself against this action; however, because this matter is in a very early stage, the Company cannot predict its outcome or potential effect, if any, on its business, financial position or results of operations. A negative outcome could adversely affect our business, results of operations and financial condition. Even if the Company prevails in this matter, the Company may incur significant costs in connection with its defense, experience a diversion of management time and attention, realize a negative impact on its reputation with its customers and face similar governmental and private actions based on these allegations.

NAVTEQ CORPORATION
AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

SCHEDULE II
Valuation and Qualifying Accounts

        Allowance for Doubtful Accounts (In thousands):

Year	Balance at Beginning of Year	(1) Additions	(2) Deductions	Balance at End of Year
2002	$1,666	1,795	(677)	2,784
2003	2,784	2,071	(490)	4,365
2004	4,365	(461)	(333)	3,571

(1)
Provision for bad debts.

(2)
Accounts receivable written off against the allowance.

NAVTEQ™ maps found around the world

NAVTEQ maps are available in varying levels of coverage for 48 countries on 4 continents, covering approximately 10.2 million miles of roadway.

North America

- Canada
- Mexico
- United States

Europe

- Andorra
- Austria
- Belgium
- Croatia
- Czech Republic
- Denmark
- England
- Estonia
- Finland
- France
- Germany
- Greece
- Hungary
- Ireland
- Italy
- Latvia
- Liechtenstein
- Lithuania
- Luxembourg
- Monaco
- The Netherlands
- Northern Ireland
- Norway
- Poland
- Portugal
- San Marino
- Scotland
- Slovak Republic
- Slovenia
- Spain
- Sweden
- Switzerland
- Vatican City
- Wales

Rest of World

- Bahrain
- China (Hong Kong only)*
- Kuwait
- Malaysia
- Oman
- Qatar
- Saudi Arabia
- Singapore
- South Africa
- Taiwan
- United Arab Emirates

NAVTEQ

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        Other expenses in connection with the issuance and distribution of the securities to be registered hereunder will be substantially as follows (all amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers filing fee):

Item	Amount
Securities and Exchange Commission registration fee	$178,633
NASD filing fee	75,500
Accounting fees and expenses	60,000
Legal fees and expenses	150,000
Printing fees and expenses	200,000
Miscellaneous expenses	35,867

Total(1)	$700,000

(1)
The expenses of this offering to be paid by us are estimated to be approximately $245,867. These expenses do not include underwriting discounts and commissions and legal expenses of the selling stockholder and certain other expenses for which the underwriters have agreed to reimburse us.

Item 15. Indemnification of Directors and Officers

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, that are incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys' fees, incurred in connection with the defense or settlement of these actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not excluding other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

        Our certificate of incorporation and bylaws provide for indemnification of our directors and officers to the fullest extent permitted by law. Any repeal or modification of these provisions shall not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of that director or officer occurring prior to the amendment or repeal.

        We have obtained and expect to maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

        We have entered into indemnity agreements with our directors and officers providing the indemnification described above.

        Reference is also made to the Purchase Agreement filed as Exhibit 1.1 to the Registration Statement for information concerning the underwriters' obligation to indemnify us and our officers and directors in certain circumstances.

Item 16. Exhibit and Financial Statement Schedules

Exhibit Number	Description of Exhibit
1.1†	Form of Purchase Agreement.
4.1	Specimen Common Stock Certificate.(1)
4.2	Stock Option Agreement dated as of May 15, 2002 between Navigation Technologies and Judson C. Green.(2)
4.3(a)	Stock Option Agreement dated as of May 15, 2002 between Navigation Technologies and John K. MacLeod.(2)
4.3(b)	Stock Option Agreement dated as of May 15, 2002 between Navigation Technologies and John K. MacLeod.(2)
4.4	Registration Rights Agreement dated as of March 29, 2001 between Navigation Technologies and Philips Consumer Electronic Services B.V.(3)
5.1	Opinion of Pepper Hamilton LLP.
23.1	Consent of KPMG LLP.
23.2	Consent of Pepper Hamilton LLP (included in Exhibit 5.1).
24.1†	Power of Attorney (set forth on the signature page to this registration statement).

†
Previously filed.

(1)
Filed with NAVTEQ's Registration Statement on Form S-1, as amended, Registration No. 333-114637.

(2)
Filed with NAVTEQ's Annual Report on Form 10-K for the year ended December 31, 2002.

(3)
Filed with NAVTEQ's Registration Statement on Form 10, Registration No. 000-21323.

Item 17. Undertakings

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on April 29, 2005.

NAVTEQ Corporation
By:	/s/ JUDSON C. GREEN Judson C. Green President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JUDSON C. GREEN Judson C. Green	Director, President and Chief Executive Officer (Principal Executive Officer)	April 29, 2005
/s/ DAVID B. MULLEN David B. Mullen	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 29, 2005
/s/ NEIL T. SMITH Neil T. Smith	Vice President and Corporate Controller (Principal Accounting Officer)	April 29, 2005
* Christopher B. Galvin	Chairman of the Board	April 29, 2005
* Richard J.A. de Lange	Director	April 29, 2005
* Wilhelmus C. M. Groenhuysen	Director	April 29, 2005
* Willam L. Kimsey	Director	April 29, 2005

* Scott D. Miller	Director	April 29, 2005
* Dirk-Jan van Ommeren	Director	April 29, 2005
*By:	/s/ JUDSON C. GREEN Judson C. Green Attorney-in-fact

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibit
1.1†	Form of Purchase Agreement.
4.1	Specimen Common Stock Certificate.(1)
4.2	Stock Option Agreement dated as of May 15, 2002 between Navigation Technologies and Judson C. Green.(2)
4.3(a)	Stock Option Agreement dated as of May 15, 2002 between Navigation Technologies and John K. MacLeod.(2)
4.3(b)	Stock Option Agreement dated as of May 15, 2002 between Navigation Technologies and John K. MacLeod.(2)
4.4	Registration Rights Agreement dated as of March 29, 2001 between Navigation Technologies and Philips Consumer Electronic Services B.V.(3)
5.1	Opinion of Pepper Hamilton LLP.
23.1	Consent of KPMG LLP.
23.2	Consent of Pepper Hamilton LLP (included in Exhibit 5.1).
24.1†	Power of Attorney (set forth on the signature page to this registration statement).

†
Previously filed.

(1)
Filed with NAVTEQ's Registration Statement on Form S-1, as amended, Registration No. 333-114637.

(2)
Filed with NAVTEQ's Annual Report on Form 10-K for the year ended December 31, 2002.

(3)
Filed with NAVTEQ's Registration Statement on Form 10, Registration No. 000-21323.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Business
Our Market Opportunity
Our Competitive Strengths
Our Operating Strategy
Our Growth Strategy
Our Relationship with Philips
Corporate Information
The Offering
Summary Consolidated Financial Data
RISK FACTORS
Risks Related to Our Business
Risks Related to this Offering and Your Ownership of Our Common Stock
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Amounts in thousands, except per share amounts)
Payments Due by Period
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
NAVTEQ CORPORATION AND SUBSIDIARIES INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
NAVTEQ CORPORATION AND SUBSIDIARIES Consolidated Balance Sheets (In thousands, except per share amounts)
NAVTEQ CORPORATION AND SUBSIDIARIES Consolidated Statements of Operations (In thousands, except per share data)
NAVTEQ CORPORATION AND SUBSIDIARIES Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) (In thousands)
NAVTEQ CORPORATION AND SUBSIDIARIES Consolidated Statements of Cash Flows (In thousands)
Notes to Consolidated Financial Statements (amounts in thousands, except per share amounts)
NAVTEQ CORPORATION AND SUBSIDIARIES FINANCIAL STATEMENT SCHEDULE
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
INDEX OF EXHIBITS